      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                 CINEMARK, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                          7832                         01-0687923
(State or Other Jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)       Identification Number)

                             ---------------------
                         3900 DALLAS PARKWAY, SUITE 500
                               PLANO, TEXAS 75093
                                 (972) 665-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                MICHAEL CAVALIER, VICE PRESIDENT-GENERAL COUNSEL
                         3900 DALLAS PARKWAY, SUITE 500
                               PLANO, TEXAS 75093
                                 (972) 665-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------

                                WITH A COPY TO:

            TERRY M. SCHPOK, P.C.                              RHETT BRANDON
  AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.              SIMPSON THACHER & BARTLETT
       1700 PACIFIC AVENUE, SUITE 4100                      425 LEXINGTON AVENUE
             DALLAS, TEXAS 75201                          NEW YORK, NEW YORK 10017
          TELEPHONE: (214) 969-2800                      TELEPHONE: (212) 455-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM
        TITLE OF SHARES TO BE REGISTERED         AGGREGATE OFFERING PRICE(1)(2)    AMOUNT OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $0.001 per
  share.........................................          $230,000,000                       $21,160
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2) Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 17, 2002

PROSPECTUS

                                [CINEMARK LOGO]

                                 CINEMARK, INC.

                                             SHARES

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------

This is our initial public offering of our Class A common stock. We are offering shares. No public market for our Class A common stock currently exists.

We anticipate that the initial public offering price will be between $     and
$     per share. We intend to apply to list our Class A common stock on the New
York Stock Exchange under the symbol "       ".

Upon completion of this offering, Lee Roy Mitchell, our Chairman and Chief Executive Officer, his family and related entities will own 100% of our Class B
common stock, and The Cypress Group L.L.C. and its affiliates will own      % of
our Class A common stock. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes, and our Class A and Class B common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders. Accordingly, following this offering,
the Mitchell Group and Cypress will own common stock representing   % of the
combined voting power of our common stock.

             Investing in our Class A common stock involves risks.
                    See "Risk Factors" beginning on page 9.

                                                                 PER
                                                                SHARE       TOTAL
                                                              ---------   ----------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to Cinemark, Inc. ...............   $          $

We have granted the underwriters a 30-day option to purchase up to additional shares of Class A common stock to cover over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about           , 2002.
--------------------------------------------------------------------------------

Sole Bookrunner and Lead Manager                              Joint Lead Manager

LEHMAN BROTHERS                                             SALOMON SMITH BARNEY

       BEAR, STEARNS & CO. INC.
                                 CREDIT SUISSE FIRST BOSTON
                                                            GOLDMAN, SACHS & CO.

            , 2002

                                [CINEMARK LOGO]

                             The Best Seat In Town

Description of artwork:

Miscellaneous interior and exterior photographs of Cinemark theatres.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    9
Cautionary Statement Regarding Forward-Looking Statements...   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   20
Selected Consolidated Financial Data........................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   40
Management..................................................   52
Principal Stockholders......................................   59
Certain Relationships and Related Party Transactions........   61
Description of Capital Stock................................   63
Material U.S. Federal Income Tax Considerations To Non-U.S.
  Holders...................................................   67
Shares Eligible for Future Sale.............................   69
Underwriting................................................   71
Legal Matters...............................................   74
Experts.....................................................   75
Where You Can Find More Information.........................   75
Index to Consolidated Financial Statements..................  F-1

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

     In connection with this offering, on May 16, 2002, we were formed as the Delaware holding company of Cinemark USA, Inc. Each outstanding share, and each outstanding option to purchase shares, of Cinemark USA, Inc. were exchanged for shares, and options to purchase shares, respectively, of our common stock. The accompanying financial statements have been revised to reflect the historical financial data of Cinemark USA, Inc. as though it were our financial data and all financial and statistical data contained in this prospectus has been revised accordingly. Specifically, all share and per share amounts have been adjusted to retroactively reflect the share exchange for the periods presented.

                               MARKET INFORMATION

     Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America and the National Association of Theatre Owners), analysts and our knowledge of our revenues and markets.

     We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

                             ---------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     THROUGH AND INCLUDING           , 2002 (25 DAYS AFTER THE DATE OF THE
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and the offering. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. Except as otherwise indicated by the context, references in this prospectus to "we," "our," the "issuer" or "Cinemark" are to the combined business of Cinemark, Inc. and all of its consolidated subsidiaries and references to North America are to the U.S. and Canada. Unless otherwise specified, all operating data is as of March 31, 2002. We present EBITDA, as defined in the notes to Summary Consolidated Financial and Operating Data, and other financial information to help us describe our operating and financial performance.

                                 CINEMARK, INC.

     We are one of the world's leaders in the motion picture exhibition industry, in terms of both revenues and number of screens in operation. We were founded in 1987 by our Chairman and Chief Executive Officer Lee Roy Mitchell, and have grown primarily through targeted new theatre construction. We operate 3,014 screens in 278 theatres. For the twelve months ended March 31, 2002, we had revenues of $884.3 million and EBITDA of $184.9 million, representing a 20.9% EBITDA margin, and generated $67.6 million of free cash flow. For the three months ended March 31, 2002, we grew our EBITDA approximately 42.4% over the comparable period in 2001 and increased our EBITDA margin to 22.1%. We have the highest EBITDA margin of the five largest motion picture exhibitors in the U.S.

     In each of the past three fiscal years, we have increased revenues and EBITDA by an average of 14.6% and 16.6% per year, respectively. Our geographic diversity within North America and internationally has allowed us to maintain consistent revenue and EBITDA growth. We operate 2,215 screens in 188 theatres in North America. These theatres, located in 33 states and one province, are primarily in mid-sized U.S. markets, including suburbs of major metropolitan areas. We believe these markets are less competitive and generate high, stable margins. We also operate 799 screens in 90 theatres outside of North America, primarily located in major Latin American metropolitan markets, which we believe are underscreened and have significant growth potential.

                             COMPETITIVE STRENGTHS

     We believe the following strengths differentiate us from our competitors:

     FOCUSED PHILOSOPHY RESULTING IN INDUSTRY LEADING FINANCIAL
PERFORMANCE. Our operating philosophy is to generate the highest returns for our stockholders. We focus on negotiating favorable theatre facility economics, providing a superior viewing experience and controlling theatre operating costs. As a result of this philosophy, we generate the highest EBITDA margin of the five largest motion picture exhibitors in the U.S. Our EBITDA margins have averaged 18.7% over the past three fiscal years. We also produced an EBITDA per screen of approximately $61,339 for the twelve months ended March 31, 2002, which we believe to be among the highest in the industry.

     SUPERIOR MANAGEMENT TEAM WITH A TRACK RECORD OF FINANCIAL DISCIPLINE. Led by Mr. Mitchell, our management team has an average of approximately 19 years of theatre operating experience, has a proven track record of superior performance and has navigated our organization through many industry cycles. Between 1999 and 2001, we were the only one of the five largest motion picture exhibitors in the U.S. that did not file for bankruptcy protection or require a significant equity investment to meet financial covenants. We believe this is a result of our financial discipline and focus on investment returns, as demonstrated by our decision to decrease our building commitments during this difficult period in the industry. We reduced our capital expenditures from $248.4 million in 1999 to $40.4 million in 2001. We also decreased our ratio of net debt to EBITDA from 6.0x as of December 31, 1999 to 3.9x as of March 31, 2002.

     SELECTIVE BUILDING IN LESS COMPETITIVE U.S. MARKETS AND HEAVILY POPULATED INTERNATIONAL MARKETS.

     - Less Competitive U.S. Markets: We have historically built modern theatres in mid-sized U.S. markets, including suburbs of major metropolitan areas, which we believe were underserved. We believe our targeting of these markets, together with the high quality of our theatre circuit, has protected us from the negative financial impact of overbuilding and reduces the risk of competition from new entrants. As the sole exhibitor in approximately 83% of the film zones in which we operate, we have maximum access to film product. This enables us to select the films that we believe will deliver the highest returns in those markets.

     - Heavily Populated, High Growth International Markets: Since 1993, we have directed our activities in international markets primarily toward Latin America due to the growth potential in these under-screened markets. Our EBITDA margins from our international operations are generally higher than those in North America. We have successfully established a significant presence in most of the major cities in Latin America, with theatres in nine of the ten largest metropolitan areas. We have strategic alliances with local partners in many countries, which help us obtain additional market insight. We generally fund our operating and capital expenditures in local currencies, thereby matching our expenses to our revenues. We have also geographically diversified our international portfolio in an effort to balance risk and become the predominant Pan American motion picture exhibition company.

     STRONG BALANCE SHEET WITH SIGNIFICANT CASH FLOW. We believe that we will have a conservative capital structure. As of March 31, 2002, on a pro forma basis giving effect to this offering, we had $ million of total debt outstanding and $ million in cash and cash equivalents, resulting in a ratio of
net debt to EBITDA of   . Our high EBITDA margin and capital structure allowed
us to generate $67.6 million of free cash flow (EBITDA after interest expense, taxes paid, capital expenditures and changes in working capital) during the twelve months ended March 31, 2002. This significant cash flow enables us to take advantage of future growth opportunities.

     MANAGEMENT ALIGNMENT WITH STOCKHOLDERS.  The Mitchell Group and other
members of our management team will own approximately           % of our
outstanding common stock following the completion of this offering. This large ownership interest effectively aligns management and stockholder interests in maximizing growth and returns on investment.

     MODERN THEATRE CIRCUIT. We have built our modern theatre circuit primarily through new theatre construction, which we believe provides a preferred destination for moviegoers in our markets. Since 1996, we have built 1,910 screens, or 63% of our total screen count. Our ratio of screens to theatres is one of the highest in the industry: 11.8 to 1 in North America and 8.9 to 1 internationally. Approximately 64% of our North American first-run screens and 74% of our international screens feature stadium seating.

                                  OUR STRATEGY

     We believe our operating philosophy provides us with a competitive advantage. We intend to continue to focus on the following key components of our business plan:

     FOCUS ON LESS COMPETITIVE U.S. MARKETS AND TARGET PROFITABLE, HIGH GROWTH INTERNATIONAL MARKETS. We will continue to seek growth opportunities in underserved, mid-sized U.S. markets and major international metropolitan areas, by building or acquiring modern theatres that meet our strategic, financial and demographic criteria.

     MAXIMIZE PROFITABILITY THROUGH CONTINUED FOCUS ON OPERATIONAL
EXCELLENCE. We will continue to focus on executing our operating philosophy. We believe that our successful track record of executing this philosophy is evidenced by the fact that we were the only one of the five largest motion picture exhibitors in the U.S. that did not file for bankruptcy protection or require a significant equity investment in recent years.

     PURSUE ADDITIONAL REVENUE OPPORTUNITIES. We will continue to pursue additional growth opportunities by developing and expanding ancillary revenue streams such as advertising. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 159 million during the twelve months ended March 31, 2002. We are also expanding additional revenue sources through the use of theatres for non-film events, digital video monitor advertising, virtual poster cases and third party branding.

                                  OUR INDUSTRY

     The U.S. motion picture exhibition industry is enjoying the longest expansion in its history, as revenues increased for the tenth straight year. For the first time in history, single year U.S. motion picture box office revenues exceeded the $8 billion mark, reaching a total of $8.4 billion in 2001, according to the Motion Picture Association of America. This new national box office record represents a 9% increase from the previous record of $7.7 billion set in 2000. Factors contributing to the recent success of the industry include the improvement of theatre circuits resulting from the creation of the modern multiplex format, the improved quality and timing of film releases and the screen rationalization of 2000 and 2001.

     International growth has also been strong. Global box office revenues have increased 12.2% from $15.6 billion in 1998 to an estimated $17.5 billion in 2001 as a result of the increasing acceptance of moviegoing as a popular form of entertainment throughout the world, ticket price increases and new theatre construction. According to Informa Media Group, Latin America is the fastest growing region in the world in terms of box office revenues.

     A strong movie release calendar has helped maintain the industry's momentum, with five films grossing over $100 million in 2002. U.S. box office performance in the first quarter of 2002 was strong, with revenues up 15.3% and attendance up 11.3% over the first quarter of 2001.

                     DRIVERS OF CONTINUED INDUSTRY SUCCESS

     We believe the following market trends will drive the continued growth and strength of our industry:

     IMPORTANCE OF THEATRICAL SUCCESS IN ESTABLISHING MOVIE BRANDS AND SUBSEQUENT MARKETS. Theatrical exhibition is the primary distribution channel for new motion picture releases. A successful theatrical release which "brands" a film is the primary factor in determining its success in "downstream" distribution channels, such as home video, DVD, and network, syndicated and pay-per-view television.

     INCREASED IMPORTANCE OF INTERNATIONAL MARKETS FOR ENSURING BOX OFFICE SUCCESS. International markets are becoming an increasingly important component of the overall box office revenues generated by Hollywood films. For example, markets outside of North America accounted for more than $1.4 billion, or greater than 60%, of the global box office revenues for Harry Potter and the Sorcerer's Stone, Lord of the Rings: Fellowship of the Ring and Monsters, Inc. With the continued growth of the international motion picture exhibition industry, the relative contribution of markets outside North America should become even more significant.

     INCREASED INVESTMENT IN PRODUCTION AND MARKETING OF FILMS BY
DISTRIBUTORS. As a result of the additional revenues generated by domestic, international and downstream markets, studios have increased production and marketing expenditures per new film at a compound annual growth rate of 6.2% and 9.9%, respectively, over the past ten years. This has led to an increase in "blockbuster" features, which attract larger audiences to theatres.

     FAVORABLE ATTENDANCE TRENDS. We believe that recent trends in motion picture attendance will continue to benefit the industry. According to the Motion Picture Association of America, annual admissions per capita increased from 4.5x to 5.3x between 1991 and 2001. Additionally, the teenage segment, defined as 12-17 year olds, represented 19% of admissions in 2001, up from 14% in 1997. During 2001, 51% of teenagers attended movies 12x per year or more, compared with only 42% in 1997.

     REDUCED SEASONALITY OF REVENUES. Historically, industry revenues have been highly seasonal, coinciding with the timing of film releases by the major distributors. The most marketable motion pictures were generally released during the summer and the Thanksgiving through year-end holiday season. However, the seasonality of motion picture exhibition has become less pronounced in recent years. Studios have begun to release films more evenly throughout the year, and hit films have emerged during traditionally weaker periods. This benefits exhibitors by allowing them to more effectively leverage their fixed cost base throughout the year.

     CONVENIENT AND AFFORDABLE FORM OF OUT-OF-HOME ENTERTAINMENT. Moviegoing continues to be the most convenient and affordable form of out-of-home entertainment, with an average ticket price in the U.S. of $5.66 in 2001. Average prices for other forms of out-of-home entertainment in the U.S., including sporting events, theme parks, musical concerts and plays, range from $18.86 to $56.00 per ticket. Movie ticket prices have risen at approximately the rate of inflation, while ticket prices for other forms of out-of-home entertainment have increased at higher rates.

                                  RISK FACTORS

     Investing in our common stock involves risk. You should refer to the section entitled "Risk Factors" for an explanation of the material risks before investing in our Class A common stock.

                             ADDITIONAL INFORMATION

     We were incorporated under the laws of Delaware. Our corporate headquarters is located at 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Our telephone number is (972) 665-1000. Our web site address is www.cinemark.com. The information on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Class A common stock
offered.......................             shares

Common stock to be outstanding
after the offering

  Class A.....................              shares

  Class B.....................   25,710,480 shares

Use of proceeds...............   We intend to use the net proceeds from the
                                 offering to repay outstanding debt.

Over-allotment option.........   We have granted the underwriters a 30-day
                                 option to purchase up to           additional
                                 shares of Class A common stock to cover over-allotments.

Proposed New York Stock
Exchange symbol...............   "       ".

     The outstanding share information is based upon 24,009,480 shares of our Class A common stock and 25,710,480 shares of our Class B common stock that were outstanding as of March 31, 2002. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include the following:

     - shares of Class A common stock issuable upon exercise of the underwriters' over-allotment option;

     - approximately 994,410 to 1,988,820 shares of Class A common stock issuable to our partners in our Brazilian operations upon exchange for their shares of our subsidiary Cinemark Brasil S.A.;

     - 1,732,050 shares of Class A common stock issuable upon the exercise of outstanding stock options; and

     - an aggregate of 1,074,330 shares of Class A common stock reserved for future issuance under our Long Term Incentive Plan as of March 31, 2002.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table provides our summary consolidated financial data for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes appearing elsewhere in this prospectus and our unaudited interim financial statements and related notes.

                                                                                      TWELVE
                                                                                      MONTHS         THREE MONTHS
                                                                                       ENDED             ENDED
                                          YEAR ENDED DECEMBER 31,                    MARCH 31,         MARCH 31,
                          -------------------------------------------------------   -----------   -------------------
                            1997        1998        1999        2000       2001      2002 (2)       2001       2002
                          ---------   ---------   ---------   --------   --------   -----------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  (1)
Revenues................  $ 434,598   $ 571,219   $ 712,604   $786,264   $853,658    $884,290     $196,070   $226,702
Theatre operating
  costs.................    283,727     371,979     463,673    504,519    531,967     546,323      123,747    138,103
Facility lease
  expense...............     38,735      61,281      89,808    108,489    114,737     115,096       28,791     29,150
General and
  administrative
  expenses..............     27,598      32,947      34,833     39,013     42,690      43,323        9,843     10,476
Depreciation and
  amortization..........     25,373      37,197      53,269     66,111     73,544      74,102       16,609     17,167
Asset impairment loss...      2,214       9,950       3,720      3,872     20,723      20,831          450        558
(Gain) loss on sale of
  assets and other......       (189)     (2,266)      2,420        912     12,408      12,836          111        539
                          ---------   ---------   ---------   --------   --------    --------     --------   --------
Total expenses..........    377,458     511,088     647,723    722,916    796,069     812,511      179,551    195,993
                          ---------   ---------   ---------   --------   --------    --------     --------   --------
Operating income........     57,140      60,131      64,881     63,348     57,589      71,779       16,519     30,709
Interest expense (3)....     33,487      43,014      59,867     74,037     70,931      66,401       19,905     15,375
Income (loss) before
  extraordinary items
  and cumulative effect
  of an accounting
  change................     15,019      11,009       4,004    (10,423)    (4,021)      8,974       (2,663)    10,332
Net income (loss) (4)...  $  14,705   $  11,009   $   1,035   $(10,423)  $ (4,021)   $  5,584     $ (2,663)  $  6,942
                          =========   =========   =========   ========   ========    ========     ========   ========
Income (loss) per share
  before extraordinary
  items and cumulative
  effect of an
  accounting change:
  Basic.................  $    0.31   $    0.23   $    0.08   $  (0.22)  $  (0.08)   $   0.18     $  (0.06)  $   0.21
  Diluted...............       0.30        0.22        0.08      (0.22)     (0.08)       0.18        (0.06)      0.21
Net income (loss) per
  share:
  Basic.................       0.31        0.23        0.02      (0.22)     (0.08)       0.11        (0.06)      0.14
  Diluted...............       0.29        0.22        0.02      (0.22)     (0.08)       0.11        (0.06)      0.14
Weighted average shares
  outstanding:
  Basic.................     48,201      48,148      48,158     48,268     48,473      48,814       48,340     49,720
  Diluted...............     50,407      50,365      51,773     48,268     48,473      50,043       48,340     50,166

                                                                                      TWELVE
                                                                                      MONTHS        THREE MONTHS
                                                                                       ENDED            ENDED
                                           YEAR ENDED DECEMBER 31,                   MARCH 31,        MARCH 31,
                           -------------------------------------------------------   ---------   -------------------
                             1997        1998        1999        2000       2001     2002 (2)      2001       2002
                           ---------   ---------   ---------   --------   --------   ---------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA
  (CONSOLIDATED): (1)
EBITDA (5)...............  $  87,313   $ 107,457   $ 128,233   $141,978   $169,980   $184,877    $ 35,139   $ 50,036
EBITDA margin............      20.1%       18.8%       18.0%      18.1%      19.9%      20.9%       17.9%      22.1%
Cash flow from (used
  for):
  Operating activities...  $  61,577   $  66,570   $  97,541   $ 51,575   $ 81,659   $115,066    $(25,433)  $  7,974
  Investment
    activities...........   (229,302)   (248,543)   (228,484)   (91,665)   (28,337)   (30,116)        562     (1,217)
  Financing activities...    185,424     175,907     114,927     51,280    (21,513)   (48,803)     30,105      2,815
Capital expenditures.....    200,272     387,906     248,371    113,081     40,352     42,405       6,604      8,657
Total debt/EBITDA........       5.3x        5.9x        6.1x       5.7x       4.6x       4.2x
Net debt/EBITDA (6)......        4.9         5.6         6.0        5.6        4.3        3.9
EBITDA/interest
  expense................        2.6         2.5         2.1        1.9        2.4        2.8

                                                              AS OF MARCH 31, 2002
                                                              --------------------
                                                                         PRO FORMA
                                                                         FOR THIS
                                                               ACTUAL    OFFERING
                                                              --------   ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA (CONSOLIDATED): (1)
Cash and cash equivalents...................................  $ 59,438
Total assets................................................   978,029
Total long-term debt, including current portion.............   783,551
Stockholders' equity........................................    22,459

                                                                                         TWELVE
                                                                                         MONTHS       THREE MONTHS
                                                                                          ENDED           ENDED
                                                 YEAR ENDED DECEMBER 31,                MARCH 31,       MARCH 31,
                                      ----------------------------------------------   -----------   ---------------
                                       1997     1998      1999      2000      2001      2002 (2)      2001     2002
                                      ------   -------   -------   -------   -------   -----------   ------   ------
                                                                (ATTENDANCE IN THOUSANDS)
OPERATING DATA:
North America (7)
  Theatres operated (at period
    end)............................     155       173       185       190       188         188        190      188
  Screens operated (at period
    end)............................   1,437     1,813     2,102     2,217     2,217       2,215      2,217    2,215
  Average screens per theatre.......     9.3      10.5      11.4      11.7      11.8        11.8       11.7     11.8
  Total attendance..................  74,592    85,693    90,996    92,425   100,022     102,942     22,779   25,699
International (8)
  Theatres operated (at period
    end)............................      18        38        69        80        88          90         83       90
  Screens operated (at period
    end)............................     187       367       606       695       783         799        721      799
  Average screens per theatre.......    10.4       9.7       8.8       8.7       8.9         8.9        8.7      8.9
  Total attendance..................  11,668    20,875    39,938    46,152    53,853      56,214     13,055   15,416
Worldwide
  Theatres operated (at period
    end)............................     173       211       254       270       276         278        273      278
  Screens operated (at period
    end)............................   1,624     2,180     2,708     2,912     3,000       3,014      2,938    3,014
  Average screens per theatre.......     9.4      10.3      10.7      10.8      10.9        10.8       10.8     10.8
  Total attendance..................  86,260   106,568   130,934   138,577   153,875     159,156     35,834   41,115

---------------

(1) The consolidated statement of operations data and consolidated balance sheet data presented above for the five most recent fiscal years ended December 31 have been derived from our audited consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for the three months ended March 31, 2001 and 2002 and the consolidated balance sheet data as of March 31, 2002 are derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments necessary for a fair presentation of the information presented in those statements. The historical results are not necessarily indicative of the results to be expected in any future period. The operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results to be achieved for the full year.

(2) The consolidated statement of operations data and other financial data for the twelve months ended March 31, 2002 is derived by adding the information for the twelve months ended December 31, 2001 with the information for the three months ended March 31, 2002, and subtracting the information for the three months ended March 31, 2001, except for per share data and weighted average outstanding shares data which were recalculated based on that twelve month period.

(3) Interest expense includes amortization of debt issue cost and debt discount and excludes capitalized interest of $2.2 million, $4.4 million, $4.3 million, $0.6 million and $0.2 million in 1997, 1998, 1999, 2000 and 2001, respectively.

(4) In 1997, an extraordinary loss on early extinguishment of debt of $0.3 million (net of tax benefit) was recorded. In 1999, a cumulative effect of a change in accounting principle charge of $3.0 million (net of tax benefit) was recorded in connection with the adoption of Statement of Position (SOP) 98-5 requiring start-up activities and organization costs to be expensed as incurred. In 2002, a cumulative effect of a change in accounting principle charge of $3.4 million (net of tax benefit) was recorded as a transitional impairment adjustment in connection with the adoption of Statement of Financial Accounting Standards No. 142 requiring that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

(5) Represents net income (loss) before depreciation and amortization, asset impairment loss, (gain) loss on sale of assets and other, interest expense, amortization of debt issue cost and debt discount, interest income, foreign currency exchange gain (loss), equity in income (loss) of affiliates, minority interests in (income) loss of subsidiaries, income taxes (benefit), extraordinary items and cumulative effect of a change in accounting principle, changes in deferred lease expense and accrued and unpaid compensation expense relating to any stock option plans. EBITDA is a financial measure commonly used in our industry and should not be construed as an alternative to cash flow from operations (as determined in accordance with generally accepted accounting principles in the U.S.), as a better indicator of operating performance or as a measure of liquidity. Other definitions of EBITDA may not be comparable with this calculation.

(6) Represents long-term debt, including current portion, less cash and cash equivalents divided by EBITDA.

(7) The data excludes certain theatres we operate in North America pursuant to management agreements that are not part of our consolidated operations.

(8) The data excludes certain theatres we operate internationally through our affiliates that are not part of our consolidated operations.

                                  RISK FACTORS

     Before you invest in our Class A common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our pro forma and historical financial statements and related notes, before you decide to purchase shares of our Class A common stock. The following risks and uncertainties are not the only ones we face. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Class A common stock could decline, perhaps significantly.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE DEPEND UPON MOTION PICTURE PRODUCTION AND PERFORMANCE.

     Our business is dependent both upon the availability of suitable motion pictures for exhibition in our theatres and the performance of such pictures in our markets. Poor performance of films or disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers could have a material adverse effect on our business.

WE DEPEND ON OUR RELATIONSHIPS WITH DISTRIBUTORS OF FILMS.

     We rely on the film distributors for the motion pictures shown in our theatres. The film distribution business is highly concentrated, with nine major film distributors accounting for approximately 93% of U.S. admissions and 48 of the top 50 grossing films during 2000. Numerous antitrust cases and consent decrees resulting from these cases impact the distribution of motion pictures. The consent decrees bind certain major film distributors to license films to exhibitors on a theatre-by-theatre and film-by-film basis. Consequently, we cannot guarantee a supply of films by entering into long-term arrangements with major distributors. We are therefore required to negotiate licenses for each film and for each theatre. We cannot assure you that we will be able to negotiate favorable licensing terms for all first-run film. A deterioration in our relationship with any of the nine major film distributors could adversely affect our ability to negotiate film licenses and our ability to obtain commercially successful films and, therefore could adversely affect our business and operating results.

THE OVERSUPPLY OF SCREENS IN THE MOTION PICTURE EXHIBITION INDUSTRY AND OTHER FACTORS MAY AFFECT THE PERFORMANCE OF SOME OF OUR THEATRES.

     Since 1999, several major theatre exhibition companies, including Regal Cinemas, Loews Cineplex Entertainment and United Artists have filed for bankruptcy. One significant cause of those bankruptcies was the emphasis by theatre circuits on the development of large multiplexes in recent years. The strategy of aggressively building multiplexes was adopted throughout the industry which generated significant competition and resulted in an oversupply of screens in the North American exhibition industry. Consequently, many older multiplex theatres were rendered obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. As a result, many analysts believe that there continues to be an oversupply of screens in the North American exhibition industry. This has caused motion picture exhibitors to experience impairment write-offs, losses on theatre dispositions and downward adjustments of credit ratings, and some of our competitors have defaulted under their loan agreements. This oversupply of screens may affect the performance of some of our theatres.

OUR SUBSTANTIAL LEASE AND DEBT OBLIGATIONS COULD IMPAIR OUR FINANCIAL CONDITION.

     We have substantial lease and debt obligations. For the twelve months ended March 31, 2002, our facility lease expense and interest expense were approximately $115.1 million and $66.4 million, respectively. As of March 31, 2002, we had approximately $783.6 million of debt outstanding, excluding $38.9 million available under our credit facility. Our substantial lease and debt obligations pose risk to you in the following ways:

     - make it more difficult for us to satisfy our obligations;

     - require us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

     - may impede us from obtaining additional financing in the future for working capital, capital expenditures and general corporate purposes; and

     - make us more vulnerable to a downturn in our business and limit our flexibility to plan for, or react to, changes in our business.

     We believe that based on the current level of cash flow from operations, we will have sufficient liquidity and access to capital to carry on our business and we will be able to meet scheduled lease and debt service requirements and financial covenants. However, we cannot assure you that we will continue to generate cash flow at current levels. If we fail to make any required payment under the agreements governing our leases and indebtedness or fail to comply with the financial and operating covenants contained in them, we would be in default. A default could have a significant adverse effect on the market value and marketability of our Class A common stock. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness. If the lenders required immediate payment, we may not have sufficient assets to satisfy our obligations under our credit facility, our subordinated notes or our other indebtedness.

     In December 2000, Moody's Investor Services lowered the rating on our three series of senior subordinated notes due 2008 from B2 to Caa2 and in August 2000, Standard and Poor's lowered the rating on those notes due 2008 from B to B-.

OUR FOREIGN OPERATIONS ARE SUBJECT TO ADVERSE REGULATIONS AND CURRENCY EXCHANGE RISK.

     Outside of North America, we operate 90 theatres with 799 screens in Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Colombia and the United Kingdom, with Mexico and Brazil representing approximately 9% and 7% of 2001 revenues, respectively. We will continue to investigate opportunities in these and other foreign markets. Governmental regulation of the motion picture industry in foreign markets differs from those in the United States. Regulations affecting price controls or admission prices, quota systems requiring the exhibition of films produced in the subject country and restrictions on ownership of land may adversely affect our international operations in foreign markets. Our international operations are subject to certain political, economic and other uncertainties not encountered by our domestic operations. We also face the additional risks of currency fluctuations, hard currency shortages and controls of foreign currency exchange. We do not actively hedge against foreign currency exchange risk.

IF WE DO NOT COMPLY WITH THE AMERICANS WITH DISABILITIES ACT OF 1990 WE COULD BE SUBJECT TO LITIGATION.

     Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or the ADA, and analogous state and local laws. Compliance with the ADA requires among other things that public facilities "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

     We have been involved in significant litigation in which it is claimed that many of our theatres do not comply with the ADA. Currently, we are the subject of lawsuits brought by the Department of Justice in Cleveland, Ohio and by private plaintiffs in two cases in Texas. In each of these cases it is alleged that the wheelchair seating positions do not comply with the ADA, or in the Texas cases, with the Texas Accessibility

Standards. The plaintiffs in the DOJ litigation, Austin, Texas litigation and Mission, Texas litigation have argued that the theatres must provide wheelchair seating locations with viewing angles to the screen that are at the median or better than all seats in the auditorium. If we lose the DOJ litigation, our business and results of operations may be materially and adversely affected. To date, however, three courts have rejected that position. In two of the three cases, we were the defendant, and the courts have found our theatres to be in compliance with the ADA; Lara v. Cinemark USA, Inc., United States Court of Appeals for the Fifth Circuit; United States of America v. Cinemark USA, Inc., United States District Court for the Northern District of Ohio. The third case, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc., United States District Court for the District of Oregon, adopted the reasoning established in Lara and granted summary judgment in favor of Regal Cinemas, Inc.

     Although we believe that our positions in these litigations are legally correct, we cannot predict with a reasonable degree of certainty the likely outcome of any case.

OUR INDUSTRY IS COMPETITIVE.

     The motion picture industry is competitive. We compete against local, national and international exhibitors. We compete for both patrons and licensing of motion pictures. Some of our competitors have substantially greater resources. The principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

     The competition for patrons is dependent upon such factors as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. The multiplex building programs by many of our competitors during the second half of the 1990s was, according to many industry analysts, too aggressive. Most of the building was financed primarily with debt resulting in increased operating and financial leverage. The significant increase in multiplexes rendered many of the older theatre facilities obsolete more rapidly than expected. Since theatres have limited uses, many of the landlords have been unwilling to make rent concessions or terminate the leases for underperforming theatres. As a result, several of our competitors filed for bankruptcy protection and have used the bankruptcy proceedings to reject the leases for underperforming theatres. This has resulted in the closure of a number of underperforming theatres in the U.S. Many analysts believe that the U.S. is still overscreened, which may continue to affect some of our theatres. We also face competition for patrons from a number of alternative motion picture distribution channels, such as home video, pay-per-view, cable, DVD, syndicated and broadcast television. We also compete with other forms of entertainment competing for our patrons' leisure time and disposable income such as concerts, amusement parks and sporting events.

WE MAY NOT BE ABLE TO GENERATE ADDITIONAL REVENUE OPPORTUNITIES.

     We intend to continue to pursue additional revenue streams such as advertising and the use of theatres for non-film events. Our ability to achieve our business objectives may depend in part on our success in generating these revenue streams. There can be no assurance that we will be able to effectively generate these additional revenues and our inability to do so may have an adverse effect on our financial performance.

OUR BUSINESS IS SEASONAL.

     Our results of operations vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres. The major film distributors generally release during the summer and holiday seasons those films that they anticipate will be the most successful. Consequently, we typically generate higher revenues during these periods.

UNCERTAINTIES RELATED TO DIGITAL CINEMA.

     If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in our industry. There are multiple parties vying for the position of being the primary generator of the digital projector roll-out. However, there are significant obstacles to such a roll-out plan including:

     - Quality of image: Many industry leaders feel that the quality of the digital image does not yet surpass the quality of the traditional 35mm image, even though consumers have tended to respond favorably to test screenings; and

     - Costs: Electronic projectors will require substantial investment in re-equipping theatres.

     Even if the technical issues surrounding digital cinema are resolved, business arrangements for the financing of the digital projector roll-out will require significant discussions. Further, we cannot assure you that financing alternatives to fund our portion of the digital cinema roll-out can be obtained on terms we deem acceptable.

UNCERTAINTIES RELATING TO FUTURE EXPANSION PLANS.

     We have greatly expanded our operations over the last decade through new theatre construction and selective theatre acquisitions. We will continue to pursue a strategy of expansion that will involve the development of new theatres, including international markets, and may involve acquisitions of existing theatres and theatre circuits. Acquisitions generally would be made to provide initial entry into a new market or to strengthen our position in an existing market. We may not be able to develop or acquire suitable theatres in the future; therefore, we cannot assure you that our expansion strategy will result in improvements to our business, financial condition or profitability. There is significant competition for potential site locations and existing theatre and theatre circuit acquisition opportunities. As a result of such competition, we may not be able to acquire attractive site locations or existing theatres or theatre circuits on terms we consider acceptable. Further, our expansion programs may require financing in addition to the portion of the net proceeds from the sale of the Class A common stock and internally generated funds that we would use for such purpose. We cannot assure you that financing will be available to us on acceptable terms.

WE DEPEND ON KEY PERSONNEL.

     Our future performance depends to a significant degree upon the continued contributions of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could significantly harm us. We cannot assure you that we would be able to locate or employ qualified replacements on acceptable terms for senior management or key employees if their services are no longer available.

WE ARE SUBJECT TO IMPAIRMENT LOSSES DUE TO POTENTIAL DECLINES IN VALUATIONS.

     We review our theatres for impairment on a quarterly basis and whenever events or changes in circumstances indicate the carrying amount of the asset may not be fully recoverable. The impairment evaluation is based on, among other things, actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, competitive theatres in the marketplace, the sharing of a market with our other theatres, and the age of a recently built theatre. In recent years, in the U.S., our competitors' strategy of aggressively building multiplexes generated significant competition and rendered many older theatres obsolete more rapidly than expected. In addition, certain of the international markets served by us experienced adverse economic conditions and currency devaluations. Due to these factors, we recorded asset impairment charges of $3.7 million, $3.9 million and $20.7 million for 1999, 2000 and 2001, respectively. We also test goodwill and other intangible assets for impairment at least annually in accordance with Statement of Financial Accounting Standards No. 142, which we adopted on January 1, 2002. The adoption of this accounting pronouncement resulted in a $3.4 million write-down of goodwill and other intangible assets to fair value on January 1, 2002 (recorded as a cumulative effect of a change in accounting principle). We have recorded an additional impairment of goodwill during the three month period ended March 31, 2002 in the amount of $0.6 million (recorded as an asset impairment loss in our statement of operations). The additional impairment of goodwill relates to a further write-down of goodwill to fair value associated with our Argentina operations which continue to be impacted by the economic turmoil in the country. We cannot assure you that additional impairment charges will not be required in the future, and such charges may have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR CORPORATE STRUCTURE

WE HAVE SIGNIFICANT STOCKHOLDERS WITH THE ABILITY TO INFLUENCE OUR ACTIONS.

     We are controlled by the Mitchell Group and Cypress. The Mitchell Group
beneficially owns 25,710,480 shares of Class B common stock or   % of the total
voting power after the offering. Cypress beneficially owns 24,009,480 shares of
Class A common stock, or approximately   % of the total voting power after the
offering. In addition, under the Stockholders' Agreement among the Mitchell Group, Cypress and us, Cypress will have the right to exchange all of their shares of our Class A common stock for an equal number of our Class B common stock. Holders of our Class B common stock are entitled to ten votes per share. Accordingly, the Mitchell Group and Cypress control virtually all decisions with respect to our company by our stockholders, including decisions relating to the election of our directors. The Mitchell Group and Cypress may, under certain circumstances, without the concurrence of the remaining stockholders, amend our certificate of incorporation, effect or prevent a merger, sale of assets or other business acquisition or disposition, issue additional shares of common stock or other equity securities, or restrict the payment of dividends on our common stock. The Mitchell Group and Cypress could take other actions that might be desirable to the Mitchell Group and Cypress but not to other stockholders.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION.

     Investors purchasing shares of Class A common stock in this offering will
experience immediate dilution of $          per share, based upon an assumed
initial offering price of $          per share.

WE HAVE NOT, AND CURRENTLY DO NOT ANTICIPATE, PAYING DIVIDENDS ON OUR COMMON STOCK.

     We have not paid any dividends on our capital stock and do not plan to pay dividends on our common stock for the foreseeable future. In addition, covenants in our indentures, the credit facility agreements and other contracts and our status as a holding company may restrict our ability to declare and pay dividends. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures and any restrictions imposed by present or future debt instruments.

WE ARE A HOLDING COMPANY WITH NO OPERATIONS OF OUR OWN.

     We are a holding company with no operations of our own. Therefore, our ability to service our debt and pay dividends is dependent upon the earnings from the businesses conducted by our subsidiaries. The distribution of those earnings, or advances or other distributions of funds by these subsidiaries to us, all of which could be subject to statutory or contractual restrictions, are contingent upon the subsidiaries' earnings and are subject to various business considerations.

WE HAVE PROVISIONS IN OUR CORPORATE DOCUMENTS AND CERTAIN AGREEMENTS THAT MAY HINDER A CHANGE OF CONTROL.

     Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

     - our board's authorization to issue shares of preferred stock without stockholder approval;

     - a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms; and

     - provisions of Delaware law that restrict many business combinations and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

     Under our certificate of incorporation, holders of Class A common stock and Class B common stock vote as a single class, with each share of Class A common stock being entitled to one vote per share and each share of Class B common stock being entitled to ten votes per share. As a result of such provisions, no change of control requiring stockholder approval is possible without the affirmative vote of the Mitchell Group or Cypress who after this offering
together beneficially own common stock representing   % of the combined voting
power of our common stock. These provisions of our certificate of incorporation, bylaws and Delaware law could discourage tender offers or other transactions that might otherwise result in our stockholders receiving a premium over the market price of our common stock.

     Certain provisions of the senior subordinated notes indentures and the credit facility may have the effect of delaying or preventing future transactions involving a "change of control." A "change of control" would require us to make an offer to the holders of our senior subordinated notes to repurchase all of the outstanding notes at a purchase price equal to 101% of the aggregate principal amount outstanding plus accrued unpaid interest to the date of the purchase. A "change of control" would also be an event of default under our credit facility.

RISKS RELATED TO THIS OFFERING

THE MARKET PRICE OF OUR CLASS A COMMON STOCK MAY BE VOLATILE.

     Prior to this offering, there has been no public market for our Class A common stock, and there can be no assurance that an active trading market for our Class A common stock will develop or continue upon completion of the offering. The securities markets have recently experienced extreme price and volume fluctuations and the market prices of the securities of companies have been especially volatile. The initial price to the public of our Class A common stock will be determined through our negotiations with the underwriters. This market volatility, as well as general economic or political conditions, could reduce the market price of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of investment analysts and investors and, in response, the market price of our Class A common stock may decrease significantly and prevent investors from reselling their shares of our Class A common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, liabilities and a diversion of management's attention and resources.

FUTURE SALES OF OUR CLASS A COMMON STOCK MAY ADVERSELY AFFECT THE PREVAILING MARKET PRICE.

     If a large number of shares of our Class A common stock are sold in the open market after this offering, or the perception that such sales will occur, the trading price of our Class A common stock could decrease. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional Class A common stock. After this offering, we will have an
aggregate of           shares of our Class A common stock authorized but
unissued and not reserved for specific purposes. In general, we may issue all of these shares without any action or approval by our stockholders. We may issue shares of our Class A common stock in connection with acquisitions.

     Upon consummation of the offering, we will have      shares of our Class A
common stock outstanding and 25,710,480 shares of our Class B common stock outstanding that may convert into Class A common stock on a one-for-one basis. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. The remaining shares of our common stock will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Provided the holders comply with the holding periods and other conditions prescribed in Rule 144 under the Securities Act, these restricted securities cease to be restricted and become freely tradeable at various times after completion of this offering.

     Mr. Mitchell, Cypress and our directors and executive officers have entered into lock-up agreements and, with limited exceptions, have agreed not to sell or otherwise dispose of our common stock for a period of 180 days after the date of this prospectus. After this lock-up period, Mr. Mitchell and Cypress will be able to sell their shares pursuant to registration rights we have granted to them. We cannot predict whether substantial amounts of our Class A common stock will be sold in the open market in anticipation of, or following, any divestiture by Mr. Mitchell or Cypress or our directors or executive officers of their shares of common stock.

     We also reserved 2,644,380 shares of our Class A common stock for issuance under our Long Term Incentive Plan, of which 1,570,050 shares of Class A common stock are issuable upon exercise of options granted as of March 31, 2002, including options to purchase 704,430 shares exercisable as of March 31, 2002 or that will become exercisable within 60 days after March 31, 2002. We have outstanding options to purchase 162,000 shares of Class A common stock under our director option agreements. The sale of shares issued upon the exercise of stock options could further dilute your investment in our Class A common stock and adversely affect our stock price.

     We have granted our partners in our Brazilian operations an option to exchange all of their shares in Cinemark Brasil S.A. into shares of our Class A common stock upon completion of this offering. If our partners exercise this exchange option, we believe we will issue approximately 994,410 to 1,988,820 shares of our Class A common stock. The exercise of this option could dilute your investment in our Class A common stock and adversely affect our stock price.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to:

     - future revenues, expenses and profitability;

     - the future development and expected growth of our business;

     - projected capital expenditures;

     - attendance at movies generally, or in any of the markets in which we operate, the number or diversity of popular movies released or our inability to successfully license and exhibit popular films;

     - competition from other exhibitors; and

     - determinations in lawsuits in which we are defendants.

     You can identify forward-looking statements by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus.

                                USE OF PROCEEDS

     We estimate the net proceeds from this offering will be approximately
$     million, or $     million if the underwriters exercise their
over-allotment option in full, assuming an initial public offering price of
$     per share and after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds as follows:

     - approximately $          million to repay debt outstanding under our
       $350.0 million reducing, revolving credit facility maturing February 12, 2006 with an effective interest rate as of March 31, 2002 of 3.7% per annum;

     - approximately $29.0 million to repay debt outstanding under the Cinemark Mexico (USA) credit facility maturing January, 2003 with an effective interest rate as of March 31, 2002 of 4.9% per annum; and

     - approximately $77.0 million to repay debt outstanding under the Cinema Properties, Inc. $77.0 million term loan from Lehman Brothers Bank, FSB maturing December 31, 2003 with an effective interest rate as of March 31, 2002 of 7.7% per annum.

Pending the application of the net proceeds, we expect to invest the proceeds in short-term, investment-grade marketable securities or money market obligations.

     We are negotiating a new credit facility, which we expect will be arranged by Lehman Brothers Inc. and will permit borrowings of up to $250 million through a combination of revolving credit and term loans. We anticipate that borrowings under this new facility will be secured by pledges of certain of our assets and will bear interest at a floating rate based upon LIBOR or a specified base rate, plus a margin to be negotiated. This facility will contain customary restrictive covenants. We intend to use borrowings under this facility to repay the unpaid balance of amounts borrowed under our existing credit facility that are not repaid with the proceeds of the offering.

     The foregoing represents our current intentions based upon our present plans and business condition. Our management will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from this offering in a manner different than described above.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements, other factors that the board deems relevant, requirements of financing agreements to which we are a party and the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

                                 CAPITALIZATION

     The following table presents our capitalization as of March 31, 2002. Our capitalization is presented:

     - on an actual basis; and

     - on a pro forma basis to reflect our receipt of the estimated net proceeds
       from the sale of      shares of Class A common stock by us in this
       offering at an estimated initial public offering price of $     per
       share, after deducting the estimated underwriting discount and estimated offering expenses.

     You should read this table in conjunction with the consolidated financial statements and related notes that are included in this prospectus.

                                                                AS OF MARCH 31, 2002
                                                              ------------------------
                                                                           PRO FORMA
                                                                           FOR THIS
                                                               ACTUAL    OFFERING (1)
                                                              --------   -------------
                                                               (IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
Cash and cash equivalents...................................  $ 59,438     $
                                                              ========     ========
Long-term debt, including current maturities:
  Credit Facility (2).......................................  $263,000     $
  Cinemark Mexico (USA) Credit Facility.....................    29,000
  9 5/8% Series B Senior Subordinated Notes due 2008 (3)....   199,528
  9 5/8% Series D Senior Subordinated Notes due 2008 (4)....    76,286
  8 1/2% Series B Senior Subordinated Notes due 2008 (5)....   104,367
  Cinema Properties Facility................................    77,000
  Other indebtedness........................................    34,370
                                                              --------     --------
          Total long-term debt..............................   783,551
Minority interest in subsidiaries...........................    36,443
Stockholders' equity:
  Class A common stock, $0.001 par value, authorized
     350,000,000 shares, 24,009,480 actual and      proforma
     issued and outstanding.................................
  Class B common stock, $0.001 par value, authorized
     150,000,000 shares, 25,710,480 actual and proforma
     issued and outstanding.................................
  Additional paid-in capital................................
  Unearned compensation -- stock options....................
  Accumulated other comprehensive loss......................
  Retained earnings.........................................
                                                              --------     --------
       Total stockholders' equity...........................    22,459
                                                              ========     --------
          Total capitalization..............................  $842,453     $
                                                              ========     ========

---------------

(1) Pro forma information does not include      shares of Class A common stock
    issuable upon exercise of the underwriters' over-allotment option, approximately 994,410 to 1,988,820 shares of Class A common stock issuable to our partners in our Brazilian operations upon exchange of their shares of Cinemark Brasil S.A., 1,732,050 shares of Class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of approximately $4.44 per share and an aggregate of 1,074,330 shares of Class A common stock reserved for future issuance under our Long Term Incentive Plan as of March 31, 2002.

(2) As of March 31, 2002, $38.9 million is available to us under the credit facility, subject to compliance with the terms thereof and the effective interest rate on such borrowing was 3.7%. As of March 31, 2002, after giving effect to the offering, the amount outstanding under our credit facility
    would have been $          million. We are negotiating a new credit
    facility, which we expect will be arranged by Lehman Brothers Inc. and will permit borrowings of up to $250 million through a combination of revolving credit and term loans. We intend to use borrowings under this facility to repay the unpaid balance of amounts borrowed under our existing credit facility that are not repaid with the proceeds of the offering.

(3) The amount shown is net of an unamortized debt discount of approximately $0.5 million associated with the issuance of the 9 5/8% Series B Senior Subordinated Notes.

(4) The amount shown is net of an unamortized premium of approximately $1.3 million associated with the issuance of the 9 5/8% Series D Senior Subordinated Notes.

(5) The amount shown is net of an unamortized debt discount of approximately $0.6 million associated with the issuance of the 8 1/2% Series B Senior Subordinated Notes.

                                    DILUTION

     Purchasers of Class A common stock offered by this prospectus will suffer an immediate and substantial dilution in net tangible book value per share. Our net tangible book value as of March 31, 2002 was approximately $2.9 million, or approximately $0.06 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our Class A common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of
          Class A shares of common stock in this offering at an assumed initial
public offering price of $     per share and after deduction of the estimated
underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2002 would have been
approximately $     million, or $     per share. This represents an immediate
increase in net tangible book value of $     per share of common stock to
existing stockholders and an immediate dilution of $     per share to purchasers
of Class A common stock in this offering.

Assumed initial public offering price per share of Class A
  common stock..............................................   $
  Net tangible book value per share as of March 31, 2002....   $0.06
  Increase per share attributable to new investors..........   $
Pro forma net tangible book value per share after the
  offering..................................................   $
Net tangible book value dilution per share to new
  investors.................................................   $

     The following table sets forth, as of March 31, 2002, the total consideration paid and the average price per share paid by our existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us at an
assumed initial public offering price of $     per share.

                                       SHARES PURCHASED    TOTAL CONSIDERATION    AVERAGE
                                       -----------------   -------------------   PRICE PER
                                       NUMBER    PERCENT    AMOUNT     PERCENT     SHARE
                                       -------   -------   ---------   -------   ---------
Existing stockholders................                 %    $                %     $
New investors........................
                                       -------   ------    --------    ------
     Total...........................            100.0%    $           100.0%
                                       =======   ======    ========    ======

     As of March 31, 2002, there were outstanding options to purchase a total of 1,732,050 shares of Class A common stock at a weighted average exercise price of approximately $4.44 per share which includes 1,570,050 shares issuable under our Long Term Incentive Plan and 162,000 shares issuable under outstanding director stock options. To the extent that options are exercised in the future, there will be further dilution to new investors.

     In 2001, we gave our partners in our Brazilian operations an option to exchange their shares in our subsidiary Cinemark Brazil S.A. for approximately 994,410 to 1,988,820 shares of our Class A common stock. To the extent that this option is exercised, there will be further dilution to new investors.

     We have granted the underwriters an option to purchase up to additional shares of our Class A common stock to cover over-allotments. The exercise of this option will further dilute your investment in our Class A common stock and adversely affect our common stock price.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the selected consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                                                      TWELVE
                                                                                      MONTHS         THREE MONTHS
                                                                                       ENDED             ENDED
                                          YEAR ENDED DECEMBER 31,                    MARCH 31,         MARCH 31,
                          -------------------------------------------------------   -----------   -------------------
                            1997        1998        1999        2000       2001      2002 (2)       2001       2002
                          ---------   ---------   ---------   --------   --------   -----------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  (1)
Revenues................  $ 434,598   $ 571,219   $ 712,604   $786,264   $853,658    $884,290     $196,070   $226,702
Theatre operating
  costs.................    283,727     371,979     463,673    504,519    531,967     546,323      123,747    138,103
Facility lease
  expense...............     38,735      61,281      89,808    108,489    114,737     115,096       28,791     29,150
General and
  administrative
  expenses..............     27,598      32,947      34,833     39,013     42,690      43,323        9,843     10,476
Depreciation and
  amortization..........     25,373      37,197      53,269     66,111     73,544      74,102       16,609     17,167
Asset impairment loss...      2,214       9,950       3,720      3,872     20,723      20,831          450        558
(Gain) loss on sale of
  assets and other......       (189)     (2,266)      2,420        912     12,408      12,836          111        539
                          ---------   ---------   ---------   --------   --------    --------     --------   --------
Total expenses..........    377,458     511,088     647,723    722,916    796,069     812,511      179,551    195,993
                          ---------   ---------   ---------   --------   --------    --------     --------   --------
Operating income........     57,140      60,131      64,881     63,348     57,589      71,779       16,519     30,709
Interest expense (3)....     33,487      43,014      59,867     74,037     70,931      66,401       19,905     15,375
Income (loss) before
  extraordinary items
  and cumulative effect
  of an accounting
  change................     15,019      11,009       4,004    (10,423)    (4,021)      8,974       (2,663)    10,332
Net income (loss) (4)...  $  14,705   $  11,009   $   1,035   $(10,423)  $ (4,021)   $  5,584     $ (2,663)  $  6,942
                          =========   =========   =========   ========   ========    ========     ========   ========
Income (loss) per share
  before extraordinary
  items and cumulative
  effect of an
  accounting change:
  Basic.................  $    0.31   $    0.23   $    0.08   $  (0.22)  $  (0.08)   $   0.18     $  (0.06)  $   0.21
  Diluted...............       0.30        0.22        0.08      (0.22)     (0.08)       0.18        (0.06)      0.21
Net income (loss) per
  share:
  Basic.................       0.31        0.23        0.02      (0.22)     (0.08)       0.11        (0.06)      0.14
  Diluted...............       0.29        0.22        0.02      (0.22)     (0.08)       0.11        (0.06)      0.14
Weighted average shares
  outstanding:
  Basic.................     48,201      48,148      48,158     48,268     48,473      48,814       48,340     49,720
  Diluted...............     50,407      50,365      51,773     48,268     48,473      50,043       48,340     50,166

                                                                                      TWELVE
                                                                                      MONTHS         THREE MONTHS
                                                                                       ENDED             ENDED
                                          YEAR ENDED DECEMBER 31,                    MARCH 31,         MARCH 31,
                          -------------------------------------------------------   -----------   -------------------
                            1997        1998        1999        2000       2001      2002 (2)       2001       2002
                          ---------   ---------   ---------   --------   --------   -----------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA
  (CONSOLIDATED): (1)
EBITDA (5)..............  $  87,313   $ 107,457   $ 128,233   $141,978   $169,980    $184,877     $ 35,139   $ 50,036
EBITDA margin...........      20.1%       18.8%       18.0%      18.1%      19.9%       20.9%        17.9%      22.1%
Cash flow from (used
  for):
  Operating
    activities..........  $  61,577   $  66,570   $  97,541   $ 51,575   $ 81,659    $115,066     $(25,433)  $  7,974
  Investment
    activities..........   (229,302)   (248,543)   (228,484)   (91,665)   (28,337)    (30,116)         562     (1,217)
  Financing
    activities..........    185,424     175,907     114,927     51,280    (21,513)    (48,803)      30,105      2,815
Capital expenditures....    200,272     387,906     248,371    113,081     40,352      42,405        6,604      8,657
Total debt/EBITDA.......       5.3x        5.9x        6.1x       5.7x       4.6x        4.2x
Net debt/EBITDA (6).....        4.9         5.6         6.0        5.6        4.3         3.9
EBITDA/interest
  expense...............        2.6         2.5         2.1        1.9        2.4         2.8

                                                              AS OF MARCH 31, 2002
                                                              --------------------
                                                                         PRO FORMA
                                                                         FOR THIS
                                                               ACTUAL    OFFERING
                                                              --------   ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA (CONSOLIDATED): (1)
Cash and cash equivalents...................................  $ 59,438
Total assets................................................   978,029
Total long-term debt, including current portion.............   783,551
Stockholders' equity........................................    22,459

                                                                                         TWELVE
                                                                                         MONTHS       THREE MONTHS
                                                                                          ENDED           ENDED
                                                 YEAR ENDED DECEMBER 31,                MARCH 31,       MARCH 31,
                                      ----------------------------------------------   -----------   ---------------
                                       1997     1998      1999      2000      2001      2002 (2)      2001     2002
                                      ------   -------   -------   -------   -------   -----------   ------   ------
                                                                (ATTENDANCE IN THOUSANDS)
OPERATING DATA:
North America (7)
  Theatres operated (at period
    end)............................     155       173       185       190       188         188        190      188
  Screens operated (at period
    end)............................   1,437     1,813     2,102     2,217     2,217       2,215      2,217    2,215
  Average screens per theatre.......     9.3      10.5      11.4      11.7      11.8        11.8       11.7     11.8
  Total attendance..................  74,592    85,693    90,996    92,425   100,022     102,942     22,779   25,699
International (8)
  Theatres operated (at period
    end)............................      18        38        69        80        88          90         83       90
  Screens operated (at period
    end)............................     187       367       606       695       783         799        721      799
  Average screens per theatre.......    10.4       9.7       8.8       8.7       8.9         8.9        8.7      8.9
  Total attendance..................  11,668    20,875    39,938    46,152    53,853      56,214     13,055   15,416
Worldwide
  Theatres operated (at period
    end)............................     173       211       254       270       276         278        273      278
  Screens operated (at period
    end)............................   1,624     2,180     2,708     2,912     3,000       3,014      2,938    3,014
  Average screens per theatre.......     9.4      10.3      10.7      10.8      10.9        10.8       10.8     10.8
  Total attendance..................  86,260   106,568   130,934   138,577   153,875     159,156     35,834   41,115

---------------

(1) The consolidated statement of operations data and consolidated balance sheet data presented above for the five most recent fiscal years ended December 31 have been derived from our audited consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for the three months ended March 31, 2001 and 2002 and the consolidated balance sheet data as of March 31, 2002 are derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments necessary for a fair presentation of the information presented in those statements. The historical results are not necessarily indicative of the results to be expected in any future period. The operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results to be achieved for the full year.

(2) The consolidated statement of operations data and other financial data for the twelve months ended March 31, 2002 is derived by adding the information for the twelve months ended December 31, 2001 with the information for the three months ended March 31, 2002, and subtracting the information for the three months ended March 31, 2001, except for per share data and weighted average outstanding shares data which were recalculated based on that twelve month period.

(3) Interest expense includes amortization of debt issue cost and debt discount and excludes capitalized interest of $2.2 million, $4.4 million, $4.3 million, $0.6 million and $0.2 million in 1997, 1998, 1999, 2000 and 2001, respectively.

(4) In 1997, an extraordinary loss on early extinguishment of debt of $0.3 million (net of tax benefit) was recorded. In 1999, a cumulative effect of a change in accounting principle charge of $3.0 million (net of tax benefit) was recorded in connection with the adoption of Statement of Position (SOP) 98-5 requiring start-up activities and organization costs to be expensed as incurred. In 2002, a cumulative effect of a change in accounting principle charge of $3.4 million (net of tax benefit) was recorded as a transitional impairment adjustment in connection with the adoption of Statement of Financial Accounting Standards No. 142 requiring that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

(5) Represents net income (loss) before depreciation and amortization, asset impairment loss, (gain) loss on sale of assets and other, interest expense, amortization of debt issue cost and debt discount, interest income, foreign currency exchange gain (loss), equity in income (loss) of affiliates, minority interests in (income) loss of subsidiaries, income taxes (benefit), extraordinary items and cumulative effect of a change in accounting principle, changes in deferred lease expense and accrued and unpaid compensation expense relating to any stock option plans. EBITDA is a financial measure commonly used in our industry and should not be construed as an alternative to cash flow from operations (as determined in accordance with generally accepted accounting principles in the U.S.), or as a better indicator of operating performance or as a measure of liquidity. Other definitions of EBITDA may not be comparable with this calculation.

(6) Represents long-term debt, including current portion, less cash and cash equivalents divided by EBITDA.

(7) The data excludes certain theatres we operate in North America pursuant to management agreements that are not part of our consolidated operations.

(8) The data excludes certain theatres we operate internationally through our affiliates that are not part of our consolidated operations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis generally relates to our historical financial condition and results of operations and should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in forward-looking statements as a result of a number of factors, including, but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

REVENUES AND EXPENSES

     We generate revenues primarily from box office receipts, concession sales and screen advertising sales. Revenues are recognized when admissions and concession sales are received at the box office and when screen advertising is shown at the theatres. Our revenues are affected by changes in attendance and average admissions and concession revenues per patron. Attendance is primarily affected by the commercial appeal of the films released during the period reported. We generate additional revenues related to theatre operations from vendor marketing programs, pay phones, ATM machines and electronic video games installed in video arcades located in some of our theatres.

     Film rentals and advertising, concession supplies and salaries and wages vary directly with changes in revenues. These expenses have historically represented approximately 65% of all theatre operating expenses and approximately 50% of revenues. Film rental costs are accrued based on the applicable box office receipts and estimates of the final settlement pursuant to the film license agreements. Advertising cost, which is expensed as incurred, is primarily fixed at the theatre level as daily movie directories placed in newspapers represent the largest component of advertising costs. The monthly cost of these ads is based on the size of the directory. We purchase concession supplies to replace units sold. Although salaries and wages include a fixed component of cost (i.e. the minimum staffing cost to operate a theatre facility during non-peak periods), salaries and wages move in relation to revenues as theatre staffing is adjusted to handle attendance volume.

     Conversely, facility lease expense is primarily a fixed cost at the theatre level as our facility leases generally require a fixed monthly minimum rent payment. Facility lease expense as a percentage of revenues is also affected by the number of leased versus fee owned facilities.

     Utilities and other costs include certain costs that are fixed such as property taxes, certain costs which are variable such as liability insurance, and certain costs that possess both fixed and variable components such as utilities, repairs and maintenance and security services.

CRITICAL ACCOUNTING POLICIES

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

REVENUE AND EXPENSE RECOGNITION

     Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. Film rental costs are accrued based on the applicable box office receipts and estimates of the final settlement pursuant to the film license agreements. If actual settlements are higher than those estimated, additional film rental costs would be required in the future. Advertising costs are expensed as incurred.

DEFERRED REVENUES

     Advances collected on long-term screen advertising and concession contracts are recorded as deferred revenues. The advances collected on screen advertising contracts are recognized as other revenues in the period earned which may differ from the period the advance was collected. The advances collected on concession contracts are recognized as a reduction to concession supplies expense in the period earned which may differ from the period the advance was collected.

ASSET IMPAIRMENT LOSS

     We review long-lived assets, including goodwill, for impairment in conjunction with the preparation of our quarterly consolidated financial statements and whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. We assess many factors including the following to determine whether to impair individual theatre assets:

     - actual theatre level cash flow;

     - future years budgeted theatre level cash flow;

     - theatre property and equipment values;

     - goodwill values;

     - competitive theatres in the marketplace;

     - the sharing of a market with our other theatres; and

     - the age of a recently built theatre.

     Assets are evaluated for impairment on an individual theatre basis or a group of theatres that share the same marketplace, which we believe is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use through the remainder of the theatre's useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. Additional impairment charges may be required in the future if actual future cash flows differ from those we estimate in the impairment evaluation.

RESULTS OF OPERATIONS

     Set forth below is a summary of operating revenues and expenses, certain income statement items expressed as a percentage of revenues, average screen count and revenues per average screen count for the three most recent fiscal years ended December 31, 1999, 2000 and 2001 and the three month periods ended March 31, 2001 and 2002.

                                                                                THREE MONTHS
                                                                                    ENDED
                                                    YEAR ENDED DECEMBER 31,       MARCH 31,
                                                    ------------------------   ---------------
                                                     1999     2000     2001     2001     2002
                                                    ------   ------   ------   ------   ------
OPERATING DATA (in millions):
Revenues:
  Admissions......................................  $459.3   $511.3   $548.9   $127.8   $146.4
  Concession......................................   221.1    235.7    257.6     57.9     69.3
  Other...........................................    32.2     39.3     47.2     10.4     11.0
                                                    ------   ------   ------   ------   ------
     Total revenues...............................  $712.6   $786.3   $853.7   $196.1   $226.7
                                                    ======   ======   ======   ======   ======
Cost of operations:
  Film rentals and advertising....................  $246.4   $271.0   $288.1   $ 65.3   $ 75.0
  Concession supplies.............................    38.2     42.0     44.9     10.2     12.0
  Salaries and wages..............................    82.9     86.7     90.8     21.5     22.6
  Facility leases.................................    89.8    108.5    114.7     28.8     29.1
  Utilities and other.............................    96.2    104.8    108.2     26.7     28.6
                                                    ------   ------   ------   ------   ------
     Total cost of operations.....................  $553.5   $613.0   $646.7   $152.5   $167.3
                                                    ======   ======   ======   ======   ======
OPERATING DATA AS A PERCENTAGE OF TOTAL REVENUES
  (1):
Revenues:
  Admissions......................................    64.5%    65.0%    64.3%    65.2%    64.6%
  Concession......................................    31.0     30.0     30.2     29.5     30.6
  Other...........................................     4.5      5.0      5.5      5.3      4.8
                                                    ------   ------   ------   ------   ------
     Total revenues...............................   100.0    100.0    100.0    100.0    100.0
Cost of operations:
  Film rentals and advertising (1)................    53.6     53.0     52.5     51.1     51.2
  Concession supplies (1).........................    17.3     17.8     17.4     17.8     17.3
  Salaries and wages..............................    11.6     11.0     10.6     11.0      9.9
  Facility leases.................................    12.6     13.8     13.4     14.7     12.9
  Utilities and other.............................    13.5     13.3     12.7     13.6     12.6
Total cost of operations..........................    77.7     77.9     75.8     77.8     73.8
General and administrative expenses...............     4.9      5.0      5.0      5.0      4.6
Depreciation and amortization.....................     7.5      8.4      8.6      8.5      7.6
Asset impairment loss.............................     0.5      0.5      2.4      0.2      0.3
Loss on sale of assets and other..................     0.3      0.1      1.5      0.1      0.2
Operating income..................................     9.1      8.1      6.7      8.4     13.5
Interest expense (2)..............................     8.4      9.4      8.3     10.1      6.8
Income taxes (benefit)............................     0.5      0.0     (1.7)    (0.7)     2.0
Income (loss) before cumulative effect of an
  accounting change...............................     0.6     (1.3)    (0.5)    (1.4)     4.6
Net income (loss).................................     0.1     (1.3)    (0.5)    (1.4)     3.1

                                                                               THREE MONTHS
                                                                                   ENDED
                                               YEAR ENDED DECEMBER 31,           MARCH 31,
                                            ------------------------------   -----------------
                                              1999       2000       2001      2001      2002
                                            --------   --------   --------   -------   -------
Average screen count (month end
  average)................................     2,452      2,813      2,954     2,929     3,003
                                            --------   --------   --------   -------   -------
Revenues per average screen count.........  $290,612   $279,541   $288,961   $66,952   $75,492
                                            ========   ========   ========   =======   =======

---------------

(1) All costs are expressed as a percentage of total revenues, except film rentals and advertising, which are expressed as a percentage of admissions revenues, and concession supplies, which are expressed as a percentage of concession revenues.

(2) Includes amortization of debt issue cost and debt discount and excludes capitalized interest of $4.3 million, $0.6 million and $0.2 million in 1999, 2000 and 2001, respectively.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001

     Revenues. Revenues for the first quarter ended March 31, 2002 increased to $226.7 million from $196.1 million for the first quarter ended March 31, 2001, a 15.6% increase. The increase in revenues for the first quarter is primarily attributable to a 14.7% increase in attendance and a 5.0% increase in concession revenues per patron. Revenues per screen increased 12.8% to $75,492 in the first quarter of 2002 from $66,952 in the first quarter of 2001.

     Cost of Operations. Cost of operations, as a percentage of revenues, decreased to 73.8% in the first quarter of 2002 from 77.8% in the first quarter of 2001. The decrease as a percentage of revenues was primarily due to the 15.6% increase in revenues and our ability to effectively control our theatre operating costs, many of which are of a fixed nature. The decrease as a percentage of revenues resulted from a decrease in concession supplies as a percentage of concession revenues to 17.3% in the first quarter of 2002 from 17.8% in the first quarter of 2001 resulting from lower concession procurement costs and increased concession volume rebates, a decrease in salaries and wages as a percentage of total revenues to 9.9% in the first quarter of 2002 from 11.0% in the first quarter of 2001, a decrease in facility lease expense as a percentage of total revenues to 12.9% in the first quarter of 2002 from 14.7% in the first quarter of 2001 and a decrease in utilities and other expenses as a percentage of revenues to 12.6% in the first quarter of 2002 from 13.6% in the first quarter of 2001, partially offset by an increase in film rentals and advertising as a percentage of admissions revenues to 51.2% in the first quarter of 2002 from 51.1% in the first quarter of 2001.

     General and Administrative Expenses. General and administrative expenses, as a percentage of revenues, decreased to 4.6% for the first quarter of 2002 from 5.0% for the first quarter of 2001 primarily as a result of the 15.6% increase in revenues and our ability to effectively control our overhead costs. The absolute level of general and administrative expenses increased to $10.5 million in the first quarter of 2002 from $9.8 million in the first quarter of 2001. The increase in the absolute level of general and administrative expenses is attributed to increased accrued bonus expense.

     Depreciation and Amortization. Depreciation and amortization as a percentage of revenues decreased to 7.6% for the first quarter of 2002 from 8.5% for the first quarter of 2001. The decrease is primarily related to the 15.6% increase in revenues. The absolute level of depreciation and amortization increased to $17.2 million in the first quarter of 2002 from $16.6 million in the first quarter of 2001. The increase in the absolute level of depreciation and amortization is primarily related to depreciation on new additions and previously classified construction-in-progress assets that have been placed in service.

     Asset Impairment Loss. We recorded asset impairment charges of $0.6 million and $0.5 million in the first quarter of 2002 and 2001, respectively, pursuant to Statement of Financial Accounting Standards No. 142 and No. 121, respectively, related to assets held for use. The asset impairment charges recorded in the first quarter of 2002 related to the write-down to fair value of goodwill associated with our Argentina operations. The asset impairment charges recorded in the first quarter of 2001 related to the write-down to fair value of properties associated with our U.S. operations.

     Interest Expense. Interest costs incurred, including amortization of debt issue cost and debt discount, the mark-to-market adjustment to the interest rate cap agreement and the capitalization of interest to properties under construction, decreased 22.6% in the first quarter of 2002 to $15.4 million from $19.9 million, including the capitalization of interest, in the first quarter of 2001. The decrease was due principally to a decrease in the average debt outstanding and the average interest rates under our long-term debt agreements.

     Income Taxes (Benefit). Income tax expense of $4.5 million was recorded for the first quarter of 2002 as compared to an income tax benefit of $1.4 million in the first quarter of 2001. Our effective tax rate for the first quarter of 2002 was 30.4% as compared to 34.9% for the first quarter of 2001. The change in the effective tax rate is primarily due to the impact on the rate resulting from the cumulative effect of the change in accounting principle offset by the effect of the decrease in the tax rate for Cinemark de Mexico, S.A. de C.V.

     Income (Loss) Before Cumulative Effect of an Accounting Change. We realized income before cumulative effect of an accounting change of $10.3 million for the first quarter of 2002 in comparison with a loss before cumulative effect of an accounting change of $2.7 million for the first quarter of 2001. The increase in income in the first quarter of 2002 is primarily related to the 15.6% increase in revenues and the decrease in interest expense.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

     Revenues. Revenues in 2001 increased to $853.7 million from $786.3 million in 2000, an 8.6% increase. The increase in revenues is primarily attributable to an 11.0% increase in attendance, partially the result of the first full year of operation of the 204 net screens added in 2000 and the net addition of 88 new screens in 2001. Revenues were also positively impacted by an increase in other revenues (primarily screen advertising) of 20.0%. Revenues per average screen increased 3.4% to $288,961 for 2001 from $279,541 for 2000.

     Cost of Operations. Cost of operations, as a percentage of revenues, decreased to 75.8% in 2001 from 77.9% in 2000. The decrease as a percentage of revenues resulted from a decrease in film rentals and advertising as a percentage of admissions revenues to 52.5% in 2001 from 53.0% in 2000 resulting from reduced advertising and promotion costs, a decrease in concession supplies as a percentage of concession revenues to 17.4% in 2001 from 17.8% in 2000 resulting from lower concession procurement costs and increased concession volume rebates, a decrease in salaries and wages as a percentage of total revenues to 10.6% in 2001 from 11.0% in 2000, a decrease in facility lease expense as a percentage of total revenues to 13.4% in 2001 from 13.8% in 2000 and a decrease in utilities and other expenses as a percentage of revenues to 12.7% in 2001 from 13.3% in 2000.

     General and Administrative Expenses. General and administrative expenses, as a percentage of revenues, of 5.0% in 2001 remained consistent with 2000. General and administrative expenses increased to $42.7 million for 2001 from $39.0 million for 2000 due to costs, primarily salaries and wages, associated with our international expansion program and increased accrued bonus expense.

     Depreciation and Amortization. Depreciation and amortization as a percentage of total revenues increased to 8.6% in 2001 from 8.4% in 2000. The increase is primarily related to depreciation on new additions and previously classified construction-in-progress assets that were placed in service in 2001.

     Asset Impairment Loss. We recorded asset impairment charges of $20.7 million in 2001 and $3.9 million in 2000 pursuant to Statement of Financial Accounting Standards ("SFAS") No. 121 related to assets held for use. All of the impairment charges recorded in 2001 and 2000 were in the U.S. except for an impairment charge of $1.7 million recorded in Brazil in 2001. In accordance with SFAS No. 121, we wrote down these assets to their fair value.

     Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $12.4 million in 2001 and $0.9 million in 2000. Included in loss on sale of assets and other in 2001 is a charge of

$7.2 million to write down one property to be disposed of in the U.S. to fair value and a charge of $1.5 million to write down one property to be disposed of in Argentina to fair value.

     Interest Expense. Interest costs incurred, including amortization of debt issue cost and debt discount and the capitalization of $0.2 million of interest to properties under construction, decreased 4.8% to $71.1 million in 2001 from $74.7 million in 2000, including the capitalization of $0.6 million of interest to properties under construction. The decrease in interest costs incurred during 2001 was due principally to a decrease in average debt outstanding resulting from borrowings under our credit facility and lower interest rates on our variable rate debt facilities.

     Income Taxes (Benefit). An income tax benefit of $14.1 million was recorded in 2001 in comparison with income tax expense of $0.3 million in 2000. Our effective tax rate for 2001 increased to 77.8% from (2.5)% in 2000. The change in the effective tax rate is mainly due to inflation adjustments on foreign assets and the benefit for state loss carryforwards.

     Loss Before Cumulative Effect of an Accounting Change. Loss before cumulative effect of an accounting change decreased to $4.0 million for 2001 from $10.4 million for 2000 primarily due to the income tax benefit recorded in 2001.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

     Revenues. Revenues in 2000 increased to $786.3 million from $712.6 million in 1999, a 10.3% increase. The increase in revenues is primarily attributable to a 5.8% increase in attendance as the result of the first full year of operation of the 528 net screens added in 1999 and the net addition of 204 new screens in 2000. Revenues were also positively impacted by an increase in admissions and concession revenues per patron of 3.7% and an increase in other revenues (primarily screen advertising) of 22.0%. Revenues per average screen decreased 3.8% to $279,541 for 2000 from $290,612 for 1999.

     Cost of Operations. Cost of operations, as a percentage of revenues, increased to 77.9% in 2000 from 77.7% in 1999. The increase as a percentage of revenues resulted from an increase in concession supplies as a percentage of concession revenues to 17.8% in 2000 from 17.3% in 1999 primarily as a result of the greater number of international theatres in operation and an increase in facility lease expense as a percentage of revenues to 13.8% in 2000 from 12.6% in 1999. These increases were partially offset by a decrease in film rentals and advertising expense as a percentage of admissions revenues to 53.0% in 2000 from 53.6% in 1999 resulting from reduced advertising and promotion costs, a decrease in salaries and wages as a percentage of revenues to 11.0% in 2000 from 11.6% in 1999 and a decrease in utilities and other expenses as a percentage of revenues to 13.3% in 2000 from 13.5% in 1999.

     General and Administrative Expenses. General and administrative expenses, as a percentage of revenues, increased to 5.0% in 2000 from 4.9% in 1999. General and administrative expenses increased to $39.0 million for 2000 from $34.8 million for 1999 due to costs (primarily salaries and wages) associated with our international expansion program and the additional rent expense associated with our corporate office which was sold and leased back in December 1999.

     Depreciation and Amortization. Depreciation and amortization as a percentage of revenues increased to 8.4% in 2000 from 7.5% in 1999. The increase is primarily a result of the net addition of $85.7 million in theatre property and equipment during 2000 and depreciation on previously classified construction-in-progress assets that were placed in service in 2000.

     Asset Impairment Loss. We recorded asset impairment charges of $3.9 million in 2000 and $3.7 million in 1999 pursuant to SFAS No. 121 related to assets held for use. All of the impairment charges recorded in 2000 and 1999 were in the U.S. In accordance with SFAS No. 121, we wrote down the assets of these properties to their fair value.

     Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $0.9 million in 2000 and $2.4 million in 1999.

     Interest Expense. Interest costs incurred, including amortization of debt issue cost and debt discount and the capitalization of $0.6 million of interest to properties under construction, increased 16.4% to $74.7 million in 2000 from $64.2 million in 1999, including the capitalization of $4.3 million of interest to properties under construction. The increase in interest costs incurred during 2000 was due principally to an increase in average debt outstanding resulting from borrowings under our credit facility and increased interest rates on our variable rate debt facilities.

     Income Taxes. Income tax expense of $0.3 million was recorded in 2000 as compared to income tax expense of $3.7 million in 1999. Our effective tax rate for 2000 was (2.5%) as compared to 48.1% in 1999. The change in the effective tax rate is mainly due to the benefit of the U.S. loss offset by foreign income, goodwill and other permanent items.

     Income (Loss) Before Cumulative Effect of an Accounting Change.  Income
(loss) before cumulative effect of an accounting change decreased to $(10.4) million for 2000 from $4.0 million for 1999 primarily related to the increase in interest expense and depreciation and amortization expense in 2000 in comparison with 1999 partially offset by the reduction of income taxes in 2000 in comparison with 1999.

INFLATION AND FOREIGN CURRENCY

     We export from the U.S. the majority of the equipment and certain construction interior finish items and other operating supplies used by our international subsidiaries. Principally all the revenues and operating expenses of our international subsidiaries are transacted in the country's local currency.

     Generally accepted accounting principles in the U.S. require that our subsidiaries use the currency of the primary economic environment in which they operate as their functional currency. If our subsidiary operates in a highly inflationary economy, generally accepted accounting principles in the U.S. require that the U.S. dollar be used as the functional currency for the subsidiary. We must report foreign currency fluctuations as foreign currency exchange gains (losses) or cumulative foreign currency translation adjustments relating to our international subsidiaries depending on the inflationary environment of the country in which the subsidiary operates.

     The accumulated other comprehensive loss account in stockholders' equity of $65,471,814 at March 31, 2002 primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil, S.A., Cinemark Chile, S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

     In 1999, the economy of Mexico became non-highly inflationary and the functional currency of Cinemark de Mexico, S.A. de C.V. changed from the U.S. dollar to the peso. Thus, assets and liabilities of Cinemark de Mexico, S.A. de C.V. are now translated at year-end exchange rates and income and expense accounts are now translated at the average rates prevailing during the year (consistent with other non-highly inflationary consolidated foreign subsidiaries). Accordingly, changes in the peso have been recorded in the accumulated other comprehensive loss account as a reduction of stockholders' equity since 1999.

     In 1999 and a portion of 2000, we were required to utilize the U.S. dollar as the functional currency of Cinemark del Ecuador, S.A. for U.S. reporting purposes in place of the sucre due to the highly inflationary economy of Ecuador. Devaluations in the sucre during 1999 and a portion of 2000 that affected our investment in Ecuador were charged to foreign currency exchange gain (loss) rather than to the accumulated other comprehensive loss account as a reduction of stockholders' equity. A foreign currency exchange gain of $74,078 and $32,300 was recognized in 1999 and 2000, respectively, and is included in other income (expense). In September 2000, the country of Ecuador officially switched to the U.S. dollar as its official currency, thereby eliminating any foreign currency exchange gain (loss) from operations in Ecuador on a going forward basis.

     In 1999, 2000 and for the majority of 2001, the country of Argentina utilized the peso as its functional currency with it pegged at a rate of 1.0 peso to the U.S. dollar. As a result of economic turmoil which began in December 2001, the Argentine government announced several restrictions on currency conversions and transfers of funds abroad in early January 2002. The Argentine government ended the peso-dollar parity regime and established a dual exchange rate system, with a "commercial rate" and a "market rate". The commercial rate of 1.4 pesos to the U.S. dollar was to be utilized to settle all exports and certain essential imports. The market rate traded for the first time on January 11, 2002 and closed at a rate of 1.7 pesos to the U.S. dollar. As a result, the effect of translating the December 31, 2001 peso balances for assets and liabilities into U.S. dollars at the first known free-floating market rate as of January 11, 2002 (1.7 pesos to the U.S. dollar) is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders' equity in the amount of $19.1 million at December 31, 2001. Income and expense accounts from January through November 2001 were converted into U.S. dollars at the exchange rate of 1.0 peso to the U.S. dollar and income and expense accounts in December 2001 were converted into U.S. dollars at the exchange rate of 1.7 pesos to the U.S. dollar. On January 14, 2002, the Argentine government unified the commercial rate and the market rate into one floating rate which is presently in use. At March 31, 2002, the floating rate was 3.0 pesos to the U.S. dollar. As a result, the effect of translating the March 31, 2002 peso balances for assets and liabilities into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of stockholder's equity in the amount of $11.1 million at March 31, 2002. Income and expense accounts from January through March 2002 were converted into U.S. dollars at the prevailing average floating rate for each of those three months.

     Since 1999, the remaining countries where we operate, including Argentina, were deemed non-highly inflationary. Thus, we have recorded a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase or reduction to stockholders' equity for any fluctuations in the currency.

LIQUIDITY AND CAPITAL RESOURCES

     Operating Activities. We primarily collect our revenues in cash, primarily through box office receipts and the sale of concession supplies. We are expanding the number of theatres that provide the patron a choice of using a credit card, in place of cash, which we convert to cash in approximately three to four days. Because our revenues are received in cash prior to the payment of related expenses, we have an operating "float" and, as a result, historically have not required traditional working capital financing. We typically operate with a negative working capital position for our ongoing theatre operations throughout the year primarily because of the lack of significant inventory and accounts receivable. Cash flow provided by (used for) operating activities, as reflected in the Consolidated Statements of Cash Flows, amounted to $97.5 million, $51.6 million and $81.7 million in 1999, 2000 and 2001, respectively, and $(25.4) million and $8.0 million for the three month periods ended March 31, 2001 and 2002, respectively.

     Investing Activities. Our investing activities have been principally in connection with the development and acquisition of additional theatres. New theatre openings and acquisitions historically have been financed with internally generated cash and by debt financing, including borrowings on our credit facility. Cash flow provided by (used for) investing activities, as reflected in the Consolidated Statements of Cash Flows, amounted to $(228.5) million, $(91.7) million and $(28.3) million in 1999, 2000 and 2001, respectively, and $0.6 million and $(1.2) million for the three month periods ended March 31, 2001 and 2002, respectively.

     We are continuing to expand our U.S. theatre circuit. During 2001, we opened one new theatre with 12 screens, acquired one theatre with 6 screens and closed four theatres with 18 screens in the U.S. Since January 1, 2002, we have opened one new domestic theatre with four screens, in Park City, Utah which screens first run films and also acts as the home of the Sundance Film Festival. We currently have one new theatre with 12 screens and a five screen addition to an existing theatre scheduled to open by the end of 2002. We also have signed commitments for two new theatres with 31 screens scheduled to open after 2002. We estimate that the capital expenditures for the development of these 48 remaining screens in the U.S. will be approximately $5 million. Actual expenditures for continued theatre development and acquisitions during 2002 and thereafter are subject to change based upon the availability and terms of attractive opportunities. We plan to fund capital expenditures for continued development from cash flow from operations, borrowings under the Credit Facility, proceeds from sale leaseback transactions and/or sales of excess real estate. As of March 31, 2002, we own approximately $275 million of real estate and improvements resulting from the development of multiplex theatres over the last several years. Additionally, from time to time, subject to compliance with our debt instruments, we may purchase on the open market our debt securities depending upon the availability and prices of such securities.

     We are also continuing to expand our international operations. During 2001, we opened nine new theatres with 94 screens and closed one theatre with six screens. Since January 1, 2002, we have opened two new theatres with 18 screens and closed two screens at an existing theatre. We currently have three theatres with 24 screens under construction and scheduled to open in international markets by the end of 2002. We estimate that the remaining capital expenditures for the development of the remaining 24 screens under construction will be approximately $10 million. Although we are reviewing sites, there are no signed commitments to build any theatres in international markets beyond 2002. Actual expenditures for continued theatre development and acquisitions during 2002 and thereafter are subject to change based upon the availability of attractive opportunities for expansion of our international theatre circuit. We anticipate that investments in excess of available cash will be funded by us or by debt or equity financing to be provided by third parties directly to our subsidiaries.

     Financing Activities. Cash flow provided by (used for) financing activities amounted to $114.9 million, $51.3 million and $(21.5) million in 1999, 2000 and 2001, respectively, and $30.1 million and $2.8 million for the three month periods ended March 31, 2001 and 2002, respectively.

     As of March 31, 2002, our long-term debt obligations, capital lease obligations and future minimum lease obligations under non-cancelable operating leases for each period indicated are summarized as follows:

                             PAYMENTS DUE BY PERIOD

                                                  LESS THAN    1-3      4-5      AFTER
CONTRACTUAL OBLIGATIONS                 TOTAL      1 YEAR     YEARS    YEARS    5 YEARS
-----------------------                --------   ---------   ------   ------   --------
                                                         (IN MILLIONS)
Long-term debt.......................  $  783.6    $ 59.1     $248.0   $ 94.8   $  381.7
Capital lease obligations............       0.4       0.2        0.2       --         --
Operating lease obligations..........   1,541.7     103.1      210.0    210.0    1,018.6

SENIOR SUBORDINATED NOTES

     We have outstanding three issues of senior subordinated notes: (1) $200 million in 9 5/8% Series B Senior Subordinated Notes due 2008; (2) $75 million in 9 5/8% Series D Senior Subordinated Notes due 2008; and (3) $105 million in 8 1/2% Series B Senior Subordinated Notes due 2008. Interest in each issue is payable semi-annually on February 1 and August 1 of each year.

     The indentures governing the senior subordinated notes contain covenants that limit, among other things, dividends, transactions with affiliates, investments, sale of assets, mergers, repurchases of our capital stock, liens and additional indebtedness. Upon a change of control, we would be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest through the date of repurchase. The indentures governing the senior subordinated notes allow us to incur additional indebtedness if we satisfy the coverage ratio specified in each indenture, both at the time of incurrence and after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances.

     The senior subordinated notes are general unsecured obligations subordinated in right of payment to the credit agreement or other senior indebtedness. Generally, if we are in default under the senior credit facility and other senior indebtedness, we would not be allowed to make payments on the senior subordinated notes until the defaults have been cured or waived. If we fail to make any payments when due or within the applicable grace period, we would be in default under the indentures governing the senior subordinated notes. As of March 31, 2002, we were in full compliance with all agreements governing our outstanding debt.

CINEMARK USA REVOLVING CREDIT FACILITY

     In February 1998, our subsidiary, Cinemark USA, Inc., entered into a reducing revolving credit facility with a group of banks for which Bank of America, N.A. acts as administrative agent. The credit facility provided for an initial commitment of $350 million which is automatically reduced each quarter by 2.5%, 3.75%, 5.0%, 6.25% and 6.25% of the aggregate $350 million in 2001,
2002, 2003, 2004 and 2005, respectively, until maturity in 2006. As of March 31, 2002, the aggregate commitment available to us is $301.9 million. Borrowings under the credit facility are secured by a pledge of all of the stock of Cinemark USA, Inc. and guarantees by material subsidiaries. The credit facility requires us to maintain certain financial ratios; restricts the payment of dividends, payment of subordinated debt prior to maturity and issuance of preferred stock and other indebtedness; and contains other restrictive covenants typical for agreements of this type. Funds borrowed pursuant to the credit facility bear interest at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be, plus the Applicable Margin (as defined in the credit facility). As of March 31, 2002, we had $263 million outstanding under the credit facility and the effective interest rate on such borrowings is 3.7% per annum. A portion of the proceeds from this offering will be used to pay down a portion of amounts outstanding under the credit facility.

CINEMARK INVESTMENTS CREDIT AGREEMENT

     In September 1998, Cinemark Investments Corporation borrowed $20 million pursuant to a credit agreement with Bank of America National Trust and Savings Association. In September 2001, Cinemark Investments Corporation repaid the $20 million at maturity.

CINEMARK MEXICO REVOLVING CREDIT FACILITY

     In November 1998, Cinemark Mexico (USA), Inc. executed a credit agreement with Bank of America National Trust and Savings Association (the "Cinemark Mexico Credit Agreement"). The Cinemark Mexico Credit Agreement is a revolving credit facility and provides for a loan to Cinemark Mexico of up to $30 million in the aggregate. The Cinemark Mexico Credit Agreement is secured by a pledge of 65% of the stock of Cinemark de Mexico, S.A. de C.V. and Cinemark Holdings Mexico S. de R.L. de C.V. and an unconditional guarantee by us. Pursuant to the terms of the Cinemark Mexico Credit Agreement, funds borrowed bear interest at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be, plus the Applicable Margin (as defined in the Cinemark Mexico Credit Agreement). Cinemark Mexico is required to make principal payments of $1.5 million per quarter in 2002 with the remaining principal outstanding of $23 million due in January 2003. As of March 31, 2002, $29 million is outstanding under the Cinemark Mexico Credit Agreement and the effective interest rate on such borrowing is 4.9% per annum. A portion of the proceeds from this offering will be used to prepay all of the amounts outstanding under the Cinemark Mexico Credit Agreement.

SALE AND LEASEBACK

     In December 1999, we sold the land, building and site improvements of our corporate office property to a third party special purpose entity for an aggregate purchase price equal to approximately $20.3 million. Simultaneously with the sale, we entered into an operating lease for approximately 60% of the property for a base term equal to ten years at a fixed monthly rental payment of $114,000 or $1.4 million annually for the first seven years and a fixed monthly rental payment of $123,000 or $1.5 million annually for the final three years. We have two options to extend the office lease; five years for the first option and ten years for the second option. The fixed monthly rental during the first extension is $130,612 or $1.6 million annually. The fixed monthly rental during the second extension is 95% of the fair rental value.

CINEMA PROPERTIES TERM LOAN

     In December 2000, Cinema Properties, Inc., a wholly owned subsidiary that is not subject to restrictions imposed by the credit facility or the indenture governing the senior subordinated notes, borrowed a $77 million 3-year term loan from Lehman Brothers Bank, FSB (the "Cinema Properties Facility"), which matures on December 31, 2003. At the lender's discretion, Cinema Properties, Inc. may be required to make principal payments of $1.5 million in the third and fourth quarters of 2002. Any remaining principal outstanding matures on December 31, 2003. Cinema Properties, Inc. has the unilateral ability to extend the maturity date two times for one year each by paying extension fees of 1.5% and 3.0% of the outstanding borrowing, respectively. Funds borrowed pursuant to the Cinema Properties Facility bear interest at a rate per annum equal to LIBOR plus 5.75%. Borrowings are secured by, among other things, a mortgage placed on six of Cinema Properties, Inc.'s theatres and certain equipment leases. The Cinema Properties Facility requires Cinema Properties, Inc. to comply with certain interest coverage ratios and contains other restrictive covenants typical of agreements of this type. Cinema Properties, Inc. has a separate legal existence, separate assets, separate creditors and separate financial statements. The assets of Cinema Properties, Inc. are not available to satisfy the debts of any of our other consolidated entities. Cinema Properties, Inc. also purchased from Lehman Brothers Derivative Products Inc. an Interest Rate Cap Agreement with a notional amount equal to $77 million with a five year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58%. Three month LIBOR as of the date of closing was 6.58%. As of March 31, 2002, $77 million is outstanding under the Cinema Properties Facility and the effective interest rate on such borrowing is 7.7% per annum. A portion of the proceeds from this offering will be used to pay off the Cinema Properties Facility.

CINEMARK BRASIL NOTES PAYABLE

     Cinemark Brasil, S.A. currently has five main types of funding sources executed with local and international banks. These include:

          (1) BNDES (Banco Nacional de Desenvolvimento Economico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$4.7 million executed in October 1999 with a term of 5 years (with a nine month grace period) and accruing interest at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%;

          (2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$2.3 million executed in November 2001 with a term of 5 years (with a one year grace period) and accruing interest at a BNDES basket rate plus a spread amounting to 13.8%;

          (3) BNDES credit lines, through FINAME (Fundo de Financiamento para Aquisicao de Maquinas e Equipamentos Industriais (the Government Agency for Equipment Financing)) in the U.S. dollar equivalent in Brazilian reais of US$190,000 executed in December 1999 with a term of 3 years (with a six month grace period) and accruing interest at a BNDES basket rate plus a spread amounting to 13.0%;

          (4) Import financing executed with several banks from April 2001 through February 2002 in the amount of US$6.3 million with a term of 360 to 365 days and accruing interest at an average rate of 8.2% per annum; and

          (5) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a term of 5 years (with a six month grace period) and accruing interest at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)).

     These sources are secured by a variety of instruments, including comfort letters from Cinemark International, promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. As of March 31, 2002, an aggregate of $13.4 million was outstanding and the average effective interest rate on such borrowing is approximately 11.7% per annum.

CINEMARK BRASIL EQUITY FINANCING

     During 2001, Cinemark Brasil, S.A. received additional capital from its Brazilian shareholders in an aggregate amount equal to approximately the U.S. dollar equivalent in Brazilian reais of $11.0 million in exchange for shares of common stock of Cinemark Brasil, S.A. The contributions were made in July in the aggregate amount of $5.0 million (US dollar equivalent) and in November in the aggregate amount of $6.0 million (US dollar equivalent). The additional capital will be used to fund development in Brazil and to reduce Cinemark Brasil S.A.'s outstanding indebtedness. After giving effect to the additional issuance of common stock, Cinemark International's ownership interest was diluted to approximately 53%. As part of the additional capitalization, we agreed to give our Brazilian partners an option to exchange shares they own in Cinemark Brasil, S.A. for shares of the class of our common stock to be registered in an initial public offering under the Securities Act occurring any time prior to December 31, 2007. We have given notice to our Brazilian partners that we intend to consummate an initial public offering. If our Brazilian partners exercise their exchange option, we will obtain appraisals from independent investment banks of the fair market value of us and of Cinemark Brasil, S.A. The number of shares issued in exchange would be determined by multiplying the number of shares of common stock owned by each Brazilian partner by a fraction, the numerator of which is equal to the appraised value per share of Cinemark Brasil S.A. and the denominator of which is the appraised value per share of our common stock. The Exchange Option Agreement also provides that, subject to a number of conditions and limitations, if our Brazilian partners exercise their option, they will have piggy-back registration rights in connection with our future public offerings of our Class A common stock. In addition, we are required to indemnify our Brazilian partners, and they in turn are required to indemnify us with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the Exchange Option Agreement.

CINEMARK CHILE NOTES PAYABLE

     On March 26, 2002, Cinemark Chile S.A. entered into a Debt Acknowledgement, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile's personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., a shareholder of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the Banking Rate, 90 day TAB rate (360 day TAB rate with respect to one of the four banks), as published by the Association of Banks and Financial Institutions Act plus 2%. As of March 31, 2002, $10.1 million is outstanding under this agreement and the effective interest rate on such borrowing is 7.7% per annum.

PROPOSED NEW CREDIT FACILITY

     We are negotiating a new credit facility, which we expect will be arranged by Lehman Brothers Inc. and will permit borrowings of up to $250 million through a combination of revolving credit and term loans. We anticipate that borrowings under this new facility will be secured by pledges of certain of our assets and will bear interest at a floating rate based upon LIBOR or a specified base rate, plus a margin to be negotiated. This facility will contain customary restrictive covenants. We intend to use borrowings under this facility to repay the unpaid the balance of amounts borrowed under our existing credit facility that are not repaid with the proceeds of the offering.

NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 2002, we adopted Statement of Financial Accounting Standards SFAS No. 142, "Goodwill and Other Intangible Assets". This statement requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

     Our goodwill at December 31, 2001 was as follows:

                                               GROSS CARRYING   ACCUMULATED    NET GOODWILL
GOODWILL                                           AMOUNT       AMORTIZATION      AMOUNT
--------                                       --------------   ------------   ------------
U.S. operations..............................   $ 9,313,165     $(4,004,427)   $ 5,308,738
Argentina operations.........................     5,162,418        (893,308)     4,269,110
Chile operations.............................     3,663,883        (732,777)     2,931,106
Peru operations..............................     3,270,000        (654,000)     2,616,000
                                                -----------     -----------    -----------
                                                $21,409,466     $(6,284,512)   $15,124,954
                                                ===========     ===========    ===========

     The adoption of this accounting pronouncement resulted in the aggregate write down of goodwill to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

U.S. operations.............................................  $   27,226
Argentina operations........................................   3,298,385
                                                              ----------
                                                              $3,325,611
                                                              ==========

     We have recorded an additional impairment of goodwill in the amount of $558,398 in the three month period ended March 31, 2002 (recorded as a component of asset impairment loss in the statement of operations). The additional impairment of goodwill relates to a further write-down of goodwill to fair value associated with our Argentina operations which continue to be impacted by the economic turmoil in the country. Fair value for this goodwill reporting unit was estimated based on a multiple of estimated cash flows for each of the individual Argentina properties. No additional goodwill was acquired in the three month period ended March 31, 2002.

     Our other intangible assets included in deferred charges and other on the balance sheet at December 31, 2001 were as follows:

                                                GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                             AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                         --------------   ------------   --------------
Capitalized licensing fees....................    $9,000,000      $(566,666)      $8,433,334
Trademarks....................................       147,919        (83,751)          64,168
Non-compete fee...............................        72,403        (64,876)           7,527
Other intangible assets.......................        40,406        (24,243)          16,163
                                                  ----------      ---------       ----------
                                                  $9,260,728      $(739,536)      $8,521,192
                                                  ==========      =========       ==========

     The adoption of this accounting pronouncement resulted in the aggregate write down of other intangible assets with indefinite useful lives to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

Trademarks..................................................  $64,168
                                                              -------
                                                              $64,168
                                                              =======

     Our other intangible assets have indefinite useful lives remaining but were not written down on January 1, 2002 since they are presently recorded at or below their fair value. Our capitalized licensing fees have a definite useful life and thus are continuing to be amortized over the remaining useful life period. Our non-compete fee has a definite useful life and thus is continuing to be amortized over the remaining useful life period.

     Our other intangible assets at March 31, 2002 are as follows:

                                                GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                             AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                         --------------   ------------   --------------
Amortized Intangible Assets:
  Capitalized licensing fees..................    $9,000,000      $(691,666)      $8,308,334
  Non-compete fee.............................        72,403        (68,103)           4,300
                                                  ----------      ---------       ----------
                                                  $9,072,403      $(759,769)      $8,312,634
                                                  ==========      =========       ==========
Unamortized Intangible Assets:
  Trademarks..................................    $  147,919      $(147,919)      $       --
  Other intangible assets.....................        40,406        (24,243)          16,163
                                                  ----------      ---------       ----------
                                                  $  188,325      $(172,162)      $   16,163
                                                  ==========      =========       ==========
Aggregate Amortization Expense:
  For the three month period ended March 31,
     2002.....................................                    $ 209,228
                                                                  =========

     Aggregate amortization expense for the three month period ended March 31, 2002 consists of $128,227 of amortization of other intangible assets and $81,001 of amortization of other assets (both of which are included in deferred charges and other on our balance sheet).

Estimated Amortization Expense:
  For the year ended December 31, 2002........                    $ 507,527
  For the year ended December 31, 2003........                      500,000
  For the year ended December 31, 2004........                      500,000
  For the year ended December 31, 2005........                      500,000
  For the year ended December 31, 2006........                      500,000

     Our non-compete fee will be fully amortized by December 31, 2002.

     The impact on net income (loss) and earnings (loss) per share related to the adoption of this accounting pronouncement is as follows:

                                                             FOR THE THREE MONTHS ENDED
                                                                      MARCH 31,
                                                             ---------------------------
                                                                 2002           2001
                                                             ------------   ------------
  Reported net income (loss)...............................  $ 6,942,174    $(2,662,518)
  Add back: Cumulative effect of an accounting change......    3,389,779             --
  Add back: Goodwill amortization..........................           --        359,046
  Add back: Other intangible asset amortization............           --          8,382
                                                             -----------    -----------
  Adjusted net income (loss)...............................  $10,331,953    $(2,295,090)
                                                             ===========    ===========
Basic earnings (loss) per share:
  Reported net income (loss)...............................  $     37.70    $    (14.87)
  Add back: Cumulative effect of an accounting change......        18.41             --
  Add back: Goodwill amortization..........................           --           2.01
  Add back: Other intangible asset amortization............           --           0.04
                                                             -----------    -----------
  Adjusted net income (loss)...............................  $     56.11    $    (12.82)
                                                             ===========    ===========
Diluted earnings (loss) per share:
  Reported net income (loss)...............................  $     37.37    $    (14.87)
  Add back: Cumulative effect of an accounting change......        18.24             --
  Add back: Goodwill amortization..........................           --           2.01
  Add back: Other intangible asset amortization............           --           0.04
                                                             -----------    -----------
  Adjusted net income (loss)...............................  $     55.61    $    (12.82)
                                                             ===========    ===========

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires the establishment of a liability for an asset retirement obligation. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We are currently considering the impact, if any, that this statement will have on our consolidated financial statements.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of", and portions of APB No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements". This statement generally conforms, among other things, impairment accounting for assets to be disposed of including those in discontinued operations and eliminates the exception to consolidation for which control is likely to be temporary. This statement became effective for our financial statements on January 1, 2002. The adoption of this statement did not have a material effect on our consolidated financial statements.

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. We are currently considering the impact, if any, that this statement will have on the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and other relevant market prices. We do not have any derivative financial instruments in place as of March 31, 2002 that would have a material effect on our financial position, results of operations and cash flows.

     Interest Rate Risk. An increase or decrease in interest rates would affect interest costs relating to our variable rate credit facilities. As of March 31, 2002, we had outstanding an aggregate of approximately $403 million of variable rate debt outstanding under these facilities. These facilities represent approximately 51% of our outstanding long-term debt. Changes in interest rates do not have a direct impact on interest expense relating to the remaining fixed rate debt facilities.

     The table below provides information about our fixed rate and variable rate long-term debt agreements:

                                                 EXPECTED MATURITY DATE AS OF MARCH 31, 2002
                         --------------------------------------------------------------------------------------------
                         MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,
                           2003        2004        2005        2006        2007      THEREAFTER   TOTAL    FAIR VALUE
                         ---------   ---------   ---------   ---------   ---------   ----------   ------   ----------
                                                                (IN MILLIONS)
Long-term debt:
  Fixed rate...........    $  --      $  0.1       $  --       $ 0.1       $0.1        $380.2     $380.5     $390.2
  Average interest
    rate...............                                                                              9.3%
Variable rate..........    $59.1      $156.2       $91.7       $92.2       $2.4        $  1.5     $403.1     $400.4
Average interest
  rate.................                                                                              5.0%
Total debt.............    $59.1      $156.3       $91.7       $92.3       $2.5        $381.7     $783.6     $790.6

     In December 2000, Cinema Properties, Inc., one of our wholly-owned subsidiaries, entered into the Cinema Properties Facility. Pursuant to the terms of the Cinema Properties Facility, funds borrowed bear interest at a rate per annum equal to LIBOR plus 5.75%. As part of the Cinema Properties Facility, in order to hedge against future changes in interest rates, Cinema Properties, Inc. purchased from Lehman Brothers Derivative Products Inc. an Interest Rate Cap Agreement with a notional amount equal to $77 million with a five year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58%. Three month LIBOR as of the date of closing was 6.58%. The interest rate cap agreement is recorded at its fair value of approximately $0.9 million at March 31, 2002.

     Foreign Currency Exchange Rate Risk. We are also exposed to market risk arising from changes in foreign currency exchange rates as a result of our international operations. Generally accepted accounting principles in the U.S. require that our subsidiaries use the currency of the primary economic environment in which they operate as their functional currency. If our subsidiary operates in a highly inflationary economy, generally accepted accounting principles in the U.S. require that the U.S. dollar be used as the functional currency for the subsidiary. Currency fluctuations result in us reporting exchange gains (losses) or foreign currency translation adjustments relating to our international subsidiaries depending on the inflationary environment of the country in which our subsidiary operates. Based upon our equity ownership in our international subsidiaries as of March 31, 2002, holding everything else constant, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would decrease the net fair value of our investments in our international subsidiaries by approximately $7 million.

                                    BUSINESS

     We are one of the world's leaders in the motion picture exhibition industry, in terms of both revenues and number of screens in operation. We were founded in 1987 by our Chairman and Chief Executive Officer Lee Roy Mitchell, and have grown primarily through targeted new theatre construction. We operate 3,014 screens in 278 theatres. For the twelve months ended March 31, 2002, we had revenues of $884.3 million and EBITDA of $184.9 million, representing a 20.9% EBITDA margin, and generated $67.6 million of free cash flow. For the three months ended March 31, 2002, we grew our EBITDA approximately 42.4% over the comparable period in 2001 and increased our EBITDA margin to 22.1%. We have the highest EBITDA margin of the five largest motion picture exhibitors in the U.S.

     In each of the past three fiscal years, we have increased revenues and EBITDA by an average of 14.6% and 16.6% per year, respectively. Our geographic diversity within North America and internationally has allowed us to maintain consistent revenue and EBITDA growth. We operate 2,215 screens in 188 theatres in North America. These theatres, located in 33 states and one province, are primarily in mid-sized U.S. markets, including suburbs of major metropolitan areas. We believe these markets are less competitive and generate high, stable margins. We also operate 799 screens in 90 theatres outside of North America, primarily located in major Latin American metropolitan markets, which we believe are underscreened and have significant growth potential.

MOTION PICTURE INDUSTRY

DOMESTIC OVERVIEW

     The U.S. motion picture exhibition industry is enjoying the longest expansion in its history, as revenues increased for the tenth straight year. For the first time in history, single year U.S. motion picture box office revenues exceeded the $8 billion mark, reaching a total of $8.4 billion in 2001, according to the Motion Picture Association of America. This new national box office record represents a 9% increase from the previous record of $7.7 billion set in 2000. Factors contributing to the recent success of the industry include the improvement of theatre circuits resulting from the creation of the modern multiplex format, the improved quality and timing of film releases and the screen rationalization of 2000 and 2001.

     A strong movie release calendar has helped maintain the industry's momentum, with five films grossing over $100 million in 2002. U.S. box office performance in the first quarter of 2002 was strong, with revenues up 15.3% and attendance up 11.3% over the first quarter of 2001.

     The following table represents the results of a survey by Motion Picture Association of America Worldwide Market Research outlining the historical trends in U.S. theatre attendance, average ticket prices and box office sales for the last ten years.

                                     % CHANGE      AVERAGE       % CHANGE       U.S. BOX        % CHANGE
YEAR                   ATTENDANCE   SINCE 1992   TICKET PRICE   SINCE 1992    OFFICE SALES     SINCE 1992
----                   ----------   ----------   ------------   ----------   ---------------   ----------
                       (MILLIONS)                                            ($ IN MILLIONS)
1992.................    1,173           --         $4.15            --          $4,871             --
1993.................    1,244          6.1%         4.14          (0.2)%         5,154            5.8%
1994.................    1,292         10.1          4.18           0.7           5,396           10.8
1995.................    1,263          7.7          4.35           4.8           5,493           12.8
1996.................    1,339         14.2          4.42           6.5           5,912           21.4
1997.................    1,388         18.3          4.59          10.6           6,366           30.7
1998.................    1,481         26.3          4.69          13.0           6,949           42.7
1999.................    1,465         24.9          5.08          22.4           7,448           52.9
2000.................    1,421         21.1          5.39          29.9           7,661           57.3
2001.................    1,487         26.8          5.66          36.4           8,413           72.7

INTERNATIONAL OVERVIEW

     International growth has also been strong. Global box office revenues have increased 12.2% from $15.6 billion in 1998 to an estimated $17.5 billion in 2001 as a result of the increasing acceptance of moviegoing as a popular form of entertainment throughout the world, ticket price increases and new theatre construction. According to Informa Media Group, Latin America is the fastest growing region in the world in terms of box office revenues. We believe many international markets for theatrical exhibition have historically been underserved due to antiquated or run-down theatres, and that international markets, especially those in Latin America, will continue to experience growth as additional modern stadium seating theatres are introduced.

RECENT HISTORY

     In recent years, the U.S. exhibition industry has felt the impact of rapid overbuilding by the largest industry players, high levels of overall capital expenditures and high leverage. As a result of the financial burden imposed on theatre operators by these three factors, the industry entered a period of significant industry rationalization. Many industry players had already begun the rationalization process in 2000 by closing hundreds of smaller, less profitable theatres. The pace of theatre closings increased during 2001 as a number of companies took advantage of the protections provided by the bankruptcy process to reject long-term leases on many underperforming theatres. The overall reduction in the numbers of theatres and screens in operation and reduced rent expense per theatre will greatly improve industry profitability going forward. According to the National Association of Theatre Owners, the total number of screens in the U.S. reached an all-time high of 37,185 in 1999, and then declined in both 2000 and 2001. There were approximately 35,153 screens at the end of 2001, a decline of nearly 5% from 1999. In addition to closing hundreds of theatres, the largest players in the industry have dramatically scaled back new theatre builds, resulting in significant decreases in capital expenditures.

     Significant capital expenditures by major industry players during this time resulted in a higher quality theatre base. Current circuits are comprised of a significant number of modern multiplex theatres, which generally include 10 or more screens, digital sound and stadium seating. We believe these improved facilities, which have been extremely well-received by patrons, will benefit the industry both by stimulating demand and by limiting the need for future capital expenditures.

DRIVERS OF CONTINUED INDUSTRY SUCCESS

     We believe the following market trends will drive the continued growth and strength of our industry:

     IMPORTANCE OF THEATRICAL SUCCESS IN ESTABLISHING MOVIE BRANDS AND SUBSEQUENT MARKETS. Theatrical exhibition is the primary distribution channel for new motion picture releases. A successful theatrical release which "brands" a film is the primary factor in determining its success in "downstream" distribution channels, such as home video, DVD, and network, syndicated and pay-per-view television.

     INCREASED IMPORTANCE OF INTERNATIONAL MARKETS FOR ENSURING BOX OFFICE SUCCESS. International markets are becoming an increasingly important component of the overall box office revenues generated by Hollywood films. For example, markets outside of North America accounted for more than $1.4 billion, or greater than 60% of the global box office revenues for Harry Potter and the Sorcerer's Stone, Lord of the Rings: Fellowship of the Ring and Monsters, Inc. With the continued growth of the international motion picture exhibition industry, the relative contribution of markets outside North America should become even more significant.

     INCREASED INVESTMENT IN PRODUCTION AND MARKETING OF FILMS BY
DISTRIBUTORS. As a result of the additional revenues generated by domestic, international and downstream markets, studios have increased production and marketing expenditures per new film at a compound annual growth rate of 6.2% and 9.9%, respectively, over the past ten years. This has led to an increase in "blockbuster" features, which attract larger audiences to theatres.

     FAVORABLE ATTENDANCE TRENDS. We believe that recent trends in motion picture attendance will continue to benefit the industry. According to the Motion Picture Association of America, annual admissions per capita increased from 4.5x to 5.3x, between 1991 and 2001. Additionally, the teenage segment, defined 12-17 year olds, represented 19% of admissions in 2001, up from 14% in 1997. During 2001 51% of teenagers attended movies 12x per year or more, compared with only 42% in 1997.

     REDUCED SEASONALITY OF REVENUES. Historically, industry revenues have been highly seasonal, coinciding with the timing of film releases by the major distributors. The most marketable motion pictures were generally released during the summer and the Thanksgiving through year-end holiday season. However, the seasonality of motion picture exhibition has become less pronounced in recent years. Studios have begun to release films more evenly throughout the year, and hit films have emerged during traditionally weaker periods. This benefits exhibitors by allowing them to more effectively leverage their fixed cost base throughout the year.

     CONVENIENT AND AFFORDABLE FORM OF OUT-OF-HOME ENTERTAINMENT. Moviegoing continues to be the most convenient and affordable form of out-of-home entertainment, with an average ticket price in the U.S. of $5.66 in 2001. Average prices for other forms of out-of-home entertainment in the U.S., including sporting events, theme parks, musical concerts and plays, range from $18.86 to $56.00 per ticket. Movie ticket prices have risen at approximately the rate of inflation, while ticket prices for other forms of out-of-home entertainment have increased at higher rates.

COMPETITIVE STRENGTHS

     We believe the following strengths differentiate us from our competitors:

     FOCUSED PHILOSOPHY RESULTING IN INDUSTRY LEADING FINANCIAL
PERFORMANCE. Our operating philosophy is to generate the highest returns for our stockholders. We focus on negotiating favorable theatre facility economics, providing a superior viewing experience and controlling theatre operating costs. As a result of this philosophy, we generate the highest EBITDA margin of the five largest motion picture exhibitors in the U.S. Our EBITDA margins have averaged 18.7% over the past three fiscal years. We also produced an EBITDA per screen of approximately $61,339 for the twelve months ended March 31, 2002, which we believe to be among the highest in the industry.

     SUPERIOR MANAGEMENT TEAM WITH A TRACK RECORD OF FINANCIAL DISCIPLINE. Led by Mr. Mitchell, our management team has an average of approximately 19 years of theatre operating experience, has a proven track record of superior performance and has navigated our organization through many industry cycles. Between 1999 and 2001, we were the only one of the five largest motion picture exhibitors in the U.S. that did not file for bankruptcy protection or require a significant equity investment to meet financial covenants. We believe this is a result of our financial discipline and focus on investment returns, as demonstrated by our decision to decrease our building commitments during this difficult period in the industry. We reduced our capital expenditures from $248.4 million in 1999 to $40.4 million in 2001. We also decreased our ratio of net debt to EBITDA from 6.0x as of December 31, 1999 to 3.9x as of March 31, 2002.

     SELECTIVE BUILDING IN LESS COMPETITIVE U.S. MARKETS AND HEAVILY POPULATED INTERNATIONAL MARKETS.

     - Less Competitive U.S. Markets: We have historically built modern theatres in mid-sized U.S. markets, including suburbs of major metropolitan areas, which we believe were underserved. We believe our targeting of these markets, together with the high quality of our theatre circuit, has protected us from the negative financial impact of overbuilding and reduces the risk of competition from new entrants. As the sole exhibitor in approximately 83% of the film zones in which we operate, we have maximum access to film product. This enables us to select the films that we believe will deliver the highest returns in those markets.

     - Heavily Populated, High Growth International Markets: Since 1993, we have directed our activities in international markets primarily toward Latin America due to the growth potential in these under-screened markets. Our EBITDA margins from our international operations are generally higher than those in North America. We have successfully established a significant presence in most of the major cities in Latin America with theatres in nine of the ten largest metropolitan areas. We have strategic alliances with local partners in many countries, which help us obtain additional market insight. We generally fund our operating and capital expenditures in local currencies, thereby matching our expenses to our revenues. We have also geographically diversified our international portfolio in an effort to balance risk and become the predominant Pan American motion picture exhibition company.

     STRONG BALANCE SHEET WITH SIGNIFICANT CASH FLOW. We believe that we will have a conservative capital structure. As of March 31, 2002, on a pro forma basis giving effect to this offering, we had $ million of total debt outstanding and $ million in cash and cash equivalents, resulting in a ratio of
net debt to EBITDA of      . Our high EBITDA margin and capital structure
allowed us to generate $67.6 million of free cash flow (EBITDA after interest expense, taxes paid, capital expenditures and changes in working capital) during the twelve months ended March 31, 2002. This significant cash flow enables us to take advantage of future growth opportunities.

     MANAGEMENT ALIGNMENT WITH STOCKHOLDERS.  The Mitchell Group and other
members of our management team will own approximately           % of our
outstanding common stock following the completion of this offering. This large ownership interest effectively aligns management and stockholder interests in maximizing growth and returns on investment.

     MODERN THEATRE CIRCUIT. We have built our modern theatre circuit primarily through new theatre construction, which we believe provides a preferred destination for moviegoers in our markets. Since 1996, we have built 1,910 screens, or 63% of our total screen count. Our ratio of screens to theatres is one of the highest in the industry: 11.8 to 1 in North America and 8.9 to 1 internationally. Approximately 64% of our North American first-run screens and 74% of our international screens feature stadium seating.

BUSINESS STRATEGY

     FOCUS ON LESS COMPETITIVE U.S. MARKETS AND TARGET PROFITABLE, HIGH GROWTH INTERNATIONAL MARKETS. We will continue to seek growth opportunities in underserved, mid-sized U.S. markets and major international metropolitan areas, by building or acquiring modern theatres that meet our strategic, financial and demographic criteria.

     MAXIMIZE PROFITABILITY THROUGH CONTINUED FOCUS ON OPERATIONAL
EXCELLENCE. We will continue to focus on executing our operating philosophy. We believe that our successful track record of executing this philosophy is evidenced by the fact that we were the only one of the five largest motion picture exhibitors in the U.S. that did not file for bankruptcy protection or require a significant equity investment in recent years.

     PURSUE ADDITIONAL REVENUE OPPORTUNITIES. We will continue to pursue additional growth opportunities by developing and expanding ancillary revenue streams such as advertising. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 159 million during the twelve months ended March 31, 2002. We are also expanding additional revenue sources through the use of theatres for non-film events, digital video monitor advertising, virtual poster cases and third party branding.

OUR INTERNATIONAL OPERATIONS

     We have been successfully introducing American-style modern multiplex theatres to underserved international markets since 1993. Our activities in international markets have been primarily directed toward Latin America, where we have successfully established a significant presence in most of the major cities in Latin America. We presently have theatres in nine of the top ten largest major metropolitan areas in Latin America. We have become the predominant Pan American exhibition company while balancing our risk through a diversified international portfolio. In addition, however, we have achieved significant scale in Mexico and Brazil, two of the most important Latin American markets.

     We believe that Latin America is one of the fastest growing international markets in terms of box office revenues. Penetration of movie screens per capita in Latin American markets is substantially lower than in the U.S. and European markets. Our geographic diversity throughout Latin America has allowed us to maintain consistent revenue and EBITDA growth notwithstanding currency fluctuations that may affect any particular market.

     We will continue to consider selective opportunities for development of modern multiplex theatres in underserved international markets, emphasizing Latin America, funded primarily utilizing cash flow generated in those countries. Also, because of our ability to use local currencies to fund substantially all aspects of our operations, including rent expense, we are able to mitigate exposure to currency fluctuations.

     The growth potential throughout Latin America combined with stable ticket prices and limited entertainment choices has translated into strong growth in box office revenues. From 1995 to 2000, Latin American box office revenues grew at a 19% compound annual rate. Box office revenues are projected to continue to grow from 2000 through 2005 by a 11.6% compound annual rate.

     This growth is expected to be fueled by a combination of continued development of modern theatres, attractive demographics, i.e., a significant teenage population, strong product from Hollywood and the emergence of a local film industry. In many Latin American countries the local film industry had been dormant because of the lack of sufficient theatres to screen the film product. The development of new modern theatres has awakened the local film industry in many countries and local film product is now playing a significant role in driving attendance growth.

THEATRE CIRCUIT

     As of March 31, 2002, we operated 3,014 screens in 278 theatres located in 33 states and 14 countries. We operate 2,664 screens in 237 "first run" theatres and 350 screens in 41 "discount" theatres. The following tables summarize the geographic locations of our theatre circuit as of March 31, 2002.

NORTH AMERICAN THEATRES

                                                               TOTAL      TOTAL
                                                              THEATRES   SCREENS
                                                              --------   -------
Texas.......................................................        60       767
Ohio........................................................        20       202
California..................................................        18       172
Utah........................................................         9       111
Kentucky....................................................         7        75
Illinois....................................................         6        72
Colorado....................................................         4        67
Oklahoma....................................................         6        67
Louisiana...................................................         4        54
Virginia....................................................         4        52
Oregon......................................................         4        50
Indiana.....................................................         6        50
Florida.....................................................         3        48
Pennsylvania................................................         3        43
Mississippi.................................................         3        41
North Carolina..............................................         4        39
Michigan....................................................         2        36
Arkansas....................................................         3        30
Georgia.....................................................         2        27
New York....................................................         2        27
Kansas......................................................         1        20
Iowa........................................................         3        19
New Jersey..................................................         1        16

                                                               TOTAL      TOTAL
                                                              THEATRES   SCREENS
                                                              --------   -------
New Mexico..................................................         2        16
Arizona.....................................................         2        14
Missouri....................................................         1        14
Tennessee...................................................         1        14
Wisconsin...................................................         1        14
Massachusetts...............................................         1        12
Delaware....................................................         1        10
Minnesota...................................................         1         8
Nebraska....................................................         1         8
South Carolina..............................................         1         8
Total United States.........................................       187     2,203
Canada......................................................         1        12
TOTAL NORTH AMERICA.........................................       188     2,215

INTERNATIONAL THEATRES

                                                               TOTAL      TOTAL
COUNTRY                                                       THEATRES   SCREENS
-------                                                       --------   -------
Brazil......................................................        29       264
Mexico......................................................        26       256
Chile.......................................................        11        88
Argentina...................................................         9        79
Central America (1).........................................         7        43
Colombia....................................................         3        22
Peru........................................................         2        21
Ecuador.....................................................         2        16
United Kingdom..............................................         1        10
TOTAL.......................................................        90       799

---------------

(1) Includes Honduras, El Salvador, Nicaragua and Costa Rica.

OPERATIONS

     The personnel at our corporate office, which employs approximately 185 individuals, is responsible for theatre operations support, film licensing and settlements, human resources, finance and accounting, operational audit, theatre maintenance and construction, internet and information systems, lease site planning and marketing. Our North American operations are divided into eleven regions, each of which is headed by a region leader. Each region leader is responsible for supervising approximately 9% of the theatre managers.

     Regular inspections of each theatre are conducted. We also have a program to maintain quality and consistency within our theatres involving unannounced visits by unidentified customers who report on the quality of service, film presentation and cleanliness of the theatre.

FILM LICENSING

     Films are typically licensed from film distributors that are owned by major film production companies or from independent film distributors that distribute films for smaller production companies. For new release films, film distributors typically establish geographic zones and offer each available film to one theatre in each zone. The size of a film zone is generally determined by the population density, demographics and box office potential of a particular market or region. A film zone can range from a radius of three to five miles in major metropolitan and suburban areas to up to fifteen miles in small towns. We currently operate theatres in

142 first-run film zones in North America. New film releases are licensed at the discretion of the film distributors. Approximately 83% of our North American first-run theatres have no direct competition within their respective film zones, which allows us to select those pictures that we believe will be the most successful in our markets from those offered to us by distributors. We usually license films on an allocation basis in film zones where we face competition. A particular distributor will rotate films among exhibitors under an allocation process that enables film distributors to charge a premium rental rate in these zones. Films are released to discount theatres once the attendance levels substantially drop off at the first run theatres. For discount films, film distributors establish availability on a market-by-market basis after the completion of exhibition at first run theatres and permit each theatre within a market to exhibit such films without regard to film zones.

     Unlike our North American operations, distributors in our international markets do not allocate film to a single theatre in a geographic film zone. Rather, competitive theatres can play the same films at the same time as other theatres. Our theatre personnel focus on providing excellent customer service, and we provide a modern facility with the most up-to-date sound systems, comfortable stadium style seating and other amenities typical of modern American-style multiplexes which we believe gives us a competitive advantage in markets where there are competing theatres. Of the 90 theatres we operate outside of North America, approximately 88% of these theatres do not have direct competition.

     A film license typically specifies a rental fee to be paid to the distributor based on the higher result of either a gross receipts formula or a theatre admissions revenue sharing formula. The distributor receives a specified percentage of box office receipts with the percentage generally declining over the term of the run when using a gross receipts formula. In the U.S., new release films rental percentages usually begin at 70% of box office receipts and gradually decline to as low as 30% over a period of four to seven weeks. Alternatively, under the theatre admissions revenue sharing formula, commonly known as the "90/10" clause, the distributor receives a specified percentage, i.e. 90%, of the excess of box office receipts over a negotiated reimbursement for theatre expenses. In international markets, beginning film rental percentages can vary between 35% and 60% of box office revenues and gradually decline over a similar period in the U.S.

     We also operate discount theatres, with admissions ranging from $0.50 to $2 per ticket, in the U.S. to serve an alternative market of patrons that extends the life of a film past the first run screening. By serving this alternative market of patrons in our discount theatres, we have been able to increase the number of potential customers beyond traditional first run moviegoers. Our discount theatres offer many of the same amenities as our first run theatres, including wall-to-wall screens, comfortable seating with cupholder armrests, digital sound and multiple concession stands. Discount films' rental percentages typically begin at 35% of box office receipts and often decline to 30% after the first week.

CONCESSIONS

     Concession sales are our second largest revenue source, representing approximately 30% of total revenues for 2001. Concession sales have a much higher margin than admissions sales. We have devoted considerable management effort to increase concession sales and improve operating margins. These efforts include implementation of the following strategies:

     - Optimization of product mix. Concession products are primarily comprised of various sizes of popcorn, soft drinks and candy. Different varieties and flavors of candy and soft drinks are offered at theatres based on preferences in that particular geographic region. Specially priced "combo-meals" have been implemented for all patrons as well as "movie meals" targeted toward children and senior citizens. We periodically introduce new concession products designed to attract additional concession purchases.

     - Staff training. Employees are continually trained in "suggestive-selling" and "upselling" techniques. This training occurs through situational role-playing conducted at our "Customer Satisfaction University" as well as continuing on-the-job training as part of concession promotions and sales contests. Individual theatre managers receive a portion of their compensation based on concession sales at their theatres and are therefore motivated to maximize concession sales.

     - Theatre design. Our theatres are designed to optimize efficiencies at the concession stands, which includes multiple service stations to make it easier to serve larger numbers of customers rapidly. We strategically place large concession stands within theatres, which heightens visibility, reduces the length of concession lines and improves traffic flow around the concession stands.

     - Cost control. We negotiate prices for concession supplies directly with concession vendors and manufacturers on a bulk rate basis. Concession supplies are distributed through a national distribution network. The concession distributor provides inventory and distribution services to the theatres, which place volume orders directly to replenish stock. The concession distributor is paid a percentage fee for this service. We believe that utilizing a concession distributor is more cost effective than owning a concession warehousing network.

MARKETING

     In order to attract customers, we rely on newspaper display advertisements, substantially paid for by film distributors, newspaper directory film schedules, generally paid for by the exhibitor, and internet advertising which has emerged as a strong media source to inform patrons of film titles and show times. Radio and television advertising spots, generally paid for by film distributors, are used to promote certain motion pictures and special events. We also exhibit previews in our theatres of coming attractions and films presently playing on the other screens which we operate in the same theatre or market.

     Additionally, our marketing department focuses on maximizing revenue generation opportunities, including the following:

     - Advertising. We believe the advertising industry recognizes the value of in-theatre advertising as an important medium due to the demographics of theatre patrons. Recent research has shown that movie audiences have a 78% retention rate for advertisements seen in a movie theatre by a captive audience which exceeds the retention rate for television, radio or print advertising. In order to effectively realize and manage this opportunity, we entered into advertising contracts for rolling stock and screen slide advertising. We deliver advertising through "lights-up" on-screen slide advertising in the auditoriums, audio ads paired with music played throughout the theatre and rolling stock advertisements. We are also exploring additional revenue sources such as digital video monitor advertising, virtual poster cases and third party branding. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 159 million patrons during the twelve months ended March 31, 2002. We currently carry advertising for several large advertisers. We also generate ancillary revenue potential from "imaging" in the lobby, including mini-billboards and displays and distributing coupons and samples to patrons passing through the theatre complex.

     - Sales. In 2001, we formed a sales department to oversee the development and implementation of a comprehensive theatre rental effort. This department is responsible for increasing theatre rental income during periods when the theatre is normally closed. We believe the large lobbies, comfortable seating, big screen and sound capabilities make our theatres an attractive venue to hold corporate events, private parties, private screenings and team building meetings and will generate additional revenues. Our theatres have been used for simulcast concerts, pay-per-view sporting events and cultural events. We believe the trend to use theatre auditoriums for non-film events during non-peak times will increase, which will add revenue and attract new audiences to our theatres while not significantly increasing costs.

INTERNET

     We have successfully used the internet to provide patrons access to movie times, the ability to buy tickets and even print their tickets at home. The internet is quickly becoming the primary way to check movie times, replacing the traditional newspaper source. Over time, the internet will allow us to reduce our advertising costs relating to newspaper directory advertisements. Patrons are now able to purchase advance tickets from 69 of our North American theatres, with 980 screens, and print tickets at home for ten theatres by simply accessing our website at www.cinemark.com. These functions are also currently available to patrons by accessing www.fandango.com.

     Our internet initiatives help improve customer satisfaction, as customers who purchase tickets over the internet are often able to bypass lines at the box office by printing their tickets at home using bar code technology or picking up their tickets at kiosks in the theatre lobby. We were the first major exhibitor to introduce this technology and also the first major exhibitor to make showtimes available for patrons utilizing wireless technology using Personal Digital Assistants (PDA's), also known as Palm(R) hand held computers.

MANAGEMENT INFORMATION SYSTEMS

     We developed our own proprietary point of sale management information system to further enhance our ability to maximize revenues, control costs and efficiently manage our business. This management information system provides corporate management with real-time admissions and concession revenue reports allowing management to make real-time adjustments to movie schedules, extend runs or increase the number of screens on which successful movies are being played and substitute films when gross receipts cease to meet expected goals. Real-time seating and box office information is available to box office personnel, making it possible for theatre management to avoid overselling a particular film and providing faster and more accurate response to customer inquiries regarding showings and available seating. The management information system also tracks concession sales and provides in-theatre inventory reports, leading to better inventory management and control. It also has multiple language capabilities, numerous ticket pricing options, integrates internet ticket sales and has the ability to process credit cards. The system also supports barcode scanners, pole displays, touch screens, credit card readers and other equipment specific to individual country requirements.

COMPETITION

     We are one of the largest motion picture exhibitors worldwide in terms of both revenues and the number of screens in operation. We compete against local, national and international exhibitors.

     We are the sole exhibitor operating within a film zone in approximately 83% of our first-run North American theatres. Of the 90 theatres we operate outside of North America, approximately 88% of those theatres have no direct competition. In film zones where there is no direct competition, we select those pictures we believe will be the most successful from among those offered to us by distributors. Where there is competition, we usually license films based on an allocation process. We currently operate in 142 first-run film zones in North America. The principal competitive factors with respect to film licensing are:

     - capacity and location of an exhibitor's theatre;

     - theatre comfort;

     - quality of projection and sound equipment;

     - level of customer service; and

     - licensing terms.

     The competition for customers is dependent upon factors such as the availability of popular films, the location of theatres, the comfort and quality of theatres and ticket prices. Our admission prices at first run and discount theatres are competitive with admission prices of respective competing theatres.

     We also face competition from a number of other motion picture exhibition delivery systems, such as home video, DVD, network, syndicated and pay-per-view television. We do not believe that these additional distribution channels have adversely affected theatre attendance; however, we can give no assurance that existing or future alternative delivery systems will not have an adverse impact on attendance. We also face competition from other forms of entertainment competing for the public's leisure time and disposable income.

SEASONALITY

     Our revenues have historically been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most successful motion pictures have been released during the summer extending from Memorial Day to Labor Day and during the holiday season extending from Thanksgiving through year-end. The unexpected emergence of a hit film during other periods can alter this seasonality trend. The timing of such film releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year. The seasonality of the release of successful films, however, has become less pronounced in recent years with the release of major motion pictures occurring more evenly throughout the year.

EMPLOYEES

     We have approximately 8,300 employees in North America, approximately 10% of whom are full time employees and 90% of whom are part time employees. We have approximately 4,300 employees outside of North America. Approximately 20 North American employees are represented by unions under collective bargaining agreements. Our international operations typically utilize union labor. We regard our relations with our employees as satisfactory.

REGULATION

     The distribution of motion pictures is largely regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. We have never been a party to any of such cases, but the manner in which we can license films from certain major film distributors is subject to consent decrees resulting from these cases. Consent decrees bind certain major film distributors and require the films of such distributors to be offered and licensed to exhibitors on a theatre-by-theatre and film-by-film basis. Consequently, exhibitors cannot assure themselves of a supply of films by entering long-term arrangements with major distributors, but must negotiate for licenses on a film-by-film and theatre-by-theatre basis.

     We are subject to various general regulations applicable to our operations including the Americans with Disabilities Act of 1990. We develop new theatres to be accessible to the disabled, and we believe we are in substantial compliance with current regulations relating to accommodating the disabled. Although we believe that our theatres generally comply with the ADA where readily achievable, we are a party to various lawsuits which claim that our wheelchair seating arrangements do not comply with the ADA.

     We are also subject to federal, state and local laws governing such matters as wages, working conditions, citizenship, health and sanitation requirements and licensing.

PROPERTIES

     As of March 31, 2002, we operated 156 theatres, with 1,739 screens, pursuant to building leases and own the land and building for 32 theatres, with 476 screens in North America. Our leases are generally entered into on a long term basis with terms, including renewal options, generally ranging from 20 to 40 years. Approximately 8% of our theatre leases in North America, covering 78 screens, have remaining terms, including optional renewal periods, of less than five years and approximately 81% of our theatre leases in North America, covering 1,519 screens, have remaining terms, including optional renewal periods, of more than 15 years. Rent is typically calculated as a percentage of box office receipts or total theatre revenues, subject to an annual minimum. We lease our office building in Plano, Texas.

     As of March 31, 2002, we operated 90 theatres, with 799 screens, outside of North America, all of which are leased pursuant to ground or building leases. The leases generally provide for contingent rental based upon operating results, some of which are subject to an annual minimum. Generally, these leases will include renewal options for various periods at stipulated rates. We attempt to obtain lease terms that provide for build-to-suit construction obligations of the landlord. No international leases have remaining terms, including optional renewal periods, of less than five years, and approximately 89% of our international leases, with 708 screens, have remaining terms, including optional renewal periods, of more than 15 years.

     We periodically review the profitability of each of our theatres, particularly those whose lease terms are about to expire, to determine whether to continue its operations. In 2001, as a result of the expiration or settlement of the lease term, we sold or closed five theatres, with 24 screens. The closing of these theatres did not have a material effect on our financial position, results of operations and cash flows.

LEGAL PROCEEDINGS

DOJ LITIGATION

     In March 1999, the Department of Justice filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against us alleging certain violations of the ADA relating to our wheelchair seating arrangements and seeking remedial action. An Order granting Summary Judgment to us was issued by the presiding federal judge in November 2001. The Department of Justice has filed a Notice of Appeal with the United States Court of Appeals for the Sixth Circuit. Although we are unable to predict the outcome of this litigation, we believe that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. However, if we ultimately lose the Department of Justice litigation, our financial position, results of operations and cash flows may be materially and adversely affected.

AUSTIN, TX LITIGATION

     In August 2001, David Wittie, Rona Schnall, Ron Cranston, Jennifer McPhail, Peggy Garaffa and ADAPT of Texas filed suit in the 201st Judicial District Court of Travis County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at two theatres located in the Austin, Texas market. The plaintiffs are seeking remedial action and unspecified damages. We have filed an answer denying the allegations and are vigorously defending this suit. Although we are unable to predict the outcome of this litigation, we believe that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows.

MISSION, TX LITIGATION

     In July 2001, Sonia-Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at one theatre located in the Mission, Texas market. The plaintiffs are seeking remedial action and unspecified damages. We have filed an answer denying the allegations and are vigorously defending this suit. Although we are unable to predict the outcome of this litigation, we believe that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows.

     The plaintiffs in the DOJ litigation, Austin, Texas litigation and Mission, Texas litigation have argued that the theatres must provide wheelchair seating locations with viewing angles to the screen that are at the median or better than all seats in the auditorium. To date, three courts have rejected that position. In two of the three courts, we were the defendant, and the courts have found our theatres to comply with the ADA; Lara v. Cinemark USA, Inc., United States Court of Appeals for the Fifth Circuit; United States of America v. Cinemark USA, Inc., United States District Court for the Northern District of Ohio. The third case, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc., United States District Court for the District of Oregon, adopted the reasoning established in Lara and granted summary judgment in favor of Regal Cinemas, Inc.

     From time to time, we are involved in other various legal proceedings arising from the ordinary course of our business operations, such as personal injury claims, employment matters and contractual disputes, most of which are covered by insurance. We believe our potential liability with respect to proceedings currently pending is not material in the aggregate to our financial position, results of operations and cash flows.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages and positions as of the date of this prospectus are as follows:

NAME                      AGE                          POSITION
----                      ---                          --------
Lee Roy Mitchell........  65    Chairman of the Board; Chief Executive Officer;
                                Director
Tandy Mitchell..........  51    Vice Chairman of the Board; Executive Vice President;
                                Director
Alan Stock..............  41    President; Chief Operating Officer; Director
Robert Copple...........  43    Senior Vice President; Treasurer; Chief Financial
                                Officer; Director
Robert Carmony..........  44    Senior Vice President -- Operations
Tim Warner..............  57    Senior Vice President; President, Cinemark
                                International, L.L.C.
Michael Cavalier........  35    Vice President -- General Counsel and Secretary
John Lundin.............  52    Vice President -- Film Licensing
Walter Hebert...........  56    Vice President -- Purchasing
Don Harton..............  44    Vice President -- Construction
Margaret Richards.......  43    Vice President -- Real Estate
Terrell Falk............  51    Vice President -- Marketing and Communications
James Stern.............  51    Director
Denny Rydberg...........  57    Director
William Spiegel.........  39    Director

     The following is a brief description of the business experience of our directors and executive officers for at least the past five years.

     Lee Roy Mitchell has served as Chairman of the Board since March 1996 and as Chief Executive Officer and a Director since its inception in 1987. Mr. Mitchell was Vice Chairman of the Board of Directors from March 1993 to March 1996 and was President from its inception in 1987 until March 1993. From 1985 to 1987, Mr. Mitchell served as President and Chief Executive Officer of a predecessor corporation. Mr. Mitchell has served on the Board of Directors of the National Association of Theatre Owners since 1991. Mr. Mitchell has been engaged in the motion picture exhibition business for nearly 45 years.

     Tandy Mitchell has served as Vice Chairman of the Board since March 1996, as a Director since April 1992 and as Executive Vice President since October 1989. Mrs. Mitchell served as the Secretary from 1987 until May 2002. Mrs. Mitchell was General Manager of the theatre division of a predecessor corporation from 1985 to 1987. From 1978 to 1985, Mrs. Mitchell was employed by Southwest Cinemas Corporation as Director of Operations. Mrs. Mitchell is the wife of Lee Roy Mitchell.

     Alan Stock has served as President since March 1993, as a Director since April 1992 and as Chief Operating Officer since March 1992. Mr. Stock was Senior Vice President from October 1989 to March 1993. Mr. Stock was General Manager from its inception in 1987 to March 1992. Mr. Stock was employed by the theatre division of a predecessor corporation from January 1986 to December 1987 as Director of Operations. From 1981 to 1985, he was employed by Consolidated Theaters, most recently as District Manager.

     Robert Copple has served as Senior Vice President, Treasurer and Chief Financial Officer since August 2000 and as a Director since September 2001. Mr. Copple was acting Chief Financial Officer from March 2000 to August 2000. From August 1997 to March 2000, Mr. Copple was President of PBA Development, Inc., an investment management and venture capital company. From June 1993 to July 1997, Mr. Copple was our Director of Finance. Prior to joining our company, Mr. Copple was a Senior Manager with Deloitte & Touche, LLP where he was employed from 1982 to 1993.

     Robert Carmony has served as Senior Vice President-Operations since July 1997, as Vice President -- Operations since March 1996 and as Director of Operations since June 1988. Prior to joining our company, Mr. Carmony was owner of O.C. Enterprises, a software development firm, from 1986 to 1988. Mr. Carmony worked for Plitt-Cineplex Odeon theatres from 1985 to 1986 and worked as a Systems Analyst for Electronic Data Systems (EDS) from 1984 to 1985.

     Tim Warner has served as Senior Vice President of the Company since May 2002 and as President of Cinemark International, L.L.C. since April 1996. From 1990 to 1996, Mr. Warner served as Chairman/CEO of the National Association of Theatre Owners of California and General Chairman of NATO/Showest. From 1970 to 1989, Mr. Warner was General Manager/President/Owner of Theatre Operator Inc. and President of Warner Marketing Inc. Mr. Warner has served on the Board of Directors of the National Association of Theatre Owners since 1982 and is currently the Chairman of the National Association of Theatre Owners International Committee. He has been active in the theatre industry for over 35 years.

     Michael Cavalier has served as Secretary since May 2002 and Vice
President -- General Counsel since July 1999. From July 1997 to July 1999, Mr. Cavalier was General Counsel and from July 1993 to July 1997 was Associate General Counsel. Prior to joining our company in July 1993, Mr. Cavalier was an associate attorney at the Dallas office of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

     John Lundin has served as Vice President -- Film Licensing since September 2000, as Head Film Buyer from September 1997 to September 2000 and was a film buyer from September 1994 to September 1997. Prior to joining our company, Mr. Lundin was Vice President -- General Sales Manager of Cannon Pictures. He has also held the positions of Vice President -- Assistant General Sales Manager for Columbia Pictures and Head Film Buyer for Litchfield Theatres. Mr. Lundin has nearly thirty years of experience in the motion picture exhibition business.

     Walter Hebert has served as Vice President -- Purchasing since July 1997 and was the Director of Purchasing from October 1996 until July 1997. From December 1995 until October 1996, Mr. Hebert was the President of 2 Day Video, Inc., a 21-store video chain that was our subsidiary. Prior to joining our company, Mr. Hebert worked for Dillards Department Stores from 1973 to 1993, serving as a Divisional Merchandise Manager in the Arkansas Division from 1981 until 1993. Mr. Hebert is the brother of Tandy Mitchell.

     Don Harton has served as Vice President -- Construction since July 1997. From August 1996 to July 1997, Mr. Harton was Director of Construction. Prior to joining our company in August 1996, Mr. Harton was an architect with Urban Architecture, where he was employed from October 1983 until July 1996.

     Margaret Richards has served as Vice President -- Real Estate since March 1994 and as a Vice President and Assistant Secretary since October 1989. Ms. Richards has been Director of Leasing since its inception in 1987 and was employed by the theatre division of a predecessor corporation in its real estate department from August 1986 to December 1987.

     Terrell Falk has served as Vice President -- Marketing and Communications since April 2001. From March 1998 to April 2001, Ms. Falk was Director of Large Format Theatres, overseeing the marketing and operations of our IMAX theatres. From April 1995 until joining our company, she was Vice President of Marketing for JQH Film Entertainment, a large format film production and distribution company, where she was responsible for film marketing, distribution and production. Ms. Falk was also Director of Marketing for the Houston Museum of Natural Science and Wortham IMAX Theatre from February 1982 to April 1995.

     James Stern has served as a Director since March 1996. Mr. Stern has been Chairman of The Cypress Group L.L.C. since its formation in April 1994. Prior to joining Cypress, Mr. Stern spent his entire career with Lehman Brothers, an investment banking firm, most recently as Head of the Merchant Banking Group. He served as Head of Lehman's High Yield and Primary Capital Markets Groups, and was Co-Head of Investment Banking. In addition, Mr. Stern was a member of the firm's Operating Committee. Mr. Stern also serves on the Board of Directors of Amtrol, Inc., FNC Holdings, WESCO International, Inc. and Lear Corporation.

     Denny Rydberg has served as a Director since July 1997. Mr. Rydberg has been President of Young Life since July 1993. Prior to joining Young Life, Mr. Rydberg was Director of University Ministries at University Presbyterian Church, Vice President of Youth Specialties and Director of Operations for Inspirational Films.

     William Spiegel has served as a Director since September 2001. Mr. Spiegel is a Managing Director at The Cypress Group L.L.C. He has been with Cypress since its formation in 1994. Prior to joining Cypress, he was a member of the Merchant Banking Group at Lehman Brothers. Mr. Spiegel currently manages Cypress' efforts in the healthcare and financial services industries. Mr. Spiegel has been actively involved with us since March 1996. Mr. Spiegel is also a Director of Medpointe Inc. and Montpelier Re Holdings Ltd.

BOARD COMPOSITION AND COMPENSATION

     The Stockholders' Agreement contains a voting agreement pursuant to which the Mitchell Group agrees to vote their shares of Class B common stock to elect designees of Cypress to our board of directors. As of May 17, 2002, Cypress had the right to designate two board members.

     Our certificate of incorporation authorizes there to be between six and twelve directors. Our board of directors currently consists of nine members with two vacancies. We intend to appoint two independent directors to fill those vacancies. Our board is divided into three classes that serve staggered three-year terms, as follows:

CLASS                  EXPIRATION OF TERM                         MEMBERS
-----                  ------------------                         -------
Class I..............         2003          Lee Roy Mitchell, Robert Copple, and James A. Stern
Class II.............         2004          Tandy Mitchell and Denny Rydberg
Class III............         2005          Alan W. Stock and William Spiegel

Newly elected directors and any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

     Directors are reimbursed for expenses actually incurred for each board of directors meeting which they attend. In addition, our independent directors receive a fee of $1,000 for each meeting of the board of directors attended. We may grant non-employee directors non-qualified stock options to purchase shares of our Class A common stock on a periodic basis in an amount and with a vesting schedule to be determined by our board of directors.

BOARD COMMITTEES

     Our board intends to establish an audit committee and compensation committee.

     Audit Committee. The audit committee will consist of three independent directors. We plan to appoint two members of the audit committee within three months following this offering and the third member within 12 months after the consummation of this offering. The audit committee reviews the accounting and auditing principles and procedures of our company with a view to providing for the safeguard of our assets and the reliability of our financial records, recommending to the board of directors the engagement of our independent accountants, reviewing with the independent accountants the plans and results of the auditing engagement, and considering the independence of our accountants. Membership on the audit committee will consist of at least three directors who are financially literate, one of whom has significant experience in accounting or finance matters, and independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member.

     Compensation Committee. The compensation committee will include two independent directors. The principal responsibilities of the compensation committee are to establish policies and periodically determine matters involving executive compensation, recommend changes in employee benefit programs and grant or recommend the grant of stock options and stock awards under our incentive plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers served as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on our board of directors or on the compensation committee of our board of directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to compensation for the last three fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999, respectively, earned by our chief executive officer and our four other most highly compensated executive officers as of December 31, 2001. In this prospectus, we refer to these individuals as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
                                                                 -------------
                                        ANNUAL COMPENSATION       SECURITIES
                                      -----------------------     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR   SALARY (1)     BONUS       OPTIONS/SARS    COMPENSATION
---------------------------    ----   ----------   ----------    -------------   ------------
Lee Roy Mitchell.............  2001    $474,516    $1,525,484 (5)         --       $223,285 (2)
  Chairman of the Board        2000     431,378            --            --          12,450 (3)
  and Chief Executive Officer  1999     392,162            --            --         118,040 (4)
Alan Stock...................  2001     366,341       198,899 (5)         --        267,308 (6)
  President and Chief
     Operating                 2000     342,375        79,804 (11)         --         7,875 (10)
  Officer                      1999     311,250            --            --           7,500 (10)
Tim Warner...................  2001     297,075       161,291 (5)         --        336,445 (7)
  Senior Vice President and
  President -- Cinemark        2000     277,640        64,715 (11)         --         7,875 (10)
  International                1999     252,400            --            --           7,500 (10)
Robert Copple................  2001     267,500       145,235 (5)    189,000 (14)    138,274 (8)
  Senior Vice President,
     Treasurer                 2000     250,000 (13)     58,272 (11)         --          --
  and Chief Financial Officer
     (12)                      1999          --            --            --              --
Robert Carmony...............  2001     257,881       140,012 (5)         --        225,827 (9)
  Senior Vice                  2000     241,010        56,177 (11)         --         7,875 (10)
  President -- Operations      1999     219,100            --            --           7,500 (10)

---------------

 (1) Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

 (2) Represents a $1,950 annual contribution to our 401(k) savings plan, $15,940 representing the value of the use of a company vehicle for one year, $98,844 for 2001 life insurance premiums and $106,551 for 2000 life insurance premiums and interest on such premiums paid in 2001 by us for the benefit of Mr. Mitchell.

 (3) Represents a $1,950 annual contribution to our 401(k) savings plan and $10,500 representing the value of the use of a company vehicle for one year.

 (4) Represents a $1,950 annual contribution to our 401(k) savings plan, $17,246 representing the value of the use of a vehicle of ours for one year and $98,844 of life insurance premiums paid by us for the benefit of Mr. Mitchell.

 (5) Bonuses were earned in 2001 but were paid in 2002.

 (6) Represents a $4,590 annual contribution to our 401(k) savings plan, $156,194 of compensation relating to the value of stock options exercised for 128,250 shares of Class A Common Stock over the

     $0.0037 per share exercise price and a $106,524 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

 (7) Represents a $4,590 annual contribution to our 401(k) savings plan, $197,298 of compensation relating to the value of stock options exercised for 162,000 shares of Class A Common Stock over the $0.0037 per share exercise price and a $134,557 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

 (8) Represents $82,208 of compensation relating to the value of stock options exercised for 67,500 shares of Class A Common Stock over the $0.0037 per share exercise price and a $56,066 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

 (9) Represents a $4,590 annual contribution to the Company's 401(k) savings plan, $131,532 of compensation relating to the value of stock options exercised for 108,000 shares of Class A Common Stock over the $0.0037 per share exercise price and an $89,705 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(10) Represents our annual contribution to our 401(k) savings plan.

(11) Bonuses were earned in 2000 but were paid in February 2001.

(12) Mr. Copple joined our Company in March 2000.

(13) Represents Mr. Copple's annualized salary. Mr. Copple was acting Chief Financial Officer from March 2000 to August 2000 and became Senior Vice President and Chief Financial Officer in August 2000.

(14) In November and December 2001 we granted Mr. Copple options to purchase an aggregate of 67,500 shares of Class A Common Stock under the Cinemark 1991 nonqualified stock option plan at an exercise price of $0.0037 per share. On the date of grant, the Class A Common Stock had a market value of $1.22 per share. These options were immediately vested and such options were exercised by Mr. Copple. See Footnote 8. On December 31, 2001, we granted Mr. Copple options to purchase 121,500 shares of Class A Common Stock at an exercise price of $1.22 per share. On the date of grant, the Class A Common Stock had a market value of $1.22 per share. These options vest 20% per year for five years.

STOCK OPTION GRANTS

     The following table sets forth the stock options we granted during the fiscal year ended December 31, 2001 to each of the named executive officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                       -------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                       NUMBER OF                                                    ASSUMED ANNUAL RATES OF
                       SECURITIES     % OF TOTAL                                 STOCK PRICE APPRECIATION FOR
                       UNDERLYING   OPTIONS GRANTED                                     OPTION TERM (2)
                        OPTIONS     TO EMPLOYEES IN   EXERCISE OR   EXPIRATION   -----------------------------
NAME                    GRANTED       FISCAL YEAR     BASE PRICE       DATE          5%                10%
----                   ----------   ---------------   -----------   ----------   -----------       -----------
Lee Roy Mitchell.....        --             --              n/a          n/a      $     --          $     --
Alan Stock...........        --             --              n/a          n/a            --                --
Tim Warner...........        --             --              n/a          n/a            --                --
Robert Copple (1)....    67,500         25.24%          $0.0037          n/a       133,890           213,345
                        121,500         14.02%            $1.22      12/2011        93,221           236,240
Robert Carmony.......        --             --              n/a          n/a            --                --

---------------

(1) During 2001, we granted Mr. Copple options to purchase 189,000 shares of Class A common stock comprised of the following: options to purchase 67,500 shares of Class A common stock with an exercise price of $0.0037 per share under our stock option plan and options to purchase 121,500 shares of Class A common stock with an exercise price of $1.22 per share under our Long Term Incentive Plan. In December 2001, we accelerated the vesting of all options under our 1991 nonqualified stock option plan, and Mr. Copple exercised his options thereunder and received 67,500 shares of Class A common stock.

(2) Amounts shown as potential realizable values are based on compounded annual rates of share price appreciation of five and ten percent over the 10-year term of the options, as mandated by rules of the Securities and Exchange Commission, and are not indicative of expected share price performance. Actual gains, if any, on share option exercises are dependent on future performance of the overall market conditions, as well as the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved or may be exceeded. The indicated amounts are net of the option exercise price but before taxes that may be payable upon exercise.

FISCAL YEAR END OPTION VALUES

     The following table provides information concerning each exercise of stock options during the fiscal year ended December 31, 2001 by each of the named executive officers and the value of unexercised options held by the named executive officers as of December 31, 2001.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                       NUMBER OF                      VALUE OF
                                                 SECURITIES UNDERLYING               UNEXERCISED
                        SHARES                    UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                       ACQUIRED                    AT FISCAL YEAR-END            AT FISCAL YEAR-END
                          ON        VALUE     ----------------------------   ---------------------------
NAME                   EXERCISE   REALIZED    EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   --------   ---------   -----------    -------------   -----------   -------------
Lee Roy Mitchell.....        --          --          --              --
Alan Stock...........   128,250   $ 156,194      48,600          32,400
Tim Warner...........   162,000     197,298      48,600          32,400
Robert Copple........    67,500      82,208          --         121,500
Robert Carmony.......   108,000     131,532      48,600          32,400

---------------

(1) Values for "in-the-money" options represent the positive spread between the respective exercise prices of outstanding options and the anticipated
    initial public offering price of $     per share.

EMPLOYMENT AGREEMENTS

     We intend to enter into term employment agreements with certain of our executive officers. The employment agreements will provide for base salary, bonuses, benefits and severance payments payable upon the occurrence of certain events.

401(k) Plan

     We sponsor a defined contribution savings plan, or 401(k) Plan, whereby certain employees may elect to contribute, in whole percentages between 1% and 15% of such employee's compensation, provided no employee's elective contribution shall exceed the amount permitted under Section 402(g) of the Internal Revenue Code of 1986, as amended ($10,500 in 2001). We may make an annual discretionary matching contribution. Our discretionary matching contribution is subject to vesting and forfeiture. Our discretionary matching contributions vest to individual accounts at the rate of twenty percent per year beginning two years from the date of employment. Employees are fully vested in the discretionary matching contributions after seven years of employment.

STOCK OPTION AND OTHER EMPLOYEE INCENTIVE PLANS

EMPLOYEE STOCK OPTION PLAN

     We established a 1991 nonqualified stock option plan under which our Chief Executive Officer, in his sole discretion, could grant employees options to purchase up to an aggregate of 2,884,950 shares of Class A common stock. The Chief Executive Officer had the ability to set the exercise price and the term, up to ten years, of the options. All options vest at the rate of one-fifth of the total options granted per year generally beginning one year from the date of grant, subject to acceleration by the Chief Executive Officer. An employee's options were forfeited if the employee was terminated for cause. If an employee's employment with us was terminated for any reason other than cause, we had the option to repurchase any of our shares of capital stock that were acquired by the employee pursuant to the plan at a specified formula price based on theatre level cash flow.

     During 2001, we granted options to purchase 69,660 shares with an exercise price of $0.0037 per share. We believe that the market value of a share of Class A common stock on the date of grant exceeded the option exercise price by $1.22. As a result, we accrued $84,882 for unearned compensation and began amortizing this noncash expense at a rate of $16,976 per year during the five year vesting period for the options granted. In December 2001, vested and all unvested options under the plan, including the 69,660 issued in 2001, were immediately vested and exercised. We recognized unearned compensation in the amount of $272,075 on the date of exercise. During 2001, there were 1,325,970 options exercised and 400,950 options forfeited. As of March 31, 2002, no shares remain available for issuance under our 1991 nonqualified stock option plan and there were no outstanding options to purchase shares of our Class B common stock under our stock option plan as all outstanding options were either exercised or forfeited in 2001.

INDEPENDENT DIRECTOR STOCK OPTIONS

     We granted our independent directors options to purchase up to an aggregate of 216,000 shares of our Class A common stock at an exercise price of $0.0037 per share. The options vest five years from the date of grant and expire ten years from the date of grant. A director's unvested options are forfeited if the director resigns or is removed from the board of directors.

     During 2001, there were 54,000 director options exercised and no options granted or forfeited. As of March 31, 2002, there were outstanding options to purchase 162,000 shares of our Class A common stock. Upon consummation of the offering all of these options vest and must be exercised or forfeited.

LONG TERM INCENTIVE PLAN

     In November 1998, our board of directors approved a Long Term Incentive Plan under which our Compensation Committee, in its sole discretion, may grant our employees incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance units, performance shares or phantom stock. Up to an aggregate of 2,644,380 shares of our Class A common stock have been reserved for issuance under the plan. The Compensation Committee has the discretion to set the exercise price and the term, up to ten years, of the options. All options currently issued under the Long Term Incentive Plan vest at the rate of one-fifth of the total award per year beginning one year from the date of grant, subject to acceleration by the Compensation Committee.

     In December 2001, we granted options to purchase 411,750 shares of Class A common stock with an exercise price of $1.22 per share. We believe that the market value of a share of Class A common stock on the date of grant did not exceed the option price of $1.22 and thus no compensation expense was recorded. During 2001, there were no options exercised and 141,750 options were forfeited under the Long Term Incentive Plan. As of March 31, 2002, there were outstanding options to purchase 1,570,050 shares of our Class A common stock under the Long Term Incentive Plan.

     An employee's award under the Long Term Incentive Plan is forfeited if the employee is terminated for cause. Upon termination of an employee's employment, we have the option to repurchase the award at the fair market value of the share or Class A common stock vested under such award as determined in accordance with the Long Term Incentive Plan.

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

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding beneficial ownership of our common stock as of March 31, 2002 by:

     - each person known by us to beneficially hold five percent or more of our common stock;

     - each of our directors;

     - each of our named executive officers; and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2002 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 24,009,480 shares of our Class A common stock and 25,710,480 shares of our Class B common stock
outstanding on March 31, 2002 and      shares of our Class A common stock and
25,710,480 shares of our Class B common stock outstanding immediately after this offering.

                                        CLASS A COMMON STOCK                  CLASS B COMMON STOCK
                                 -----------------------------------   -----------------------------------    PERCENT OF VOTING
                                                  PERCENT OF CLASS                      PERCENT OF CLASS           POWER(2)
                                    NO. OF      --------------------      NO. OF      --------------------   --------------------
                                    SHARES      PRIOR TO   FOLLOWING      SHARES      PRIOR TO   FOLLOWING   PRIOR TO   FOLLOWING
                                 BENEFICIALLY     THE         THE      BENEFICIALLY     THE         THE        THE         THE
NAMES OF BENEFICIAL OWNER (1)       OWNED       OFFERING   OFFERING       OWNED       OFFERING   OFFERING    OFFERING   OFFERING
-----------------------------    ------------   --------   ---------   ------------   --------   ---------   --------   ---------
DIRECTORS AND EXECUTIVE
  OFFICERS
Lee Roy Mitchell (3)...........           --        --         --       25,710,480     100.0%      100.0%      91.5%
Tandy Mitchell (4).............           --        --         --       21,407,490      83.3%       83.3%      76.2%
James Stern (5)................   22,287,960      92.8%                         --        --          --        7.9%
Alan W. Stock (6)..............      176,850       0.7%         *               --        --          --          *          *
Robert Copple..................       94,500       0.4%         *               --        --          --          *          *
Robert Carmony (7).............      156,600       0.7%         *               --        --          --          *          *
Tim Warner (8).................      210,600       0.9%         *               --        --          --          *          *
All directors and executive
  officers as a group (15
  persons) (4)(5)(9)...........   23,352,030      97.2%                 25,710,480       100%        100%      99.8%
FIVE PERCENT STOCKHOLDERS
Cypress Merchant Banking
  Partners L.L.C. (5)..........   22,287,960      92.8%                                                         7.9%
CGI Equities, Ltd. (10)........           --        --         --        9,045,000      35.2%       35.2%      32.2%
Mitchell Special Trust (11)....           --        --         --        3,960,090      15.4%       15.4%      14.1%

---------------

 *  Represents less than 1%

 (1) Unless otherwise indicated, we believe the beneficial owner has both sole voting and investment powers over such shares.

 (2) Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted on by stockholders. This column represents the combined voting power of the outstanding shares of Class B common stock and Class A common stock held by such beneficial owner and assumes that no shares of Class B common stock have been converted into Class A common stock.

 (3) Includes 9,045,000 shares of Class B common stock held by CGI Equities, Ltd., and 3,960,090 shares of Class B common stock held by the Mitchell Special Trust, 342,900 shares of Class B common stock held in trust for the benefit of certain of Lee Roy Mitchell's grandchildren, 12,335,490 shares of

     Class B common stock owned by Lee Roy Mitchell and 27,000 shares of Class B common stock owned by Tandy Mitchell. Lee Roy and Tandy Mitchell are married to each other. Lee Roy and Tandy Mitchell each control the general partner of CGI Equities Ltd. Lee Roy Mitchell is the co-trustee of the Mitchell Special Trust and other trusts held for the benefit of certain of his grandchildren. Mr. Mitchell disclaims ownership of all shares other than 12,335,490 shares of Class B common stock that he owns of record.

 (4) Includes 9,045,000 shares of Class B common stock owned by CGI Equities, Ltd.; 12,335,490 shares of Class B common stock owned by Lee Roy Mitchell and 27,000 shares of Class B common stock owned by Tandy Mitchell. Lee Roy Mitchell and Tandy Mitchell each control the general partner of CGI Equities Ltd. Mrs. Mitchell disclaims ownership of all shares other than 27,000 shares of Class B common stock that she owns of record.

 (5) Shares shown as beneficially owned by Cypress Merchant Banking Partners L.L.C. are owned of record by Cypress Merchant Banking Partners L.P. Cypress Merchant Banking Partners L.L.C. is the general partner of Cypress Associates L.P., which is the general partner of Cypress Merchant Banking Partners L.P. James Stern is a member of Cypress Merchant Banking Partners L.L.C. Mr. Stern disclaims beneficial ownership of the shares owned by Cypress. The address of Cypress Merchant Banking Partners L.L.C. is 65 East 55th Street, New York, New York 10022. Under the Stockholders' Agreement among the Mitchell Group, Cypress and us, Cypress will have the right to exchange all of their shares of our Class A common stock for an equal number of our Class B common stock

 (6) Includes 48,600 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of the date of this prospectus.

 (7) Includes 48,600 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of the date of this prospectus.

 (8) Includes 48,600 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of the date of this prospectus.

 (9) Includes 338,850 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days of the date of this prospectus.

(10) The address of CGI Equities, Ltd. is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

(11) The address of the Mitchell Special Trust is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CERTAIN AGREEMENTS

     We manage one theatre with 12 screens for Laredo Theatre, Ltd. Lone Star Theatres, Inc. owns 25% of the limited partnership interests in Laredo. We are the sole general partner and own the remaining limited partnership interests. Lone Star Theatres, Inc. is owned 100% by Mr. David Roberts, who is Mr. Mitchell's son-in-law. Under the agreement, management fees are paid by Laredo to us at a rate of 5% of theatre revenues in each year up to $50,000,000 and 3% of theater revenues in each year in excess of $50,000,000. We received $180,366 of management fee revenues and dividends of $487,500 from Laredo in 2001. In 2001, Laredo distributed dividends of $162,500 to Lone Star Theatres in accordance with the terms of the limited partnership agreement.

     We managed two theatres with 11 screens for Westward Ltd. in 2001. Westward is a Texas limited partnership of which Cinemark of Utah, Inc. is the general partner and owns a 1% interest in Westward. Cinemark of Utah, Inc. is 100% owned by Mr. Mitchell. Mr. Mitchell also owns a 48.425% limited partner interest in Westward. We recorded $29,325 of management fee revenues from Westward in 2001. One of the two theatres managed by us was closed by Westward in February 2002.

     We manage one theatre with eight screens for Mitchell Theatres. Mitchell Theatres is 100% owned by members of Mr. Mitchell's family. We recorded $21,389 of management fee revenues from Mitchell Theatres in 2001.

PROFIT PARTICIPATION

     In 2001 we entered into a profit participation agreement with Alan Stock, our President, pursuant to which Mr. Stock receives a profit interest in two recently built theatres after we have recovered our capital investment in these theatres plus our borrowing costs. No amounts have been paid to Mr. Stock to date pursuant to the profit participation agreement. Upon completion of this offering, we will have the option to purchase Mr. Stock's interest in the theatres for a price equal to the fair market value of the profit interest, as determined by an independent appraiser. We do not anticipate exercising this option in connection with this offering. We do not intend to enter into similar arrangements with our executive officers in the future.

STOCKHOLDERS' AGREEMENT

     We entered into the Stockholders' Agreement with the Mitchell Group and Cypress in May 2002. Among other things, the Stockholders' Agreement provides that, subject to certain conditions and exceptions, we must obtain the consent of Cypress for certain corporate acts including, but not limited to, amendments to our certificate of incorporation, approval of annual budgets under certain circumstances, asset dispositions or acquisitions in excess of specified amounts, merger, sale of substantially all our assets or consolidation, incurrence of indebtedness over specified amounts, certain stock redemptions or non pro rata dividends, transactions with affiliates over specified amounts, certain management changes or new compensation plans, financing theatres through limited partnerships, settlements of litigation over specified amounts and issuance of common stock by private placement. The above-described provisions terminate on the earlier of (1) the public owning 25% or more of our common stock, (2) our merger with and into any publicly traded company or (3) four years after the date of the Stockholders' Agreement. The Stockholders' Agreement also provides that Cypress will have the right to exchange their shares of our Class A common stock for an equal number of shares of our Class B common stock. The Stockholders' Agreement also contains a voting agreement pursuant to which the Mitchell Group agrees to vote their shares of common stock to elect certain designees of Cypress to our board of directors.

     Under the Stockholders' Agreement, after the six-month period following this offering, Cypress, subject to a number of conditions and limitations, may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock held by them. We may be required to file up to three registration statements. The Stockholders' Agreement also provides, subject to a number of conditions and limitations, that Cypress and the Mitchell Group have piggy-back registration rights in connection with registered offerings of our shares that we initiate after the six-month period following this offering. Under the Stockholders' Agreement, the selling stockholder will be required to pay all registration expenses. In addition, we are required to indemnify Cypress and the Mitchell Group, and they in turn are required to indemnify us with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the Stockholders' Agreement.

     Cypress and the Mitchell Group have preemptive rights to cause us to offer them a pro rata share of certain of our future offerings. In addition, the Stockholders' Agreement provides for certain rights and obligations among the stockholders related to share transfers by stockholders, including rights of first offer, tag-along rights and drag-along rights. If Cypress or the Mitchell Group receives an offer to purchase all or any part of their shares of our common stock, they must first offer to sell such common stock to us and each other on substantially the same terms and conditions. In addition, the Mitchell Group propose to transfer their shares of our common stock, Cypress may require that the third party purchaser purchase a pro rata portion of Cypress' shares of our common stock. If the Mitchell Group receive a bona fide written offer from a third party purchaser to purchase all of their shares of our common stock, and Cypress chooses not to exercise its first offer rights, the Mitchell Group may require Cypress affiliates to sell all of their shares of our common stock to the third party purchaser.

     The Mitchell Group also agreed that in the event any corporate opportunity is presented to the Mitchell Group to acquire or enter into any significant business transaction involving the motion picture exhibition business, he would submit such opportunity to our board of directors before taking any action.

                          DESCRIPTION OF CAPITAL STOCK

     At the time of the offering, our authorized capital stock will consist of
(1) 50,000,000 shares of preferred stock, par value $0.001 per share; (2) 350,000,000 shares of Class A common stock, par value $0.001 per share; and (3) 150,000,000 shares of Class B common stock, par value $0.001 per share. Upon
completion of this offering, there will be      shares of Class A common stock
issued and outstanding, 25,710,480 shares of Class B common stock issued and outstanding and no shares of preferred stock issued and outstanding. Under the Stockholders' Agreement, among the Mitchell Group, Cypress and us, Cypress will have the right to exchange all of their shares of our Class A common stock for an equal number of our Class B common stock. The following summary of our capital stock is qualified in its entirety by reference to our certificate of incorporation and our bylaws filed as exhibits to this registration statement and the Delaware General Corporate Law.

COMMON STOCK

     Our Class A and Class B common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders, except that the holders of Class A common stock are entitled to one vote for each share held and the holders of Class B common stock are entitled to ten votes for each share held. Other than these voting rights, the holders of Class A common stock and Class B common stock have identical rights and privileges in every respect. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder or automatically upon a transfer of the holder's Class B common stock, other than to certain transferees. Our common stockholders do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our board of directors. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and, other than the Class B common stock, are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

PREFERRED STOCK

     Our board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

     One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock;

     - delaying or preventing a change in control without further action by the stockholders; or

     - decreasing the market price of Class A common stock.

EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Upon consummation of the offering there will be 500,000,000 authorized
shares of our common stock,      of which will be unissued, and 50,000,000
shares of preferred stock available for our future issuance without stockholder approval. Of the shares of common stock available for future issuance, 2,644,380 shares have been reserved for issuance under our Long Term Incentive Plan.

     Shares of common stock and preferred stock available for future issuance may be utilized for a variety of corporate purposes, including facilitating acquisitions or future public offerings to raise additional capital. We do not currently have any plans to issue additional shares of common stock or preferred stock, other than shares of common stock issuable under our stock option plan and restricted stock plan and our employee stock purchase plan.

OPTIONS

     We have reserved 2,644,380 shares of our Class A common stock for issuance under our Long Term Incentive Plan, of which 1,570,050 shares of Class A common stock are issuable upon exercise of options granted as of March 31, 2002, including options to purchase 704,430 shares exercisable as of March 31, 2002 or that will become exercisable within 60 days after March 31, 2002. We have reserved 162,000 shares of Class A common stock for issuance under our director option agreements.

ANTI-TAKEOVER CONSIDERATIONS AND SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws. A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions such as those that provide for the classification of our board of directors and that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may have an anti-takeover effect by discouraging takeover attempts not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. Such provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

     Classified Board of Directors. Our certificate of incorporation divides our board of directors into three classes. The directors in each class serve in terms of three years and until their successors are duly elected and qualified. The terms of directors are staggered by class. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, as this structure generally increases the difficulty of, or may delay, replacing a majority of the directors. At any time that the outstanding shares of Class B common stock represents less than 50% of the combined voting power of the common stock, directors may not be removed by vote of the stockholders except for cause. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships.

     Meetings of Stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called by the chairman of the board or our president and will be called by our president or secretary upon written request by a majority of our board of directors.

     Stockholder Action by Written Consent. Except as provided in the following sentence, pursuant to the Delaware General Corporation Law, our bylaws and the requirements of the New York Stock Exchange, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders, and may not be effected by any consent in writing by such holders. Any action required or permitted to be taken at a special stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if (1) the outstanding shares of our Class B common stock represents greater than 50% of the combined voting power of the outstanding shares of our common stock and (2) the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the stockholders entitled to take action without a meeting, and delivered to us in the manner prescribed by the Delaware General Corporation Law.

     Advance Notice Provisions. Our bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies us of its intention a specified number of days in advance of the meeting and furnishes to us certain information regarding itself and the intended nominee. Our bylaws also require a stockholder to provide to our secretary advance notice of business to be brought by such stockholder before any annual or special meeting of our stockholders, as well as certain information regarding the stockholder and any material interest the stockholder may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting.

     Filling of Board Vacancies; Removal. Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the stockholders may be filled by the affirmative vote of a majority of our directors then in office. Whenever the holders of any class or classes of our stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by the affirmative vote of a majority of our directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each such director will hold office until the next election of directors of that director's class, and until such director's successor is elected and qualified, or until the director's earlier death, resignation or removal, Stockholders are not permitted to fill vacancies.

     Amendment of the Bylaws. Our bylaws may be altered, amended, repealed or replaced by our board of directors or our stockholders at any annual or regular meeting, or at any special meeting if notice of the alteration, amendment, repeal or replacement is given in the notice of the meeting.

     Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

     - a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder"),

     - an affiliate of an interested stockholder, or

     - an associate of an interested stockholder,

for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of more than 10% of our assets.

     However, the above provisions of Section 203 do not apply if:

     - our board approves the transaction that made the stockholder an "interested stockholder," prior to the date of that transaction;

     - after the completion of the transaction that resulted in the stockholder becoming an "interested stockholder," that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

     - on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the "interested stockholder."

     This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law.

     Our certificate of incorporation and bylaws provide that:

     - we must indemnify our directors, officers, employees and agents to the fullest extent permitted by applicable law; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     Prior to the consummation of this offering, we intend to obtain directors' and officers' insurance for our directors, officers and some employees for specified liabilities.

     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders' investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

TRANSFER AGENT AND REGISTRAR

     We will retain a transfer agent and registrar for our Class A common stock prior to the closing of this offering.

LISTING

     We intend to apply to list our Class A common stock on the New York Stock
Exchange under the trading symbol "     ".

      MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

GENERAL

     The following summary discusses the material U.S. federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion assumes that a Non-U.S. Holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules that may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," individuals who are U.S. expatriates, partnerships or other pass-through entities, and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), are not described herein. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock should consult their tax advisors.

     As used herein, a Non-U.S. Holder of common stock means a beneficial owner that is an individual or entity other than (1) a citizen or resident of the United States, (2) a corporation or business entity treated as a corporation created or organized in or under the laws of the United States or any state, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

DIVIDENDS

     As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event we do declare or pay cash dividends, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain Internal Revenue Service certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to
(a) complete Internal Revenue Service Form W-8BEN (or successor form) and satisfy certain relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

     A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS, on a timely basis.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the company is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

     An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

     If we are or become a U.S. real property holding corporation, then assuming the common stock is regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock) more than 5% of the Class A common stock will be subject to U.S. federal income tax on the disposition of the common stock under these rules.

U.S. ESTATE TAX

     Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Our company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provision of an applicable income tax treaty.

     A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

     Proceeds of a sale of common stock paid within the United States or through certain U.S. related financial intermediaries are subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person), or the holder establishes another exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability if the required information is furnished to the Internal Revenue Service.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

     Upon the completion of this offering, we will have      shares of our Class
A common stock and 25,710,480 shares of our Class B common stock issued and outstanding which are convertible at the holder's option into Class A common stock on a one-for-one basis, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of our common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which are summarized below. Subject to the lock-up agreements described below and other lock-up agreements and the provisions of Rules 144, additional shares will be available for sale in the public market as follows:

LOCK-UP AGREEMENTS

     Our officers, directors and substantially all of our stockholders, have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc.

REGISTRATION RIGHTS

     The stockholders which are parties to the Stockholders' Agreement have rights to cause us to register under the Securities Act the sale of all or part of the shares of our capital stock owned by them.

     We have granted our partners in our Brazilian operations an option to exchange all of their shares in Cinemark Brazil S.A. into shares of our Class A common stock upon completion of this offering. We have granted them piggyback registration rights with respect to those shares of Class A common stock.

RULE 144

     In general, under Rule 144, a person, or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding; or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are subject to certain manner of sale provisions and notice requirements and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

STOCK OPTIONS

     Following expiration of the 180 day lock-up period described above, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock option plans. Shares of common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and Salomon Smith Barney Inc. are acting as representatives, has agreed to purchase from us the respective number of shares of Class A common stock shown opposite its name below. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Lehman Brothers Inc. .......................................
Salomon Smith Barney Inc. ..................................
                                                              --------
Total.......................................................
                                                              ========

     The underwriting agreement provides that the underwriters' obligations to purchase our Class A common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which includes:

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in the financial markets; and

     - we deliver customary closing documents to the underwriters.

COMMISSIONS AND EXPENSES

     The representatives have advised us that the underwriters propose to offer the Class A common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling
concession not in excess of $     per share. The underwriters may allow, and the
selected dealers may reallow, a concession not in excess of $     per share to
brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us per share. The underwriting
discounts and commissions equal      % of the initial public offering price.

                                                                    TOTAL
                                                 -------------------------------------------
                                                                WITHOUT            WITH
                                                 PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                 ---------   --------------   --------------
Underwriting discounts and commissions to be
  paid to the underwriters by us...............  $              $                $

     We estimate that the total expenses of the offering, including
approximately $     in filing fees, $
in professional fees and expenses and $     for other fees and expenses,
excluding underwriting discounts and commissions, will be approximately $ million.

OVER-ALLOTMENT OPTION

     We have granted to the underwriters an option to purchase up to an
aggregate of      shares of Class A common stock, exercisable to cover
over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

LOCK-UP AGREEMENTS

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. All of our executive officers and directors and stockholders, holding in the aggregate shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

OFFERING PRICE DETERMINATION

     Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our Class A common stock, the representatives considered:

     - prevailing market conditions;

     - our historical performance and capital structure;

     - estimates of our business potential and earnings prospects;

     - an overall assessment of our management; and

     - the consideration of these factors in relation to market valuation of companies in related businesses.

INDEMNIFICATION

     We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     The representatives may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

     - Syndicate short covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LISTING

     We intend to apply to list our Class A common shares on the New York Stock
Exchange under the symbol "          ." In connection with that listing, the
underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

STAMP TAXES

     Purchasers of the shares of our Class A common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

OFFERS AND SALES IN CANADA

     This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement with the relevant Canadian securities regulations and only by a registered dealer or, alternatively pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

DIRECTED SHARE PROGRAM

     At our request, the underwriters have reserved up to      shares, or 5% of
our Class A common stock offered by this prospectus, for sale under a directed share program to specified business associates and have agreed to permit them to
buy the reserved shares at a price of $     per share. All of the persons
purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering.

DISCRETIONARY SALES

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our Class A common stock offered by them.

ELECTRONIC DISTRIBUTION

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NASD

     This offering is being conducted pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), as a result we will appoint a qualified independent underwriter in connection with this offering. Salomon Smith Barney Inc. will act as our qualified independent underwriter and in this role it has performed due diligence investigations and has recommended a maximum price for the securities. We and the other underwriters have agreed to indemnify Salomon Smith Barney Inc. in its capacity as qualified independent underwriter against certain liabilities including liabilities under the Securities Act, or to contribute to payments Salomon Smith Barney Inc. in its capacity as qualified independent underwriter, may be required to make in respect to those liabilities. We intend to use approximately $77.0 million of the proceeds from this offering to repay debt outstanding under the Cinema Properties, Inc. $77.0 million term loan evidenced by a $77.0 million note made payable to Lehman Brothers Bank, FSB.

OTHER

     Some of the underwriters or their affiliates have provided investment banking and financial advisory services for us from time to time for which they have received customary fees and reimbursements of expenses and may in the future provide additional services. Lehman Brothers Bank, FSB, an affiliate of Lehman Brothers Inc., is the payee under our $77 million promissory note dated December 15, 2000. A portion of the net proceeds from this offering will be used to repay this promissory note. We expect that Lehman Brothers Inc. will be the arranger for the new credit facility, for which it will receive customary fees and reimbursements of expenses.

                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered by this prospectus will be passed upon for our company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain legal matters in connection with shares of Class A common stock offered in this prospectus will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SOP 98-5 in 1999), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the Class A common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at the Northeast Regional Office located at 233 Broadway, New York, New York 10279 and the Midwest Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     After this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act. As a result, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. After completion of this offering we intend to provide access to these reports on our web site, www.cinemark.com. These reports may be accessed electronically with the Securities and Exchange Commission, free of charge, at www.freeedgar.com. You may request paper copies of the filings, at no cost, by telephone at (972) 665-1000 or by mail at: Cinemark, Inc., 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

                        CINEMARK, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors Report.................................   F-2
Consolidated Balance Sheets, December 31, 2000 and 2001.....   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1999, 2000 and 2001..........................   F-4
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income (Loss) for the Years Ended December
  31, 1999, 2000 and 2001...................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 2000 and 2001..........................   F-6
Notes to the Consolidated Financial Statements..............   F-7

        SUPPLEMENTAL SCHEDULES REQUIRED BY THE INDENTURES (SECTION 4.02)

                       FOR THE SENIOR SUBORDINATED NOTES

SCHEDULE
--------
   A     Consolidating Balance Sheet Information, December 31,
         2001........................................................  F-28
   B     Consolidating Statement of Operations Information for the
         Year Ended December 31, 2001................................  F-29
   C     Consolidating Statement of Cash Flows Information for the
         Year Ended December 31, 2001................................  F-30

                        CINEMARK, INC. AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of March 31, 2002
  (unaudited) and December 31, 2001.........................  F-31
Condensed Consolidated Statements of Operations (unaudited)
  for the Three Months Ended March 31, 2002 and 2001........  F-32
Condensed Consolidated Statements of Cash Flows (unaudited)
  for the Three Months Ended March 31, 2002 and 2001........  F-33
Notes to the Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-34

        SUPPLEMENTAL SCHEDULES REQUIRED BY THE INDENTURES (SECTION 4.02)

                       FOR THE SENIOR SUBORDINATED NOTES

SCHEDULE
--------
   A     Condensed Consolidating Balance Sheet Information, March 31,
         2002 (unaudited)............................................  F-42
   B     Condensed Consolidating Statement of Operations Information
         for the Three Months Ended March 31, 2002 (unaudited).......  F-43
   C     Condensed Consolidating Statement of Cash Flows Information
         for the Three Months Ended March 31, 2002 (unaudited).......  F-44

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cinemark, Inc. and Subsidiaries
Plano, TX

     We have audited the accompanying consolidated balance sheets of Cinemark Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cinemark, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, in 1999 the Company changed its method of accounting for start-up activities and organizational costs to conform with AICPA Statement of Position 98-5.

     Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedules of certain consolidating information listed on pages F-28 through F-30 are presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies, and are not a required part of the basic consolidated financial statements. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2001 consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 8, 2002 (May 17, 2002, as to the effects of the stock exchange described in Note 1)

                        CINEMARK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001

                                                                   2000             2001
                                                              --------------   --------------
                                           ASSETS
Current assets
  Cash and cash equivalents.................................  $   19,839,994   $   50,199,223
  Inventories...............................................       3,734,955        3,322,032
  Co-op advertising and other receivables...................       8,246,024       11,049,648
  Income tax receivable.....................................       1,462,721        1,438,794
  Prepaid expenses and other................................       3,591,666        3,246,829
                                                              --------------   --------------
    Total current assets....................................      36,875,360       69,256,526
Theatre properties and equipment
  Land......................................................      67,645,774       63,463,978
  Buildings.................................................     306,634,606      314,423,663
  Leasehold interests and improvements......................     343,347,473      352,294,695
  Theatre furniture and equipment...........................     460,891,679      466,953,793
  Theatres under construction...............................      14,987,487        4,198,208
                                                              --------------   --------------
  Total.....................................................   1,193,507,019    1,201,334,337
  Less accumulated depreciation and amortization............     243,372,299      334,927,920
                                                              --------------   --------------
    Theatre properties and equipment -- net.................     950,134,720      866,406,417
Other assets
  Goodwill -- net...........................................      16,826,740       15,124,954
  Investments in and advances to affiliates.................       6,932,208        4,447,003
  Deferred tax asset........................................              --        3,716,206
  Deferred charges and other -- net.........................      49,807,442       37,592,644
                                                              --------------   --------------
    Total other assets......................................      73,566,390       60,880,807
                                                              --------------   --------------
Total.......................................................  $1,060,576,470   $  996,543,750
                                                              ==============   ==============
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................  $   32,767,581   $   21,853,742
  Accounts payable..........................................      28,438,827       31,109,661
  Accrued film rentals......................................      24,597,474       23,581,478
  Accrued interest..........................................      19,856,463       16,167,137
  Accrued payroll...........................................      10,597,640       13,142,023
  Accrued property taxes....................................      15,219,543       14,028,991
  Accrued other current liabilities.........................      17,778,916       19,472,236
                                                              --------------   --------------
    Total current liabilities...............................     149,256,444      139,355,268
Long-term liabilities
  Long-term debt, less current portion......................     777,555,162      759,102,424
  Deferred income taxes.....................................      14,831,678               --
  Deferred lease expenses...................................      20,475,247       22,832,388
  Deferred gain on sale leasebacks..........................       5,104,461        4,738,540
  Deferred revenues and other long-term liabilities.........      16,752,114        9,824,212
                                                              --------------   --------------
    Total long-term liabilities.............................     834,718,662      796,497,564
Commitments and contingencies (Note 10)
Minority interests in subsidiaries..........................      27,691,527       35,353,662
Stockholders' equity
  Class A Common Stock, $.001 par value: 350,000,000 shares
    authorized, 22,629,510 and 24,009,480 shares issued and
    outstanding, respectively...............................          22,630           24,010
  Class B Common Stock, $.001 par value: 150,000,000 shares
    authorized, 25,710,480 shares issued and outstanding....          25,710           25,710
  Additional paid-in-capital................................      38,455,716       37,020,316
  Unearned compensation -- stock options....................      (1,956,944)        (887,779)
  Retained earnings.........................................      48,717,567       44,696,299
  Accumulated other comprehensive loss......................     (36,354,842)     (55,541,300)
                                                              --------------   --------------
    Total stockholders' equity..............................      48,909,837       25,337,256
                                                              --------------   --------------
Total.......................................................  $1,060,576,470   $  996,543,750
                                                              ==============   ==============

                 See notes to consolidated financial statements

                        CINEMARK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                         1999           2000           2001
                                                     ------------   ------------   ------------
Revenues
  Admissions.......................................  $459,334,408   $511,305,524   $548,920,177
  Concession.......................................   221,083,945    235,691,321    257,603,165
  Other............................................    32,185,843     39,267,012     47,135,126
                                                     ------------   ------------   ------------
          Total....................................   712,604,196    786,263,857    853,658,468
Costs and expenses
  Cost of operations:
     Film rentals and advertising..................   246,393,817    271,048,793    288,110,760
     Concession supplies...........................    38,180,316     41,993,761     44,924,307
     Salaries and wages............................    82,870,409     86,680,128     90,808,558
     Facility leases...............................    89,808,343    108,488,605    114,736,525
     Utilities and other...........................    96,228,905    104,796,196    108,125,244
                                                     ------------   ------------   ------------
          Total cost of operations.................   553,481,790    613,007,483    646,705,394
  General and administrative expenses..............    34,833,403     39,012,924     42,689,638
  Depreciation and amortization....................    53,268,575     66,110,555     73,543,846
  Asset impairment loss............................     3,720,390      3,872,126     20,723,274
  Loss on sale of assets and other.................     2,419,511        912,298     12,407,696
                                                     ------------   ------------   ------------
          Total....................................   647,723,669    722,915,386    796,069,848
Operating income...................................    64,880,527     63,348,471     57,588,620
Other income (expense)
  Interest expense.................................   (58,836,739)   (72,977,272)   (68,368,292)
  Amortization of debt issue cost and debt
     discount......................................    (1,030,339)    (1,059,949)    (2,562,328)
  Interest income..................................     1,980,743      1,044,835      1,492,492
  Foreign currency exchange loss...................      (186,077)      (467,154)    (1,976,979)
  Equity in income (loss) of affiliates............       241,218         (7,493)    (4,471,983)
  Minority interests in (income) loss of
     subsidiaries..................................       662,456        (52,802)       162,573
                                                     ------------   ------------   ------------
          Total....................................   (57,168,738)   (73,519,835)   (75,724,517)
                                                     ------------   ------------   ------------
Income (loss) before income taxes and cumulative
  effect of an accounting change...................     7,711,789    (10,171,364)   (18,135,897)
Income taxes (benefit).............................     3,707,717        251,721    (14,114,629)
                                                     ------------   ------------   ------------
Income (loss) before cumulative effect of an
  accounting change................................     4,004,072    (10,423,085)    (4,021,268)
  Cumulative effect of a change in accounting
     principle, net of tax benefit of $417,570.....    (2,968,637)            --             --
                                                     ------------   ------------   ------------
Net income (loss)..................................  $  1,035,435   $(10,423,085)  $ (4,021,268)
                                                     ============   ============   ============
Earnings (loss) per share -- Basic
  Income (loss) before accounting change...........  $       0.08   $      (0.22)  $      (0.08)
  Cumulative effect of a change in accounting
     principle.....................................         (0.06)            --             --
                                                     ------------   ------------   ------------
  Net income (loss)................................  $       0.02   $      (0.22)  $      (0.08)
                                                     ============   ============   ============
Earnings (loss) per share -- Diluted
  Income (loss) before accounting change...........  $       0.08   $      (0.22)  $      (0.08)
  Cumulative effect of a change in accounting
     principle.....................................         (0.06)            --             --
                                                     ------------   ------------   ------------
  Net income (loss)................................  $       0.02   $      (0.22)  $      (0.08)
                                                     ============   ============   ============

                 See notes to consolidated financial statements

                        CINEMARK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                CLASS A                 CLASS B
                                              COMMON STOCK           COMMON STOCK
                                          --------------------   ---------------------   ADDITIONAL      UNEARNED
                                            SHARES                 SHARES                  PAID-IN     COMPENSATION     RETAINED
                                            ISSUED     AMOUNT      ISSUED      AMOUNT      CAPITAL     STOCK OPTIONS    EARNINGS
                                          ----------   -------   -----------   -------   -----------   -------------   -----------
Balance January 1, 1999.................  22,438,080   $22,439    25,710,480   $25,710   $39,064,274    $(4,221,326)   $58,105,217
 Net income.............................                                                                                 1,035,435
 Unearned compensation from stock
   options granted......................                                                      17,040        (17,040)
 Unearned compensation from stock
   options forfeited....................                                                     (57,510)        52,718
 Amortization of unearned
   compensation.........................                                                                  1,053,968
 Foreign currency translation
   adjustment...........................
                                          ----------   -------   -----------   -------   -----------    -----------    -----------
Balance December 31, 1999...............  22,438,080   $22,439    25,710,480   $25,710   $39,023,804    $(3,131,680)   $59,140,652
 Net loss...............................                                                                               (10,423,085)
 Unearned compensation from stock
   options forfeited....................                                                    (362,298)       168,482
 Amortization of unearned
   compensation.........................                                                                  1,006,254
 Shares repurchased by stockholder......                                                     103,584
 Repurchase of options..................                                                     (67,575)
 Repurchase of stock....................                                                     (34,000)
 Stock options exercised, including tax
   benefit..............................     191,430      191                               (207,799)
 Foreign currency translation
   adjustment...........................
                                          ----------   -------   -----------   -------   -----------    -----------    -----------
Balance December 31, 2000...............  22,629,510   $22,630    25,710,480   $25,710   $38,455,716    $(1,956,944)   $48,717,567
 Net loss...............................                                                                                (4,021,268)
 Unearned compensation from stock
   options granted......................                                                      84,882        (84,882)
 Unearned compensation from stock
   options forfeited....................                                                    (143,392)       143,392
 Amortization of unearned
   compensation.........................                                                                  1,010,655
 Stock options exercised, including tax
   benefit..............................   1,379,970    1,380                             (1,376,890)
 Foreign currency translation
   adjustment...........................
                                          ----------   -------   -----------   -------   -----------    -----------    -----------
Balance December 31, 2001...............  24,009,480   $24,010    25,710,480   $25,710   $37,020,316    $  (887,779)   $44,696,299
                                          ==========   =======   ===========   =======   ===========    ===========    ===========


                                           ACCUMULATED
                                              OTHER                      COMPREHENSIVE
                                          COMPREHENSIVE                     INCOME
                                              LOSS           TOTAL          (LOSS)
                                          -------------   ------------   -------------
Balance January 1, 1999.................  $(17,196,698)   $ 75,799,616
 Net income.............................                     1,035,435   $  1,035,435
 Unearned compensation from stock
   options granted......................                            --
 Unearned compensation from stock
   options forfeited....................                        (4,792)
 Amortization of unearned
   compensation.........................                     1,053,968
 Foreign currency translation
   adjustment...........................   (14,033,681)    (14,033,681)   (14,033,681)
                                          ------------    ------------   ------------
Balance December 31, 1999...............  $(31,230,379)   $ 63,850,546   $(12,998,246)
                                                                         ============
 Net loss...............................                   (10,423,085)   (10,423,085)
 Unearned compensation from stock
   options forfeited....................                      (193,816)
 Amortization of unearned
   compensation.........................                     1,006,254
 Shares repurchased by stockholder......                       103,584
 Repurchase of options..................                       (67,575)
 Repurchase of stock....................                       (34,000)
 Stock options exercised, including tax
   benefit..............................                      (207,608)
 Foreign currency translation
   adjustment...........................    (5,124,463)     (5,124,463)    (5,124,463)
                                          ------------    ------------   ------------
Balance December 31, 2000...............  $(36,354,842)   $ 48,909,837   $(15,547,548)
                                                                         ============
 Net loss...............................                    (4,021,268)    (4,021,268)
 Unearned compensation from stock
   options granted......................                            --
 Unearned compensation from stock
   options forfeited....................                            --
 Amortization of unearned
   compensation.........................                     1,010,655
 Stock options exercised, including tax
   benefit..............................                    (1,375,510)
 Foreign currency translation
   adjustment...........................   (19,186,458)    (19,186,458)   (19,186,458)
                                          ------------    ------------   ------------
Balance December 31, 2001...............  $(55,541,300)   $ 25,337,256   $(23,207,726)
                                          ============    ============   ============

                 See notes to consolidated financial statements

                        CINEMARK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                       1999            2000            2001
                                                   -------------   -------------   -------------
Operating activities
  Net income (loss)..............................  $   1,035,435   $ (10,423,085)  $  (4,021,268)
  Noncash items in net income (loss):
     Depreciation................................     51,960,793      63,943,131      70,978,308
     Amortization of goodwill and other assets...      2,163,621       3,052,873       2,565,538
     Amortization of gain on sale leasebacks.....       (218,920)       (365,920)       (365,921)
     Amortization of foreign advanced rents......      1,275,689       2,523,076       2,345,095
     Amortization of debt discount and premium...        (28,508)        (28,507)        (28,508)
     Amortized compensation -- stock options.....      1,049,176         916,022       1,010,655
     Loss on impairment of assets................      3,720,390       3,872,126      20,723,274
     Loss on sale of assets and other............      2,419,511         912,298      12,407,696
     Deferred lease expenses.....................      1,610,053       4,286,447       2,357,141
     Deferred income tax expenses................      1,973,662      (3,256,326)    (18,547,884)
     Equity in (income) loss of affiliates.......       (241,218)          7,493       4,471,983
     Minority interests in income (loss) of
       subsidiaries..............................       (662,456)         52,802        (162,573)
     Common Stock issued for options exercised,
       including tax benefit.....................             --        (207,608)     (1,375,510)
     Cumulative effect of an accounting change...      3,386,207              --              --
  Cash provided by (used for) operating working
     capital:
     Inventories.................................     (1,142,815)        999,565         412,923
     Co-op advertising and other receivables.....        346,817       3,821,447      (2,803,624)
     Prepaid expenses and other..................     (5,050,770)      3,917,056         344,837
     Accounts payable............................     24,790,961     (24,647,978)      2,670,834
     Accrued liabilities.........................      8,157,069       1,626,445     (11,347,641)
     Income tax receivable.......................        996,496         573,425          23,927
                                                   -------------   -------------   -------------
       Net cash provided by operating
          activities.............................     97,541,193      51,574,782      81,659,282
Investing activities
  Additions to theatre properties and
     equipment...................................   (248,370,598)   (113,080,618)    (40,351,680)
  Sale of theatre properties and equipment.......     23,867,262      23,275,239       6,867,953
  Decrease (increase) in investments in and
     advances to affiliates......................      9,150,762      (4,650,148)     (1,986,778)
  Decrease (increase) in other assets............    (13,130,947)      2,790,706       7,134,004
                                                   -------------   -------------   -------------
       Net cash used for investing activities....   (228,483,521)    (91,664,821)    (28,336,501)
Financing activities
  Increase in long-term debt.....................    180,750,458     210,453,907      93,236,439
  Reductions of long-term debt...................    (51,676,027)   (178,515,735)   (122,574,508)
  Costs of debt financing........................       (375,000)     (4,607,226)             --
  Increase in deferred revenues..................      1,250,000      26,224,423              --
  Minority investment in subsidiaries, net.......    (15,022,151)     (2,173,618)      7,824,708
  Repurchase of options..........................             --         (67,575)             --
  Repurchase of stock............................             --         (34,000)             --
                                                   -------------   -------------   -------------
       Net cash provided by (used for) financing
          activities.............................    114,927,280      51,280,176     (21,513,361)
Effect of exchange rate changes on cash and cash
  equivalents....................................       (758,663)       (222,300)     (1,450,191)
                                                   -------------   -------------   -------------
Increase (decrease) in cash and cash
  equivalents....................................    (16,773,711)     10,967,837      30,359,229
Cash and cash equivalents:
  Beginning of period............................     25,645,868       8,872,157      19,839,994
                                                   -------------   -------------   -------------
  End of period..................................  $   8,872,157   $  19,839,994   $  50,199,223
                                                   =============   =============   =============
Supplemental information (Note 5)

                 See notes to consolidated financial statements

                        CINEMARK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc. Each outstanding share, and each outstanding option to purchase shares, of Cinemark USA, Inc. were exchanged for shares, and options to purchase shares, of Cinemark, Inc. The accompanying financial statements have been revised to reflect the historical financial data of Cinemark USA, Inc. as though it were the financial data of Cinemark, Inc. All share and per share amounts have been adjusted to retroactively reflect the share exchange for the periods presented.

     Business -- Cinemark, Inc. and its subsidiaries (the "Company") is a world leader in the motion picture exhibition industry that owns or leases and operates 276 motion picture theatres (3,000 screens) in 33 states, Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica and Colombia as of December 31, 2001. The Company also manages an additional four theatres (27 screens) in the United States ("U.S.") and provides management services for one theatre (13 screens) in Taiwan at December 31, 2001.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Cinemark, Inc. and its subsidiaries. Majority-owned subsidiaries that the Company has control of are consolidated while those subsidiaries of which the Company owns between 20% and 50% and does not control are accounted for as affiliates under the equity method. The results of these subsidiaries and affiliates are included in the financial statements effective with their formation or from their dates of acquisition. Significant intercompany balances and transactions are eliminated in consolidation. Certain reclassifications have been made to December 31, 1999 and 2000 amounts to conform to the 2001 presentation.

     Inventories -- Concession and theatre supplies inventories are stated at the lower of cost (first-in, first-out method) or market.

     Theatre Properties and Equipment -- Theatre properties and equipment are stated at cost less accumulated depreciation and amortization. Property additions include $4,312,499, $613,614, and $215,704 of interest incurred during the development and construction of theatres capitalized in 1999, 2000 and 2001, respectively. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: buildings -- 18 to 40 years; theatre furniture and equipment -- 5 to 15 years. Amortization of leasehold interests and improvements is provided using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold interests and improvements.

     Goodwill -- The excess of cost over the fair values of the net assets of theatre businesses acquired, less accumulated amortization ($4,582,726 and $6,284,512 at December 31, 2000 and 2001, respectively) is recorded as goodwill. For financial reporting purposes through December 31, 2001, these amounts were being amortized primarily over 10 to 20 year periods, which approximates the remaining lease terms of the businesses acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and other Intangible Assets", beginning January 1, 2002, goodwill will no longer be amortized, but instead be tested for impairment at least annually. See note 2 for disclosure of the impact in 2002 upon adoption of this new accounting pronouncement.

     Deferred Charges and Other -- Deferred charges and other primarily consist of debt issue costs, foreign advanced rents, capitalized licensing fees, construction advances and other deposits, equipment to be placed in service, an interest rate cap agreement and other intangible assets. Debt issue costs are amortized using the straight-line method over the primary financing terms ending February 2003 to July 2008. Capitalized licensing fees are amortized using the straight-line method over fifteen years. Foreign advanced rents represent advance payments of long-term foreign leases which are expensed to facility lease expense generally over 10 to 20 years as leased facilities are utilized. For financial reporting purposes through December 31, 2001, other intangible assets have been amortized over the respective lives of the trademarks, noncompete agreements or other intangible asset agreements. In accordance with SFAS No. 142, "Goodwill and other Intangible

                        CINEMARK, INC. AND SUBSIDIARIES

Assets", beginning January 1, 2002, other intangible assets with indefinite useful lives will no longer be amortized, but instead be tested for impairment at least annually. See note 2 for disclosure of the impact in 2002 upon adoption of this new accounting pronouncement.

     Deferred Revenues -- Advances collected on long-term screen advertising and concession contracts are recorded as deferred revenues. The advances collected on screen advertising contracts are recognized as other revenues when earned. The advances collected on concession contracts are recognized as a reduction to concession supplies expense when earned.

     Revenue and Expense Recognition -- Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. Film rental costs are accrued based on the applicable box office receipts and estimates of the final settlement pursuant to the film license agreements. Advertising costs are expensed as incurred.

     Statement of Cash Flows -- For purposes of reporting cash flows, cash and cash equivalents consist of operating funds held in financial institutions, petty cash held by the theatres and highly liquid investments with remaining maturities of three months or less when purchased.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

     Fair Values of Financial Instruments -- Fair values of financial instruments are estimated by the Company using available market information and other valuation methods. The estimated fair value amounts for specific groups of financial instruments are presented in note 8. Values are based on available market quotes or estimates using a discounted cash flow approach based on the interest rates currently available for similar debt. The fair value of financial instruments for which estimated fair value amounts are not specifically presented is estimated to approximate the related recorded value.

     Start-Up Activities and Organization Costs -- On January 1, 1999, the Company adopted Statement of Position (SOP) 98-5 requiring start-up activities and organization costs to be expensed as incurred. The Company's practice had been to capitalize organization costs associated with the organization of new entities as well as costs associated with forming international joint ventures as deferred charges and amortize them over the anticipated life of the respective entity or venture. The adoption of this new accounting pronouncement resulted in the aggregate write-off of the unamortized organization costs of $3,386,207 on January 1, 1999. This charge was recorded as a cumulative effect of a change in accounting principle as a one-time non cash charge to income of $2,968,637 (net of tax benefit) in the first quarter of 1999 as follows:

U.S. operations.............................................  $  152,966
Argentina operations........................................     603,166
Brazil operations...........................................     552,488
Other foreign operations....................................   1,660,017
                                                              ----------
                                                              $2,968,637
                                                              ==========

2.  NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which, as amended, is effective for fiscal years beginning after June 15, 2000. Therefore, the Company adopted SFAS No. 133 for its fiscal year beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting

                        CINEMARK, INC. AND SUBSIDIARIES
standards for derivative instruments that require every derivative to be recorded on the balance sheet as an asset or liability measured at its fair value. The statement also defines the accounting for the change in the fair value of derivatives depending on their intended use. The Company's derivative activity primarily relates to an interest rate cap agreement as described in note 8 that has not been designated as a hedge and therefore does not qualify for hedge accounting. The Company previously recorded the fair value of the interest rate cap agreement as an asset when acquired in December 2000. Therefore, no transition adjustment was necessary upon adoption of SFAS No. 133. The decrease in the fair value of the interest rate cap agreement during 2001 of approximately $0.6 million has been recorded in the statement of operations as interest expense.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement is effective for all fiscal years beginning after December 15, 2001. The statement became effective for the Company on January 1, 2002.

     The Company's goodwill at December 31, 2001 is as follows:

                                               GROSS CARRYING   ACCUMULATED    NET GOODWILL
                                                   AMOUNT       AMORTIZATION      AMOUNT
                                               --------------   ------------   ------------
Goodwill
  U.S. operations............................   $ 9,313,165     $(4,004,427)   $ 5,308,738
  Argentina operations.......................     5,162,418        (893,308)     4,269,110
  Chile operations...........................     3,663,883        (732,777)     2,931,106
  Peru operations............................     3,270,000        (654,000)     2,616,000
                                                -----------     -----------    -----------
                                                $21,409,466     $(6,284,512)   $15,124,954
                                                ===========     ===========    ===========

     The Company has recorded amortization expense on goodwill of $1,322,869, $1,792,975 and $1,701,786 in 1999, 2000 and 2001, respectively.

     The amount of amortization expense that would have been recorded in future years if SFAS No. 142 was not adopted on January 1, 2002 is as follows:

2002........................................................  $ 1,402,275
2003........................................................    1,402,275
2004........................................................    1,402,275
2005........................................................    1,353,148
2006........................................................    1,328,703
2007........................................................    1,328,703
2008........................................................    1,328,703
2009........................................................    1,282,873
2010........................................................    1,069,955
2011........................................................    1,069,955
2012........................................................    1,069,955
2013........................................................      946,960
2014........................................................      139,174
                                                              -----------
                                                              $15,124,954
                                                              ===========

                        CINEMARK, INC. AND SUBSIDIARIES

     The adoption of this accounting pronouncement will result in the aggregate write down of goodwill to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

U.S. operations.............................................  $   27,226
Argentina operations........................................   3,298,385
                                                              ----------
                                                              $3,325,611
                                                              ==========

     The Company's intangible assets (included in deferred charges and other) are $87,858 at December 31, 2001. The adoption of this accounting pronouncement will result in a $64,168 write down of intangible assets with indefinite useful lives to fair value as a cumulative effect of a change in accounting principle on January 1, 2002.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires the establishment of a liability for an asset retirement obligation. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact, if any, that this statement will have on the consolidated financial statements.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of", and portions of APB No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements". This statement generally conforms, among other things, impairment accounting for assets to be disposed of including those in discontinued operations and eliminates the exception to consolidation for which control is likely to be temporary. This statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is currently considering the impact, if any, that this statement will have on the consolidated financial statements.

3.  EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are computed using the weighted average number of shares of Class A and Class B Common Stock outstanding during each period. The following table sets forth the computation of basic and diluted earnings per share:

                                                           1999       2000      2001
                                                          -------   --------   -------
                                                                 (IN THOUSANDS,
                                                           EXCEPT PER SHARE AMOUNTS)
Net income (loss).......................................  $ 1,035   $(10,423)  $(4,021)
                                                          =======   ========   =======
Basic:
  Weighted average Common shares outstanding............   48,158     48,268    48,473
                                                          =======   ========   =======
  Earnings (loss) per Common share......................  $  0.02   $  (0.22)  $ (0.08)
                                                          =======   ========   =======
Diluted:
  Weighted average Common shares outstanding............   48,158     48,268    48,473
  Common equivalent shares for stock options............    3,615         --        --
                                                          -------   --------   -------
  Weighted average shares outstanding...................   51,773     48,268    48,473
                                                          =======   ========   =======
Earnings (loss) per Common and Common equivalent
  share.................................................  $  0.02   $  (0.22)  $ (0.08)
                                                          =======   ========   =======

                        CINEMARK, INC. AND SUBSIDIARIES

     Basic net income (loss) per share is computed by dividing the net income
(loss) by the weighted average number of shares of Common Stock of all classes outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of Common Stock and potential Common Stock outstanding using the treasury stock method. The dilutive effect of the options to purchase Common Stock are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive. At December 31, 2000 and 2001, 3,372,300 and 2,870,100 options to purchase Common Stock (calculated on a weighted average for the year basis) have been excluded from the diluted net income (loss) per share calculation, respectively, as their effect would have been antidilutive. See note 12 for additional disclosures regarding the Company's capital stock and related stock option plans.

4.  FOREIGN CURRENCY TRANSLATION

     The accumulated other comprehensive loss account in stockholders' equity of $36,354,842 and $55,541,300 at December 31, 2000 and 2001, respectively, primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil, S.A., Cinemark de Mexico, S.A. de C.V. and Cinemark Chile, S.A. into U.S. dollars.

     In 1999, the economy of Mexico became non-highly inflationary and the functional currency of Cinemark de Mexico, S.A. de C.V. changed from the U.S. dollar to the peso. Thus, assets and liabilities of Cinemark de Mexico, S.A. de C.V. are now translated at year-end exchange rates and income and expense accounts are now translated at the average rates prevailing during the year (consistent with other non-highly inflationary consolidated foreign subsidiaries). Accordingly, changes in the peso have been recorded in the accumulated other comprehensive loss account as a reduction of stockholders' equity in 2000 and 2001. At December 31, 2001, the total assets of Cinemark de Mexico, S.A. de C.V., were approximately U.S.$93 million.

     In 1999 and a portion of 2000, the Company was required to utilize the U.S. dollar as the functional currency of Cinemark del Ecuador, S.A. for U.S. reporting purposes in place of the sucre due to the highly inflationary economy of Ecuador. Devaluations in the sucre during 1999 and a portion of 2000 that affected the Company's investment were charged to foreign currency exchange gain
(loss) rather than to the accumulated other comprehensive loss account as a reduction of stockholders' equity. A foreign currency exchange gain of $74,078 and $32,300 was recognized in 1999 and 2000, respectively, and is included in other income (expense). In September 2000, the country of Ecuador officially switched to the U.S. dollar as its official currency, thereby eliminating any foreign currency exchange gain (loss) from operations in Ecuador on a going forward basis. At December 31, 2001, the total assets of Cinemark del Ecuador, S.A. were approximately U.S.$4 million.

     In 1999, 2000 and for a majority of 2001, the country of Argentina utilized the peso as its functional currency with it pegged at a rate of 1.0 peso to the U.S. dollar. As a result of economic turmoil which began in December 2001, the Argentine government announced several restrictions on currency conversions in early January 2002 as part of a "Public Emergency Bill and Amendment of Convertibility Law" ("Convertibility Law"). The Convertibility Law set forth a dual exchange rate system, with a "commercial rate" of 1.4 pesos to the U.S. dollar. This commercial rate is to be utilized to settle all exports and certain essential imports. The second rate, the "market rate," traded for the first time on January 11, 2002 and closed at a rate of 1.7 pesos to the U.S. dollar. By February 2002, the market rate was 2.1 pesos to the U.S. dollar. As a result, the effect of translating the December 31, 2001 peso balances for assets and liabilities into U.S. dollars at the first known free-floating market rate as of January 11, 2002 (1.7 pesos to the U.S. dollar) is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders' equity in the amount of $19,159,961 at December 31, 2001. Income and expense accounts from January through November 2001 were converted into U.S. dollars at the exchange rate of

                        CINEMARK, INC. AND SUBSIDIARIES

1.0 peso to the U.S. dollar, and income and expense accounts in December 2001 were converted into U.S. dollars at the exchange rate of 1.7 pesos to the U.S. dollar.

     In 2001, the remaining countries where the Company operates were deemed non-highly inflationary. Any fluctuation in the currency results in the Company recording a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders' equity.

5.  SUPPLEMENTAL CASH FLOW INFORMATION

     The following is provided as supplemental information to the consolidated statement of cash flows:

                                                   1999          2000          2001
                                                -----------   -----------   -----------
Interest paid.................................  $61,253,543   $71,569,114   $71,359,828
                                                ===========   ===========   ===========
Income taxes paid (net of refunds)............  $ 3,170,041   $ 2,462,369   $ 3,287,018
                                                ===========   ===========   ===========
Noncash investing and financing activities:
Issued note payable in Argentine
  acquisition.................................  $11,000,000
                                                ===========

6.  INVESTMENTS IN AND ADVANCES TO AFFILIATES

     The Company has the following investments in and advances to affiliates at December 31:

                                                                 2000         2001
                                                              ----------   ----------
Entertainment Amusement Enterprises, Inc. -- investment, at
  equity....................................................  $1,051,065   $1,052,279
Brainerd Ltd. -- investment, at equity......................     407,264      312,289
Cinemark Theatres Alberta, Inc. -- investment, at equity....     285,266      267,136
Fandango, Inc. -- investment, at equity.....................   4,233,333      171,000
Cinemark -- Core Pacific, Ltd. (Taiwan) -- investment, at
  equity....................................................          --      697,082
Other.......................................................     955,280    1,947,217
                                                              ----------   ----------
          Total.............................................  $6,932,208   $4,447,003
                                                              ==========   ==========

     The Company recorded a write-down in its investment in Fandango, Inc. of $4,062,333 in 2001 as the investment was written down to estimated market value.

                        CINEMARK, INC. AND SUBSIDIARIES

7.  DEFERRED CHARGES AND OTHER

     Deferred charges and other at December 31 consist of the following:

                                                                2000          2001
                                                             -----------   -----------
Debt issue costs...........................................  $12,649,373   $12,649,373
Capitalized licensing fees.................................    4,500,000     9,000,000
Other intangible assets....................................      389,438       389,438
                                                             -----------   -----------
          Total............................................   17,538,811    22,038,811
Less accumulated amortization..............................    3,751,855     6,504,447
                                                             -----------   -----------
          Net..............................................   13,786,956    15,534,364
Foreign advanced rents.....................................   23,261,266    13,512,149
Construction advances and other deposits...................    5,124,088     1,645,613
Equipment to be placed in service..........................    2,712,016     1,699,339
Interest rate cap agreement................................    1,694,000     1,136,457
Other......................................................    3,229,116     4,064,722
                                                             -----------   -----------
          Total............................................  $49,807,442   $37,592,644
                                                             ===========   ===========

8.  LONG-TERM DEBT

     Long-term debt at December 31 consists of the following:

                                                               2000           2001
                                                           ------------   ------------
Series B Senior Subordinated Notes due 2008, discussed
  below..................................................  $199,435,042   $199,509,542
Series D Senior Subordinated Notes due 2008, discussed
  below..................................................    76,539,473     76,336,465
Series B Senior Subordinated Notes due 2008, discussed
  below..................................................   104,241,667    104,341,667
Cinemark USA, Inc. Revolving credit line of $350,000,000,
  discussed below........................................   260,000,000    258,000,000
Cinemark Investments Corporation, Revolving credit line
  of $20,000,000, discussed below........................    20,000,000             --
Cinemark Mexico (USA), Revolving credit line of
  $30,000,000, discussed below...........................    30,000,000     29,000,000
Cinema Properties, Inc. Note Payable with Lehman Brothers
  Bank, FSB, discussed below.............................    77,000,000     77,000,000
Cinemark Chile, S.A. Notes Payable with Bank, discussed
  below..................................................    15,293,556     10,763,393
Cinemark Brasil, S.A. Notes Payable with Bank, discussed
  below..................................................    13,352,486     14,202,549
Other long-term debt.....................................    14,460,519     11,802,550
                                                           ------------   ------------
Total long-term debt.....................................   810,322,743    780,956,166
Less current portion.....................................    32,767,581     21,853,742
                                                           ------------   ------------
Long-term debt, less current portion.....................  $777,555,162   $759,102,424
                                                           ============   ============

     In August 1996, the Company issued $200 million principal amount of 9 5/8% Series A Senior Subordinated Notes (the "Series A Notes") to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). The Series A Notes were issued at 99.553% of the principal face amount (a discount of $4.47 per $1,000 principal amount). The net proceeds to the Company from the issuance of the Series A Notes (net of discount, fees and expenses) were approximately

                        CINEMARK, INC. AND SUBSIDIARIES

$193.2 million. In November 1996, the Company completed an offer to exchange $200 million principal amount of 9 5/8% Series B Senior Subordinated Notes (the "Series B Notes") due 2008 which were registered under the Securities Act for a like principal amount of the Series A Notes. Interest on the Series B Notes is payable semi-annually on February 1 and August 1 of each year.

     In June 1997, the Company issued $75 million principal amount of 9 5/8% Series C Senior Subordinated Notes (the "Series C Notes") to qualified institutional buyers in reliance on Rule 144A of the Securities Act. The Series C Notes were issued at 103% of the principal face amount. The net proceeds to the Company from the issuance of the Series C Notes (net of fees and expenses) were approximately $77.1 million. In October 1997, the Company completed an offer to exchange $75 million principal amount of 9 5/8% Series D Senior Subordinated Notes (the "Series D Notes") due 2008 which were registered under the Securities Act for a like principal amount of the Series C Notes. Interest on the Series D Notes is payable semi-annually on February 1 and August 1 of each year.

     In January 1998, the Company issued $105 million principal amount of 8 1/2% Series A Senior Subordinated Notes (the "Series A Notes") to qualified institutional buyers in reliance on Rule 144A of the Securities Act. The Series A Notes were issued at 99.0% of the principal face amount. The net proceeds to the Company from the issuance of the Series A Notes (net of discount, fees and expenses) were approximately $103.8 million. In March 1998, the Company completed an offer to exchange $105 million principal amount of 8 1/2% Series B Senior Subordinated Notes (the "Series B Notes") due 2008 which were registered under the Securities Act for a like principal amount of the Series A Notes. Interest on the Series B Notes is payable semi-annually on February 1 and August 1 of each year.

     In February 1998, the Company replaced its existing credit facility with a reducing, revolving credit agreement (the "Credit Facility") through a group of banks for which Bank of America National Trust and Savings Association acts as Administrative Agent. The Credit Facility provides for loans to the Company of up to $350 million in the aggregate. The Credit Facility is a reducing revolving credit facility, with commitments automatically reduced each calendar quarter by 2.5%, 3.75%, 5.0%, 6.25% and 6.25% of the aggregate $350 million in calendar year 2001, 2002, 2003, 2004 and 2005, respectively, until the Credit Facility matures in 2006. As of December 31, 2001, the aggregate commitment available to the Company is $315.0 million. The Company is required to prepay all loans outstanding under the Credit Facility in excess of the aggregate commitment as reduced pursuant to the terms of the Credit Facility. Borrowings are secured by a pledge of a majority of the issued and outstanding capital stock of the Company. The Credit Facility requires the Company to maintain certain financial ratios; restricts the payment of dividends, payment of subordinated debt prior to maturity and issuance of preferred stock and other indebtedness; and contains other restrictive covenants typical for agreements of this type. Funds borrowed pursuant to the Credit Facility currently bear interest at a rate per annum equal to the Offshore Rate (as defined in the Credit Facility) or the Base Rate (as defined in the Credit Facility), as the case may be, plus the Applicable Margin (as defined in the Credit Facility). The effective interest rate on such borrowing as of December 31, 2001 is 4.5% per annum.

     In September 1998, Cinemark Investments Corporation borrowed $20 million under the Cinemark Investments Credit Agreement, the proceeds of which were used to purchase fixed rate notes issued by Cinemark Brasil, S.A. which currently bear interest at 14.0%. In September 2001, Cinemark Investments Corporation repaid the $20 million Cinemark Investments Credit Agreement at maturity.

     In November 1998, Cinemark Mexico executed a credit agreement with Bank of America National Trust and Savings Association (the "Cinemark Mexico Credit Agreement"). The Cinemark Mexico Credit Agreement is a revolving credit facility and provides for a loan to Cinemark Mexico of up to $30 million in the aggregate. The Cinemark Mexico Credit Agreement is secured by a pledge of 65% of the stock of Cinemark de Mexico, S.A. de C.V. and an unconditional guaranty by the Company. Pursuant to the terms of the Cinemark Mexico Credit Agreement, funds borrowed bear interest at a rate per annum equal to the

                        CINEMARK, INC. AND SUBSIDIARIES

Offshore Rate (as defined in the Cinemark Mexico Credit Agreement) or the Base Rate (as defined in the Cinemark Mexico Credit Agreement), as the case may be, plus the Applicable Margin (as defined in the Cinemark Mexico Credit Agreement). Cinemark Mexico borrowed $30 million under the Cinemark Mexico Credit Agreement, the proceeds of which were used to repay an intercompany loan of Cinemark Mexico from Cinemark International. Cinemark International used the proceeds of such repayment to repay all outstanding indebtedness under its then existing credit facility. In September 2000, Cinemark Mexico and the banks party to the Cinemark Mexico Credit Agreement executed an amendment which, among other things, extended the maturity date of the Cinemark Mexico Credit Agreement and increased the rate of interest paid on borrowings thereunder. Pursuant to the amendment, Cinemark Mexico is required to make principal payments of $1.5 million per quarter in 2002 with the remaining principal outstanding of $23.0 million due in January 2003. The effective interest rate on such borrowing as of December 31, 2001 is 4.6% per annum.

     In December 2000, Cinema Properties, Inc., a wholly-owned Unrestricted Subsidiary (as those terms are defined in the Credit Facility and the Senior Subordinated Note Indentures), completed a $77 million loan transaction with Lehman Brothers Bank, FSB (the "Cinema Properties Facility"). The Cinema Properties Facility is a term loan maturing on December 31, 2003. Cinema Properties, Inc. has the unilateral ability to extend the maturity date two times for one year each by paying extension fees of 1.5% and 3.0% of the outstanding borrowing, respectively. At the lender's discretion, Cinema Properties, Inc. may be required to make principal payments of $1.5 million in the third and fourth quarters of 2002 with the remaining principal outstanding in December 2003. Funds borrowed pursuant to the Cinema Properties Credit Facility currently bear interest at a rate per annum equal to LIBOR (as defined in the Cinema Properties Facility) plus 5.75%. Borrowings are secured by, among other things, a mortgage placed on six of Cinema Properties, Inc.'s theatres and certain equipment leases. The Cinema Properties Facility requires Cinema Properties, Inc. to comply with certain interest coverage ratios and contains other restrictive covenants typical of agreements of this type. The net proceeds from the loan (net of fees and expenses) were $70.9 million. The proceeds were distributed to the Company, and the Company used such funds to complete the Company's domestic construction program and to reduce outstanding debt under the Company's existing Credit Facility. Cinema Properties, Inc. has a separate legal existence, separate assets, separate creditors and separate financial statements. The assets of Cinema Properties, Inc. are not available to satisfy the debts of any of the other entities consolidated with the Company. Cinema Properties, Inc. purchased from Lehman Brothers Derivative Products, Inc. an Interest Rate Cap Agreement with a notional amount equal to $77 million with a five year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58% (See note 2). Three month LIBOR as of the date of closing was 6.58%. The effective interest rate on such borrowing as of December 31, 2001 is 7.6% per annum.

     Cinemark Chile, S.A. executed four senior note payable agreements with a local bank for the U.S. dollar equivalent of $6.0 million, $3.0 million, $4.5 million and $3.5 million in December 1997, July 1998, November 1998 and December 1998, respectively. These notes were each in Chilean pesos, adjusted for inflation, at the respective borrowing dates. Interest is assessed for three notes at the 90-day TAB rate (Chile's Central Bank interbank rate) plus 1.5% per annum, adjusted for inflation, and for the other note (December 1998) at the 180-day TAB rate plus 1.5% per annum, adjusted for inflation, and is paid quarterly for three of the notes and semi-annually for the December 1998 note. The term on all four notes is five years with a two-year grace period on principal. Cinemark International directly or indirectly guarantees all four notes. The effective interest rate on the four notes as of December 31, 2001 is approximately 7.7% per annum.

     Cinemark Brasil, S.A. currently has the following outstanding types of loans: 1) BNDES automatic (a government sourced loan issued through local banks for development financing) in the amount of U.S.$5.9 million maturing at the end of 2006 at a BNDES basket rate (which is a multiple currency rate based on the rate at which the bank borrows) amounting to 11.2%, 2) Import financings executed through five local and international banks in the amount of U.S.$6.8 million maturing on the basis of 360 or 365 days at interest rates varying from 6.8% to 11.8%, 3) Project developer financing executed between September 2000

                        CINEMARK, INC. AND SUBSIDIARIES
through December 2000 in the amount of U.S.$1.6 million, maturing December 2005 at a rate of 10% based on a spread over the "TJLP", a locally issued bank rate. Each of these sources have varying guarantees including comfort letters from Cinemark International, promissory notes, a revenue reserve account and equipment collateral. The effective interest rate on these notes at December 31, 2001 is approximately 12.9% per annum.

     Long-term debt at December 31, 2001, matures as follows: $21,853,742 in 2002; $173,305,029 in 2003; $91,381,073 in 2004; $95,600,833 in 2005;
$18,365,940 in 2006 and $380,449,549 thereafter.

     The estimated fair value of the Company's long-term debt of $781.0 million at December 31, 2001, was approximately $800 million. Such amounts do not include prepayment penalties which would be incurred upon the early extinguishment of certain debt issues.

     Debt Issue Costs -- Debt issue costs of $12,649,373 and $12,649,373, net of accumulated amortization of $3,346,706 and $5,636,201 at December 31, 2000 and 2001, respectively, related to the Subordinated Notes, the Credit Facility, the Cinemark Investments Credit Agreement, the Cinemark Mexico Credit Agreement, the Note Payable with Lehman Brothers Bank, FSB and other debt agreements are included in deferred charges and other.

9.  INCOME TAXES

     Income tax expense (benefit) below includes benefits from the cumulative effect of a change in accounting principle in 1999 of $417,570 and consists of the following:

                                                  1999           2000           2001
                                               -----------   ------------   ------------
Income (loss) before income taxes and
  cumulative effect of an accounting change:
  U.S. ......................................  $ 1,650,202   $(19,346,190)  $(19,205,463)
  Foreign....................................    6,061,587      9,174,826      1,069,566
                                               -----------   ------------   ------------
       Total.................................    7,711,789    (10,171,364)   (18,135,897)
                                               ===========   ============   ============
Current:
  Federal....................................   (1,173,611)      (195,831)    (2,958,614)
  Foreign income taxes.......................    2,274,967      3,798,679      4,568,671
  State......................................      215,129        (94,801)        59,860
                                               -----------   ------------   ------------
       Total current expense.................    1,316,485      3,508,047      1,669,917
Deferred:
  Temporary differences
     Federal.................................   (1,314,858)    (5,630,239)    (2,638,940)
     Foreign.................................    3,586,790      2,439,635    (11,298,230)
     State...................................     (298,270)       (65,722)    (1,847,376)
                                               -----------   ------------   ------------
       Total deferred expense................    1,973,662     (3,256,326)   (15,784,546)
                                               -----------   ------------   ------------
          Income tax expense (benefit).......  $ 3,290,147   $    251,721   $(14,114,629)
                                               ===========   ============   ============

                        CINEMARK, INC. AND SUBSIDIARIES

     A reconciliation between income tax expense (benefit) and taxes computed by applying the applicable statutory federal income tax rate to income before income taxes follows:

                                                   1999          2000           2001
                                                -----------   -----------   ------------
Computed normal tax expense...................  $ 2,699,126   $(3,559,977)  $ (6,347,564)
Goodwill amortization, not deductible for tax
  purposes....................................      353,069       284,389        375,616
Foreign inflation adjustments -- depreciation,
  exchange gain/loss, interest................     (796,699)      (24,208)      (242,526)
Inflation adjustment of foreign assets........           --            --    (10,339,018)
State and local income taxes, net of federal
  income tax benefit..........................       89,940      (185,248)    (1,787,517)
Undistributed foreign earnings................       33,243            --             --
Adoption of APB 23 on prior undistributed
  earnings....................................   (2,167,642)           --             --
Foreign subsidiaries losses not benefited.....    1,858,930     1,201,608      2,963,052
Foreign tax rate differential.................    1,366,220     1,091,943      1,812,838
Jobs tax credits..............................      (56,569)       23,441         46,467
Other -- net..................................      (89,471)    1,419,773       (595,977)
                                                -----------   -----------   ------------
          Income tax expense (benefit)........  $ 3,290,147   $   251,721   $(14,114,629)
                                                ===========   ===========   ============

     Deferred income taxes are provided in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Taxes are provided under the liability method for temporary differences between revenue and expenses that are recognized for tax return and financial reporting purposes. The tax effects of significant temporary differences and tax loss and tax credit carryforwards comprising the net long-term deferred income tax (asset) liability at December 31, 2000 and 2001, consist of the following:

                                                               2000           2001
                                                            -----------   ------------
Deferred liabilities:
  Fixed assets............................................  $46,694,060   $ 37,409,581
  Basis difference of assets acquired.....................       84,835         84,835
  FAS 52 adjustment.......................................    2,803,678      2,803,678
  Other...................................................    3,536,756      2,197,431
                                                            -----------   ------------
          Total...........................................   53,119,329     42,495,525
                                                            -----------   ------------

                        CINEMARK, INC. AND SUBSIDIARIES

                                                               2000           2001
                                                            -----------   ------------
Deferred assets:
  Deferred lease expenses.................................    6,292,645      8,501,387
  Section 263(a) inventory adjustment.....................    2,722,495      3,091,756
  Amortization of unearned compensation...................    2,311,818        845,025
  Self-insurance accruals.................................      645,615        757,793
  Asset impairment loss...................................    7,105,860     14,377,386
  Sale/leasebacks gain....................................    2,545,710      2,405,746
  Deferred screen advertising.............................    4,715,733      2,859,497
  Foreign tax loss carryforward...........................    6,416,083     11,111,559
  Federal tax loss carryforward...........................    3,901,180      7,111,399
  AMT credit carryforward.................................    6,027,625      4,383,646
  Other expenses, not currently deductible for tax
     purposes.............................................    1,852,238      2,588,026
                                                            -----------   ------------
          Total...........................................   44,537,002     58,033,220
                                                            -----------   ------------
Net long-term deferred income tax (asset) liability before
  valuation allowance.....................................    8,582,327    (15,537,695)
Valuation allowance.......................................    6,249,351     11,821,489
                                                            -----------   ------------
Net long-term deferred income tax (asset) liability.......  $14,831,678   $ (3,716,206)
                                                            ===========   ============

     In 2001, the Company recorded $2,763,338 of income tax benefit as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders' equity.

     In 2001, management concluded the operations of Mexico would continue to be profitable for the Company. As a result, the Company reviewed its deferred tax assets and liabilities for amounts that would have previously been subject to a valuation allowance and thus not reflected within its inventory of deferred tax assets and liabilities. Mexico requires the tax basis of non-monetary assets be annually adjusted for inflation. Accordingly, the Mexican tax basis of non-monetary assets has been adjusted for inflation and the valuation allowance associated with the deferred tax asset has been removed. These revisions resulted in a 2001 benefit to income taxes of $10,339,018.

     The Company's AMT credit carryforward may be carried forward indefinitely. The foreign net operating losses will expire beginning in 2002; however, some losses may be carried forward indefinitely. The federal net operating loss will expire in 2020.

     In March 2002, the Job Creation and Worker Assistance Act (the "Act") was signed into law. Among the many provisions of this Act, the Company will be allowed to carryback the tax loss incurred in 2001 to 1996 to recover regular taxes paid. The impact of this Act has not been reflected in the calculation of deferred taxes.

     Beginning January 1, 1999, management plans to reinvest the undistributed earnings of its foreign subsidiaries located in Mexico, Peru, Argentina and Honduras. As a result, for years beginning after 1998, deferred U.S. federal income taxes are not provided on the undistributed earnings of these foreign subsidiaries in accordance with Accounting Principles Board Opinion No. 23.

     The cumulative amount of undistributed earnings of these foreign subsidiaries on which the Company has not recognized income taxes is approximately $26 million.

                        CINEMARK, INC. AND SUBSIDIARIES

     The Company's valuation allowance increased from $6,249,351 at December 31, 2000 to $11,821,489 at December 31, 2001. This change was primarily due to foreign tax loss carryforwards and unearned compensation that was previously recognized for U.S. GAAP purposes that the Company does not believe they have a more likely than not opportunity to utilize.

10.  COMMITMENTS AND CONTINGENCIES

     Leases -- The Company conducts a significant part of its theatre operations in leased premises under noncancelable operating leases with terms of 5 to 30 years. In addition to the minimum annual lease payments, most of these leases provide for contingent rentals based on operating results and require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Some leases also provide for escalating rent payments throughout the lease term. Deferred lease expenses of $20,475,247 and $22,832,388 at December 31, 2000 and 2001, respectively, have been provided to account for lease expenses on a straight-line basis, where lease payments are not made on such basis. Rent expense for the years ended December 31, 1999, 2000 and 2001 totaled $89,931,024, $109,898,692 and $116,136,691, respectively.

     In February 1998, the Company completed a sale leaseback transaction with affiliates of Primus Capital, L.L.C. (the "Sale Leaseback"). Pursuant to the Sale Leaseback, the Company sold the land, buildings and site improvements of twelve theatre properties to third party special purpose entities formed by Primus Capital, L.L.C. for an aggregate purchase price equal to approximately $131.5 million resulting in a gain on disposal of the properties of $3,790,759. In October 1998, the Company completed a second sale leaseback transaction with affiliates of Primus Capital, L.L.C. (the "Second Sale Leaseback"). Pursuant to the Second Sale Leaseback, the Company sold the land, building and site improvements of one theatre property to a third party special purpose entity for an aggregate purchase price equal to approximately $13.9 million resulting in a gain on disposal of the property of $700,000. In December 1999, the Company completed a third sale leaseback transaction (the "Third Sale Leaseback") pursuant to which the Company sold the land, building and site improvements of its corporate office to a third party special purpose entity for an aggregate purchase price equal to approximately $20.3 million resulting in a gain on disposal of the property of $1,470,000. The Company deferred the entire gain of $5,960,759 from all three sale leaseback transactions and is recognizing them evenly over the lives of the leases (ranging from 10 to 20 years). As of December 31, 2001, $1,222,219 of the deferred gain has been recognized leaving an aggregate deferred gain of $4,738,540 remaining to be amortized. Future minimum payments under these leases are due as follows: $16,175,438 in 2002, $16,175,438 in 2003, $16,175,438 in 2004, $16,175,438 in 2005, $16,175,438 in
2006 and $171,534,940 thereafter.

     Future minimum payments under noncancelable capital leases (recorded in accrued other current liabilities) and operating leases (including leases under the aforementioned sale leaseback transactions) with initial or remaining terms in excess of one year at December 31, 2001, are due as follows:

                                             CAPITAL      OPERATING
                                              LEASES        LEASES           TOTALS
                                             --------   --------------   --------------
2002.......................................  $243,007   $  102,479,712   $  102,722,719
2003.......................................   220,401      105,040,090      105,260,491
2004.......................................        --      104,934,013      104,934,013
2005.......................................        --      105,326,588      105,326,588
2006.......................................        --      104,835,470      104,835,470
Thereafter.................................        --    1,044,733,379    1,044,733,379
                                             --------   --------------   --------------
Total......................................  $463,408   $1,567,349,252   $1,567,812,660
                                             ========   ==============   ==============

                        CINEMARK, INC. AND SUBSIDIARIES

     Employment Agreements -- Pursuant to the terms of the agreements, the Company's two employment agreements with a principal officer and a stockholder expired on December 31, 2001. The principal officer and that stockholder continue to be employed by the Company.

     Retirement Savings Plan -- The Company has a 401(k) profit sharing plan for the benefit of all employees and makes contributions as determined annually by the Board of Directors. Contribution payments of $935,666 and $697,848 were made in 2000 (for plan year 1999) and 2001 (for plan year 2000), respectively. A liability of $1,067,671 has been recorded at December 31, 2001 for contribution payments to be made in 2002 (for plan year 2001).

     Letters of Credit and Collateral -- The Company had outstanding letters of credit of $996,438 and $448,888 in connection with property and liability insurance coverage, sales tax and other environmental matters at December 31, 2000 and 2001, respectively.

     Litigation and Litigation Settlements -- The Company currently is a defendant in certain litigation proceedings alleging certain violations of the Americans with Disabilities Act of 1990 (the "ADA") relating to accessibility of movie theatres for handicapped and deaf patrons.

     In March 1999, the Department of Justice filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against the Company alleging certain violations of the ADA relating to patrons using wheelchairs. An Order granting Summary Judgment to the Company was filed in November 2001. The Department of Justice has filed a Notice of Appeal with the Sixth Circuit Court of Appeals. Although the Company is unable to predict the outcome of this litigation, management believes the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows.

     In February 2000, Barbara Cornilles, Edwin Cornilles, Dorothy Johnson, Damara Paris, Stephen Purvis, George Scheler, Susan Teague and Jackie Woltring filed suit in the U.S. District Court for the District of Oregon against the Company, Regal Cinemas, Inc., Century Theatres, Inc., and Carmike Cinemas, Inc. alleging certain violations of the ADA relating to accessibility of movie theatres for deaf patrons. An Order granting Summary Judgement to the Company was issued by a federal magistrate judge in December 2001 which was ratified by the federal district judge in March 2002. The Company anticipates the plaintiffs may appeal the current ruling. Although the Company is unable to predict the outcome of this litigation, management believes the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows.

     In August 2001, David Wittie, Rona Schnall, Ron Cranston, Jennifer McPhail, Peggy Garaffa and ADAPT of Texas filed suit in the 201st Judicial District Court of Travis County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for handicapped patrons. The Company has filed an answer denying the allegations and is vigorously defending this suit. Although the Company is unable to predict the outcome of this litigation, management believes the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows.

     In July 2001, Sonia-Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for handicapped patrons. The Company has filed an answer denying the allegations and is vigorously defending this suit. Although the Company is unable to predict the outcome of this litigation, management believes the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows.

                        CINEMARK, INC. AND SUBSIDIARIES

     The Company is also involved in the following other legal proceedings:

     Jerry Galow and Watson, Bishop, London & Galow, P.C., both Individually and on behalf of all others similarly situated v. Cinemark USA, Inc. and American Blast Fax, Inc., Cause No. GN003299, in the 98th Judicial District Court of Travis County, Texas. In November 2000, Plaintiffs Jerry Galow and Watson, Bishop, London & Galow, P.C. (the "plaintiffs") brought this alleged class action on behalf of themselves and purportedly on behalf of all others similarly situated. The plaintiffs are an individual and his law firm who allege that they were sent unsolicited facsimile advertisements on behalf of the Company in violation of federal and state law. The plaintiffs seek certification of the case as a class action and the right to recover on their own behalf and on behalf of the alleged class $500 per alleged violation, three times the damages available for knowing and/or willful violations of those statutes, or alternatively, punitive damages, and unspecified damages for the alleged negligence per se of the Company. The Company was successful in having this case moved to Collin County, Texas. The Company is vigorously defending this suit. Although the Company is unable to predict the outcome of this litigation, management believes the Company's potential liability with respect to such proceeding is not material in the aggregate to the Company's financial position, results of operations and cash flows.

     From time to time, the Company is involved in other various legal proceedings arising from the ordinary course of its business operations, such as personal injury claims, employment matters and contractual disputes. The Company believes its potential liability with respect to proceedings currently pending is not material in the aggregate to the Company's financial position, results of operations and cash flows.

                        CINEMARK, INC. AND SUBSIDIARIES

11.  MINORITY INTERESTS IN SUBSIDIARIES

     Common Stockholders' Equity -- Minority ownership interests in subsidiaries of the Company are as follows at December 31:

                                                                2000          2001
                                                             -----------   -----------
Cinemark Brasil, S.A. -- 47.2% interest....................  $16,625,590   $23,014,621
Cinemark Partners II -- 49.2% interest.....................    5,822,593     5,954,244
Cinemark Equity Holdings Corp. (Central America) -- 49.9%
  interest.................................................    2,490,476     2,627,419
Cinemark Colombia, S.A. -- 49.0% interest..................    1,551,712     1,343,431
Cinemark del Ecuador, S.A. -- 40.0% interest...............      605,924       685,872
Cinemark de Mexico, S.A. de C.V. -- 5.0% interest..........       17,880     1,188,022
Others.....................................................      577,352       540,053
                                                             -----------   -----------
          Total............................................  $27,691,527   $35,353,662
                                                             ===========   ===========

12.  CAPITAL STOCK

     Common and Preferred Stocks -- Our Class A and Class B common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders, except that the holders of Class A common stock are entitled to one vote for each share held and the holders of Class B common stock are entitled to ten votes for each share held. Other than these voting rights, the holders of Class A common stock and Class B common stock have identical rights and privileges in every respect. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder or automatically upon a transfer of the holder's Class B common stock, other than to certain transferees. Our common stockholders do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our board of directors. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and, other than the Class B common stock, are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

     The Company has 50,000,000 shares of preferred stock, $0.001 par value, authorized with none issued or outstanding. The rights and preferences of preferred stock will be determined by the Board of Directors at the time of issuance.

     Employee Stock Option Plan -- Under terms of the Company's 1991 Nonqualified Stock Option Plan, nonqualified options to purchase up to 2,884,950 shares of the Company's Class A Common Stock may be granted to key employees. All options vest and are exercisable over a period of five years from the date of grant and expire ten years from the date of grant. A summary of the Company's 1991 Nonqualified Stock

                        CINEMARK, INC. AND SUBSIDIARIES

Option Plan activity and related information for the years ended December 31, 1999, 2000 and 2001 is as follows:

                                  1999                         2000                         2001
                       --------------------------   --------------------------   ---------------------------
                                      WEIGHTED                     WEIGHTED                      WEIGHTED
                                      AVERAGE                      AVERAGE                       AVERAGE
                        SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
                       ---------   --------------   ---------   --------------   ----------   --------------
Outstanding at
  January 1..........  1,922,670      $0.0037       1,922,670      $0.0037        1,657,260      $0.0037
  Granted............         --           --              --           --           69,660       0.0037
  Forfeited..........         --           --         (31,050)      0.0037         (400,950)      0.0037
  Exercised..........         --           --        (191,430)      0.0037       (1,325,970)      0.0037
  Repurchased........         --           --         (42,930)      0.0037               --           --
                       ---------      -------       ---------      -------       ----------      -------
Outstanding at
  December 31........  1,922,670      $0.0037       1,657,260      $0.0037               --      $    --
                       =========      =======       =========      =======       ==========      =======
Options exercisable
  at December 31.....  1,741,230..    $0.0037       1,561,140      $0.0037               --      $    --
                       =========      =======       =========      =======       ==========      =======

     The Company repurchased options to purchase 42,930 shares of Class A Common Stock held by an employee in February 2000. The aggregate purchase price for such options was $266,166, of which $198,432 is included in salaries and wages expense. The Company believes that the market value of a share of Class A Common Stock on the date of grant for the 69,660 shares granted in November and December 2001 exceeded the option price by approximately $1.22. As a result, the Company accrued $84,882 for unearned compensation and began amortizing this noncash expense at a rate of $16,976 per year during the five year vesting period for the options granted. In December 2001, all remaining unvested options under this Plan, including the 69,660 options issued in 2001, were immediately vested and exercised with any unearned compensation recorded at that time.

     Independent Director Stock Options -- The Company has granted the unaffiliated directors of the Company options to purchase up to an aggregate of 216,000 shares of the Company's Class A Common Stock at an exercise price of $0.0037 per share (the "Director Options"). The options vest five years from date of grant and expire ten years from the date of grant. A director's options are forfeited if the director resigns or is removed from the Board of Directors of the Company.

     A summary of the Company's Independent Directors Stock Options activity and related information for the years ended December 31, 1999, 2000 and 2001 is as follows:

                                    1999                       2000                       2001
                          ------------------------   ------------------------   ------------------------
                                       WEIGHTED                   WEIGHTED                   WEIGHTED
                                       AVERAGE                    AVERAGE                    AVERAGE
                          SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE
                          -------   --------------   -------   --------------   -------   --------------
Outstanding at January
  1.....................  216,000      $0.0037       216,000      $0.0037       216,000      $0.0037
  Granted...............       --           --            --           --            --           --
  Forfeited.............       --           --            --           --            --           --
  Exercised.............       --           --            --           --       (54,000)     $0.0037
                          -------      -------       -------      -------       -------      -------
Outstanding at December
  31....................  216,000      $0.0037       216,000      $0.0037       162,000      $0.0037
                          =======      =======       =======      =======       =======      =======
Options exercisable at
  December 31...........  162,000      $0.0037       162,000      $0.0037       108,000      $0.0037
                          =======      =======       =======      =======       =======      =======

                        CINEMARK, INC. AND SUBSIDIARIES

     The weighted average remaining contractual life of the 162,000 options outstanding at December 31, 2001 is three years.

     Long-Term Incentive Plan -- In November 1998, the Board approved a Long-Term Incentive Plan (the "Long Term Incentive Plan") under which the Compensation Committee of the Board of Directors, in its sole discretion, may grant employees incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance units, performance shares or phantom stock up to an aggregate of 2,644,380 shares of the Company's Class A Common Stock. The Compensation Committee has the discretion to set the exercise price and the term (up to ten years) of the options. All awards under the Long Term Incentive Plan vest at the rate of one-fifth of the total award per year beginning one year from the date of grant, subject to acceleration by the Compensation Committee. An employee's award under the Long Term Incentive Plan is forfeited if the employee is terminated for cause. Upon termination of the employee's employment with the Company, the Company has the option to repurchase the award at the fair market value of the shares of Class A Common Stock vested under such award as determined in accordance with the Long Term Incentive Plan.

     A summary of the Company's Long Term Incentive Plan activity and related information for the years ended December 31, 1999, 2000 and 2001 is as follows:

                                  1999                         2000                         2001
                       --------------------------   --------------------------   --------------------------
                                      WEIGHTED                     WEIGHTED                     WEIGHTED
                                      AVERAGE                      AVERAGE                      AVERAGE
                        SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                       ---------   --------------   ---------   --------------   ---------   --------------
Outstanding at
  January 1..........  1,471,500       $6.20        1,448,550       $6.20        1,300,050       $6.20
  Granted............     10,800        6.20           13,500        6.20          411,750        1.22
  Forfeited..........    (33,750)       6.20         (162,000)       6.20         (141,750)       6.20
  Exercised..........         --          --               --          --               --          --
                       ---------       -----        ---------       -----        ---------       -----
Outstanding at
  December 31........  1,448,550       $6.20        1,300,050       $6.20        1,570,050       $4.90
                       =========       =====        =========       =====        =========       =====
Options exercisable
  at December 31.....    220,320       $6.20          517,320       $6.20          699,570       $6.20
                       =========       =====        =========       =====        =========       =====

     The weighted average remaining contractual life of the 1,570,050 options outstanding at December 31, 2001 is seven years.

     The Company believes that the market value of a share of Class A Common Stock on the date of grant for the 10,800 options granted in January 1999 exceeded the option price by approximately $1.58. As a result, the Company accrued $17,040 for unearned compensation and has been amortizing this non-cash expense at a rate of $3,408 per year during the five year vesting period for the options granted. The Company believes the market value of a share of Class A Common Stock on the date of grant for the 13,500 options granted in January 2000 did not exceed the option price of $6.20 and thus no compensation expense was recorded. The Company believes the market value of a share of Class A Common Stock on the date of grant for the 411,750 options granted in December 2001 did not exceed the option price of $1.22 and thus no compensation expense was recorded. The long-term incentive options expire ten years from the date of grant.

     For all three option plans, the excess of the estimated fair market value of the stock at the dates of the grant over the exercise price is accounted for as additional paid-in-capital and as unearned compensation, which is amortized to operations over the vesting period. As a result of the above grants, unearned compensation of $17,040, $0 and $84,882 was recorded in 1999, 2000 and 2001, respectively. Compensation expense under these stock option plans was $1,049,176, $1,114,454 and $1,010,655 in 1999, 2000 and 2001,

                        CINEMARK, INC. AND SUBSIDIARIES
respectively, of which, $198,432 of the compensation expense recorded in 2000 reflected actual compensation expense (as opposed to non-cash amortization) paid out to an employee upon the repurchase of options by the Company.

     The Company applies APB Opinion 25 and related interpretations in accounting for the Company's stock option plans, as described below. Had compensation costs for the Company's stock option plans been determined based on the fair value at the date of grant for awards under the plans consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, utilizing the Black-Scholes option pricing model, the effect on income and earnings per share would not have changed significantly from the amounts presented in the financial statements.

13.  OTHER RELATED PARTY TRANSACTIONS

     In addition to transactions discussed in other notes to the financial statements, the following transactions with related companies are included in the Company's financial statements:

                                                      1999         2000         2001
                                                   ----------   ----------   ----------
Facility lease expense -- theatre and equipment
  leases with stockholder affiliates.............  $  295,171   $  268,101   $  272,341
Video game machine revenues -- a subsidiary of an
  affiliate......................................   2,679,490    2,714,817    2,558,693
Management fee revenues for property and theatre
  management.....................................      81,794      164,884      199,512

     During 2001, Cinemark Brasil, S.A. received additional capital from its Brazilian shareholders in an aggregate amount equal to approximately $11.0 million (US dollar equivalent) in exchange for shares of common stock of Cinemark Brasil, S.A. The contributions were made in July in the aggregate amount of $5.0 million (US dollar equivalent) and in November in the aggregate amount of $6.0 million (US dollar equivalent). The additional capital will be used to fund development in Brazil and to reduce Cinemark Brasil, S.A.'s outstanding indebtedness. After giving effect to the additional issuance of common stock, Cinemark International's ownership interest was diluted to approximately 53%. As part of the additional capitalization, the Company agreed to give the Brazilian partners an option to exchange shares they own in Cinemark Brasil, S.A. for shares of the class of the Company's common stock which is registered in an initial public offering under the Securities Act of 1933, as amended, occurring at any time prior to December 31, 2007. If the Brazilian partners exercise their exchange option, the Company will obtain appraisals from independent investment banks of the fair market value of the Company and of Cinemark Brasil, S.A. The number of shares to be issued will be determined by multiplying the number of shares of common stock owned by each Brazilian partner by a fraction, the numerator of which is equal to the appraised value per share of Cinemark Brasil, S.A. and the denominator of which is equal to the appraised value per share of the Company's common stock.

14.  FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

     The Company operates in a single business segment as a motion picture exhibitor. The Company is a multinational corporation with consolidated operations in the U.S., Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica and Colombia as of December 31, 2001.

                        CINEMARK, INC. AND SUBSIDIARIES

Revenues in the U.S. and Canada, Mexico, Brazil and other foreign countries for the years ended December 31 are as follows:

REVENUES                                         1999           2000           2001
--------                                     ------------   ------------   ------------
U.S. and Canada............................  $556,592,053   $597,913,928   $644,095,881
Mexico.....................................    56,123,717     61,907,651     77,266,984
Brazil.....................................    39,971,020     60,740,586     62,188,321
Other foreign countries....................    60,601,933     66,593,322     71,101,287
Eliminations...............................      (684,527)      (891,630)      (994,005)
                                             ------------   ------------   ------------
          Total............................  $712,604,196   $786,263,857   $853,658,468
                                             ============   ============   ============

     Long-lived assets in the U.S. and Canada, Mexico, Brazil and other foreign countries as of December 31 are as follows:

LONG-LIVED ASSETS                                1999           2000           2001
-----------------                            ------------   ------------   ------------
U.S. and Canada............................  $746,317,091   $735,698,077   $667,881,369
Mexico.....................................    61,202,181     69,110,248     78,036,408
Brazil.....................................    60,792,003     68,294,098     62,080,875
Other foreign countries....................    65,647,784     77,032,297     58,407,765
                                             ------------   ------------   ------------
          Total............................  $933,959,059   $950,134,720   $866,406,417
                                             ============   ============   ============

15.  ASSET IMPAIRMENT LOSS

     The Company reviews long-lived assets, including goodwill, for impairment in conjunction with the preparation of the Company's quarterly consolidated financial statements and whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The Company considers actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, competitive theatres in the marketplace, the sharing of a market with other Company theatres, the age of a recently built theatre and other factors in its assessment of impairment of individual theatre assets. Assets are evaluated for impairment on an individual theatre basis or a group of theatres that share the same marketplace, which the Company's management believes is the lowest applicable level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use through the remainder of the theatre's useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties.

     The Company wrote down the assets of certain properties to their fair value by recording impairment charges of $3,720,390, $3,872,126 and $20,723,274 in 1999, 2000 and 2001, respectively. The impairment charges were recognized in the third and fourth quarters of 1999, the first, second, third, and fourth quarters of 2000 and the first and fourth quarters of 2001, respectively. All of the impairment charges recorded were in the U.S. except for an impairment charge of $1,712,750 recorded in Brazil in the fourth quarter of 2001.

16.  LOSS ON SALE OF ASSETS AND OTHER

     The Company recorded a loss on sale of assets and other in the amount of $2,419,511, $912,298 and $12,407,696 in 1999, 2000, and 2001, respectively.
Included in loss on sale of assets and other in 2001 is a charge of $7,217,975 to write down one property to be disposed of in the U.S. to fair value and a charge of $1,471,947 to write down one property to be disposed of in Argentina to fair value.

                        CINEMARK, INC. AND SUBSIDIARIES

17.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                           2001
                         ------------------------------------------------------------------------
                            FIRST          SECOND         THIRD          FOURTH          FULL
                           QUARTER        QUARTER        QUARTER       QUARTER(1)        YEAR
                         ------------   ------------   ------------   ------------   ------------
Revenues...............  $196,070,072   $202,358,859   $240,020,565   $215,208,972   $853,658,468
Operating income.......    16,518,623     16,778,470     29,030,293     (4,738,766)    57,588,620
Net income (loss)......    (2,662,518)    (2,326,525)     5,567,970     (4,600,195)    (4,021,268)
Net income (loss) per
  share:
  Basic................  $       (.06)  $       (.05)  $        .12   $       (.09)  $       (.08)
  Diluted..............          (.06)          (.05)           .11           (.09)          (.08)

                                                           2000
                         ------------------------------------------------------------------------
                            FIRST          SECOND         THIRD          FOURTH          FULL
                           QUARTER        QUARTER        QUARTER        QUARTER          YEAR
                         ------------   ------------   ------------   ------------   ------------
Revenues...............  $174,865,578   $187,978,703   $220,079,923   $203,339,653   $786,263,857
Operating income.......     9,544,274     13,617,913     25,764,363     14,421,921     63,348,471
Net income (loss)......    (5,561,686)    (3,850,413)     4,324,925     (5,335,911)   (10,423,085)
Net income (loss) per
  share:
  Basic................  $       (.12)  $       (.08)  $        .09   $       (.11)  $       (.22)
  Diluted..............          (.12)          (.08)           .08           (.11)          (.22)

---------------

(1) During the fourth quarter of 2001, the Company recorded approximately $20 million of impairment charges as described in Note 15.

                        CINEMARK, INC. AND SUBSIDIARIES

                            SUPPLEMENTAL SCHEDULE A
                    CONSOLIDATING BALANCE SHEET INFORMATION
                               DECEMBER 31, 2001

                                                 RESTRICTED    UNRESTRICTED
                                                   GROUP          GROUP       ELIMINATIONS    CONSOLIDATED
                                                ------------   ------------   -------------   ------------
                                                  ASSETS

Current assets
  Cash and cash equivalents...................  $ 19,186,456   $ 31,012,767   $          --   $ 50,199,223
  Inventories.................................     2,620,952        701,080                      3,322,032
  Co-op advertising and other receivables.....     5,345,112      6,754,509      (1,049,973)    11,049,648
  Income tax receivable.......................      (774,891)     2,213,685                      1,438,794
  Prepaid expenses and other..................     2,550,982        695,847                      3,246,829
                                                ------------   ------------   -------------   ------------
    Total current assets......................    28,928,611     41,377,888      (1,049,973)    69,256,526


Theatre properties and equipment -- net.......   676,224,772    190,181,645                    866,406,417
Other assets
  Goodwill -- net.............................     7,924,738      7,200,216                     15,124,954
  Investments in and advances to affiliates...   166,938,389      2,677,677    (165,169,063)     4,447,003
  Deferred tax asset..........................     3,716,206             --                      3,716,206
  Deferred charges and other -- net...........    28,862,726      8,729,918                     37,592,644
                                                ------------   ------------   -------------   ------------
    Total other assets........................   207,442,059     18,607,811    (165,169,063)    60,880,807
                                                ------------   ------------   -------------   ------------
Total.........................................  $912,595,442   $250,167,344   $(166,219,036)  $996,543,750
                                                ============   ============   =============   ============

                                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt...........  $  6,240,871   $ 15,612,871   $          --   $ 21,853,742
  Current income tax payable..................      (182,298)       182,298                             --
  Accounts payable............................    21,852,828      9,256,833                     31,109,661
  Accrued film rentals........................    18,889,758      4,691,720                     23,581,478
  Accrued interest............................    15,443,772        723,365                     16,167,137
  Accrued payroll.............................    11,999,760      1,142,263                     13,142,023
  Accrued property taxes......................    12,364,648      1,664,343                     14,028,991
  Accrued other current liabilities...........    14,324,848      6,197,361      (1,049,973)    19,472,236
                                                ------------   ------------   -------------   ------------
    Total current liabilities.................   100,934,187     39,471,054      (1,049,973)   139,355,268
Long-term liabilities
  Long-term debt, less current portion........   667,976,248     91,126,176                    759,102,424
  Deferred income taxes.......................      (715,314)       715,314                             --
  Deferred lease expenses.....................    22,386,425        445,963                     22,832,388
  Deferred gain on sale leasebacks............     4,738,540             --                      4,738,540
  Deferred revenues and other long-term
    liabilities...............................     7,682,349      2,141,863                      9,824,212
                                                ------------   ------------   -------------   ------------
    Total long-term liabilities...............   702,068,248     94,429,316              --    796,497,564
Commitments and contingencies (Note 10).......                                                          --
Minority interests in subsidiaries............     7,638,384     27,715,278                     35,353,662
Stockholders' equity
  Class A Common Stock........................        24,010     14,308,000     (14,308,000)        24,010
  Class B Common Stock........................        25,710             --              --         25,710
  Additional paid-in-capital..................    37,020,316    150,861,063    (150,861,063)    37,020,316
  Unearned compensation -- stock options......      (887,779)            --                       (887,779)
  Retained earnings (deficit).................    92,144,624    (47,448,325)                    44,696,299
  Accumulated other comprehensive loss........   (26,372,258)   (29,169,042)                   (55,541,300)
                                                ------------   ------------   -------------   ------------
    Total stockholders' equity................   101,954,623     88,551,696    (165,169,063)    25,337,256
                                                ------------   ------------   -------------   ------------
Total.........................................  $912,595,442   $250,167,344   $(166,219,036)  $996,543,750
                                                ============   ============   =============   ============

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indenture for the Senior Subordinated Notes.

                        CINEMARK, INC. AND SUBSIDIARIES

                            SUPPLEMENTAL SCHEDULE B
               CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
                          YEAR ENDED DECEMBER 31, 2001

                                        RESTRICTED    UNRESTRICTED
                                          GROUP          GROUP       ELIMINATIONS   CONSOLIDATED
                                       ------------   ------------   ------------   ------------
Revenues.............................  $703,711,233   $161,548,658   $(11,601,423)  $853,658,468
Costs and expenses
  Cost of operations.................   530,305,723    128,001,094    (11,601,423)   646,705,394
  General and administrative
     expenses........................    34,766,091      7,923,547                    42,689,638
  Depreciation and amortization......    58,847,346     14,696,500                    73,543,846
  Asset impairment loss..............    19,010,524      1,712,750                    20,723,274
  Loss on sale of assets and other...     6,877,899      5,529,797                    12,407,696
                                       ------------   ------------   ------------   ------------
     Total...........................   649,807,583    157,863,688    (11,601,423)   796,069,848
Operating income.....................    53,903,650      3,684,970             --     57,588,620
Other income (expense)
  Interest expense...................   (55,598,945)   (12,769,347)            --    (68,368,292)
  Amortization of debt issue cost and
     debt discount...................    (1,024,475)    (1,537,853)                   (2,562,328)
  Interest income....................       500,584        991,908             --      1,492,492
  Foreign currency exchange gain
     (loss)..........................       379,598     (2,356,577)            --     (1,976,979)
  Equity in loss of affiliates.......    (4,415,744)       (56,239)                   (4,471,983)
  Minority interests in (income) loss
     of subsidiaries.................    (1,456,088)     1,618,661                       162,573
                                       ------------   ------------   ------------   ------------
     Total...........................   (61,615,070)   (14,109,447)            --    (75,724,517)
                                       ------------   ------------   ------------   ------------
Loss before income taxes.............    (7,711,420)   (10,424,477)            --    (18,135,897)
Income tax benefit...................   (13,917,594)      (197,035)            --    (14,114,629)
                                       ------------   ------------   ------------   ------------
Net income (loss)....................  $  6,206,174   $(10,227,442)  $         --   $ (4,021,268)
                                       ============   ============   ============   ============

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indenture for the Senior Subordinated Notes.

                        CINEMARK, INC. AND SUBSIDIARIES

                            SUPPLEMENTAL SCHEDULE C
               CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
                          YEAR ENDED DECEMBER 31, 2001

                                             RESTRICTED     UNRESTRICTED
                                                GROUP          GROUP       ELIMINATIONS   CONSOLIDATED
                                            -------------   ------------   ------------   -------------
Operating activities
  Net income (loss).......................  $   6,206,174   $(10,227,442)    $    --      $  (4,021,268)
  Noncash items in net income (loss):
     Depreciation.........................     56,595,579     14,382,729                     70,978,308
     Amortization of goodwill and other
       assets.............................      2,251,767        313,771                      2,565,538
     Amortization of gain on sale
       leasebacks.........................       (365,921)            --                       (365,921)
     Amortization of foreign advanced
       rents..............................      1,539,678        805,417                      2,345,095
     Amortization of debt discount and
       premium............................        (28,508)                                      (28,508)
     Amortized compensation -- stock
       options............................      1,010,655             --                      1,010,655
     Loss on impairment of assets.........     19,010,524      1,712,750                     20,723,274
     Loss on sale of assets and other.....      6,877,899      5,529,797                     12,407,696
     Deferred lease expenses..............      2,377,275        (20,134)                     2,357,141
     Deferred income tax expenses.........    (19,308,811)       760,927                    (18,547,884)
     Equity in (income) loss of
       affiliates.........................      4,415,744         56,239                      4,471,983
     Minority interests in income (loss)
       of subsidiaries....................      1,456,088     (1,618,661)                      (162,573)
     Common Stock issued for options
       exercised, including tax benefit...     (1,375,510)            --                     (1,375,510)
  Cash provided by (used for) operating
     working capital......................    (18,991,736)     8,292,992                    (10,698,744)
                                            -------------   ------------     -------      -------------
          Net cash provided by operating
            activities....................     61,670,897     19,988,385          --         81,659,282
Investing activities
  Additions to theatre properties and
     equipment............................    (24,980,586)   (15,371,094)                   (40,351,680)
  Sale of theatre properties and
     equipment............................      6,613,942        254,011                      6,867,953
  Decrease (increase) in other assets,
     investments in and advances to
     affiliates...........................     (2,134,785)     7,282,011                      5,147,226
                                            -------------   ------------     -------      -------------
          Net cash used for investing
            activities....................    (20,501,429)    (7,835,072)         --        (28,336,501)
Financing activities
  Increase in long-term debt..............     84,522,270      8,714,169                     93,236,439
  Reductions of long-term debt............   (107,791,392)   (14,783,116)                  (122,574,508)
  Minority investment in subsidiaries,
     net..................................         91,722      7,732,986                      7,824,708
                                            -------------   ------------     -------      -------------
          Net cash provided by (used for)
            financing activities..........    (23,177,400)     1,664,039          --        (21,513,361)
Effect of exchange rate changes on cash
  and cash equivalents....................       (441,960)    (1,008,231)                    (1,450,191)
                                            -------------   ------------     -------      -------------
Increase in cash and cash equivalents.....     17,550,108     12,809,121          --         30,359,229
Cash and cash equivalents:
  Beginning of period.....................      1,636,348     18,203,646                     19,839,994
                                            -------------   ------------     -------      -------------
  End of period...........................  $  19,186,456   $ 31,012,767     $    --      $  50,199,223
                                            =============   ============     =======      =============

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indenture for the Senior Subordinated Notes.

                        CINEMARK, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                MARCH 31,       DECEMBER 31,
                                                                   2002             2001
                                                              --------------   --------------
                                                               (UNAUDITED)
                                           ASSETS
Current assets
  Cash and cash equivalents.................................  $   59,437,502   $   50,199,223
  Inventories...............................................       3,433,246        3,322,032
  Co-op advertising and other receivables...................      10,886,318       11,049,648
  Income tax receivable.....................................       7,890,977        1,438,794
  Prepaid expenses and other................................       3,224,980        3,246,829
                                                              --------------   --------------
    Total current assets....................................      84,873,023       69,256,526
Theatre properties and equipment............................   1,196,315,287    1,201,334,337
  Less accumulated depreciation and amortization............    (349,849,591)    (334,927,920)
                                                              --------------   --------------
    Theatre properties and equipment -- net.................     846,465,696      866,406,417
Other assets
  Goodwill -- net...........................................      11,240,945       15,124,954
  Investments in and advances to affiliates.................       3,210,382        4,447,003
  Deferred tax asset........................................              --        3,716,206
  Deferred charges and other -- net.........................      32,239,269       37,592,644
                                                              --------------   --------------
    Total other assets......................................      46,690,596       60,880,807
                                                              --------------   --------------
Total.......................................................  $  978,029,315   $  996,543,750
                                                              ==============   ==============

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................  $   59,126,699   $   21,853,742
  Accounts payable and accrued expenses.....................      92,064,347      117,501,526
                                                              --------------   --------------
    Total current liabilities...............................     151,191,046      139,355,268
Long-term liabilities
  Senior credit agreements..................................     344,244,081      378,914,750
  Senior subordinated notes.................................     380,180,547      380,187,674
  Deferred lease expenses...................................      23,286,590       22,832,388
  Deferred gain on sale leasebacks..........................       4,647,060        4,738,540
  Deferred income taxes.....................................       6,700,171               --
  Deferred revenues and other long-term liabilities.........       8,877,575        9,824,212
                                                              --------------   --------------
    Total long-term liabilities.............................     767,936,024      796,497,564

Minority interests in subsidiaries..........................      36,442,960       35,353,662

Stockholders' equity
  Class A Common Stock, $.001 par value: 350,000,000 shares
    authorized, 24,009,480 shares issued and outstanding....          24,010           24,010
  Class B Common Stock, $.001 par value: 150,000,000 shares
    authorized, 25,710,480 shares issued and outstanding....          25,710           25,710
  Additional paid-in-capital................................      37,020,316       37,020,316
  Unearned compensation -- stock options....................        (777,410)        (887,779)
  Retained earnings.........................................      51,638,473       44,696,299
  Accumulated other comprehensive loss......................     (65,471,814)     (55,541,300)
                                                              --------------   --------------
    Total stockholders' equity..............................      22,459,285       25,337,256
                                                              --------------   --------------
Total.......................................................  $  978,029,315   $  996,543,750
                                                              ==============   ==============

            See Notes to Condensed Consolidated Financial Statements

                        CINEMARK, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                                      (UNAUDITED)
Revenues
  Admissions................................................  $146,411,564   $127,838,738
  Concession................................................    69,286,218     57,843,747
  Other.....................................................    11,004,324     10,387,587
                                                              ------------   ------------
          Total.............................................   226,702,106    196,070,072
Costs and expenses
  Cost of operations:
     Film rentals and advertising...........................    74,962,492     65,308,423
     Concession supplies....................................    11,981,820     10,272,880
     Salaries and wages.....................................    22,550,434     21,478,604
     Facility leases........................................    29,149,610     28,791,406
     Utilities and other....................................    28,607,876     26,687,718
                                                              ------------   ------------
          Total cost of operations..........................   167,252,232    152,539,031
  General and administrative expenses.......................    10,476,106      9,842,940
  Depreciation and amortization.............................    17,166,781     16,608,564
  Asset impairment loss.....................................       558,398        450,000
  Loss on sale of assets and other..........................       539,192        110,914
                                                              ------------   ------------
          Total.............................................   195,992,709    179,551,449
Operating income............................................    30,709,397     16,518,623
Other income (expense)
  Interest expense..........................................   (14,740,312)   (19,262,230)
  Amortization of debt issue cost and debt discount.........      (634,795)      (643,128)
  Interest income...........................................       483,339        369,644
  Foreign currency exchange loss............................      (220,997)    (1,152,129)
  Equity in income (loss) of affiliates.....................       116,741        (37,678)
  Minority interests in (income) loss of subsidiaries.......      (876,471)       119,890
                                                              ------------   ------------
          Total.............................................   (15,872,495)   (20,605,631)
                                                              ------------   ------------
Income (loss) before income taxes and cumulative effect of
  an accounting change......................................    14,836,902     (4,087,008)
Income taxes (benefit)......................................     4,504,949     (1,424,490)
                                                              ------------   ------------
Income (loss) before cumulative effect of an accounting
  change....................................................    10,331,953     (2,662,518)
Cumulative effect of a change in accounting principle, net
  of income tax benefit of $0...............................    (3,389,779)            --
                                                              ------------   ------------
Net income (loss)...........................................  $  6,942,174   $ (2,662,518)
                                                              ============   ============
Earnings (loss) per share:
  Basic:
     Income (loss) before accounting change.................  $       0.21   $      (0.06)
     Cumulative effect of an accounting change..............         (0.07)            --
                                                              ------------   ------------
     Net income (loss)......................................  $       0.14   $      (0.06)
                                                              ============   ============
  Diluted:
     Income (loss) before accounting change.................  $       0.21   $      (0.06)
     Cumulative effect of an accounting change..............         (0.07)            --
                                                              ------------   ------------
     Net income (loss)......................................  $       0.14   $      (0.06)
                                                              ============   ============

            See Notes to Condensed Consolidated Financial Statements

                        CINEMARK, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                                      (UNAUDITED)
Operating activities
  Net income (loss).........................................  $  6,942,174   $ (2,662,518)
  Noncash items in net income (loss):
     Depreciation...........................................    16,957,553     15,918,706
     Amortization of goodwill and other assets..............       209,228        689,858
     Amortization of foreign advanced rents.................       497,963        690,048
     Amortized compensation -- stock options................       110,369        206,860
     Amortization of gain on sale leasebacks................       (91,480)       (91,481)
     Amortization of debt discount and premium..............        (7,127)        (7,127)
     Loss on impairment of assets...........................       558,398        450,000
     Loss on sale of assets and other.......................       539,192        110,914
     Deferred lease expenses................................       454,202        554,281
     Deferred income tax expenses...........................    10,416,377     (2,139,418)
     Equity in (income) loss of affiliates..................      (116,741)        37,678
     Minority interests in income (loss) of subsidiaries....       876,471       (119,890)
     Cumulative effect of an accounting change..............     3,389,779             --
  Cash provided by (used for) operating working capital:
     Inventories............................................      (111,214)       287,591
     Co-op advertising and other receivables................       163,330     (1,988,336)
     Prepaid expenses and other.............................        21,849        134,048
     Accounts payable and accrued expenses..................   (26,383,816)   (37,280,920)
     Income tax receivable/payable..........................    (6,452,183)      (223,595)
                                                              ------------   ------------
       Net cash provided by (used for) operating
        activities..........................................     7,974,324    (25,433,301)
Investing activities
  Additions to theatre properties and equipment.............    (8,656,770)    (6,604,114)
  Sale of theatre properties and equipment..................     1,504,441      3,159,517
  Decrease in investments in and advances to affiliates.....     1,353,362        405,539
  Decrease in deferred charges and other....................     4,582,016      3,600,899
                                                              ------------   ------------
       Net cash provided by (used for) investing
        activities..........................................    (1,216,951)       561,841
Financing activities
  Increase in long-term debt................................    17,772,828     34,192,808
  Decrease in long-term debt................................   (15,170,540)    (2,220,484)
  Minority investment in subsidiaries, net..................       212,827     (1,867,169)
                                                              ------------   ------------
       Net cash provided by financing activities............     2,815,115     30,105,155
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (334,209)      (151,653)
                                                              ------------   ------------
Increase in cash and cash equivalents.......................     9,238,279      5,082,042
Cash and cash equivalents:
  Beginning of period.......................................    50,199,223     19,839,994
                                                              ------------   ------------
  End of period.............................................  $ 59,437,502   $ 24,922,036
                                                              ============   ============

            See Notes to Condensed Consolidated Financial Statements

                        CINEMARK, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  THE COMPANY AND BASIS OF PRESENTATION

     On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc. Each outstanding share, and each outstanding option to purchase shares, of Cinemark USA, Inc. were exchanged for shares, and options to purchase shares, of Cinemark, Inc. The accompanying financial statements have been revised to reflect the historical financial data of Cinemark USA, Inc. as though it were the financial data of Cinemark, Inc. All share and per share amounts have been adjusted to retroactively reflect the share exchange for the periods presented.

     Cinemark, Inc. and its subsidiaries (the "Company") is a world leader in the motion picture exhibition industry and owns or leases and operates motion picture theatres in 33 states, Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Colombia and the United Kingdom. The Company operates 3,014 screens in 278 theatres and manages an additional 7 theatres (58 screens) at March 31, 2002.

     The condensed consolidated financial statements have been prepared by the Company, without audit, according to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these interim financial statements reflect all adjustments (which, except for the cumulative effect of an accounting change include only normal recurring adjustments) necessary to state fairly the financial position and results of operations as of and for the periods indicated. The condensed consolidated financial statements include the accounts of Cinemark, Inc. and its subsidiaries. Majority-owned subsidiaries that the Company controls are consolidated while those subsidiaries of which the Company owns between 20% and 50% and does not control are accounted for as affiliates under the equity method. The results of these subsidiaries and affiliates are included in the financial statements effective with their formation or from their dates of acquisition. Significant intercompany balances and transactions are eliminated in the consolidation. Certain reclassifications have been made to March 31, 2001 and December 31, 2001 amounts to conform to the March 31, 2002 presentation.

     These financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the year ended December 31, 2001, included in the Annual Report filed March 27, 2002 on Form 10-K by the Company under the Securities Exchange Act of 1934. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results to be achieved for the full year.

                        CINEMARK, INC. AND SUBSIDIARIES

2.  EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are computed using the weighted average number of shares of Class A and Class B Common Stock outstanding during each period. The following table sets forth the computation of basic and diluted earnings (loss) per share.

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                             -------------------------
                                                                2002          2001
                                                             -----------   -----------
Income (loss) before cumulative effect of an accounting
  change...................................................  $10,331,953   $(2,662,518)
                                                             ===========   ===========
Basic:
  Weighted average Common shares outstanding...............   49,719,960    48,339,990
                                                             ===========   ===========
Income (loss) before cumulative effect of an accounting
  change per Common share..................................  $      0.21   $     (0.06)
                                                             ===========   ===========
Diluted:
  Weighted average Common shares outstanding...............   49,719,960    48,339,990
  Common equivalent shares for stock options...............      445,770            --
                                                             -----------   -----------
  Weighted average Common and Common equivalent shares
     outstanding...........................................   50,165,730    48,339,990
                                                             ===========   ===========
Income (loss) before cumulative effect of an accounting
  change per Common and Common equivalent share............  $      0.21   $     (0.06)
                                                             ===========   ===========

     Basic income (loss) per share is computed by dividing the income (loss) by the weighted average number of shares of Common Stock of all classes outstanding during the period. Diluted income (loss) per share is computed by dividing the income (loss) by the weighted average number of shares of Common Stock and potential Common Stock outstanding using the treasury stock method. The dilutive effect of the options to purchase Common Stock is excluded from the computation of diluted income (loss) per share if their effect is antidilutive. At March 31, 2001, 3,173,310 options to purchase Common Stock have been excluded from the diluted income (loss) per share calculation as their effect would have been antidilutive.

3.  COMPREHENSIVE INCOME (LOSS)

     Statement of Financial Accounting Standards (SFAS) No. 130 establishes standards for reporting and display of comprehensive income (loss) and its components in the financial statements. The following components are reflected in the Company's comprehensive income (loss):

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                             -------------------------
                                                                2002          2001
                                                             -----------   -----------
Net income (loss)..........................................  $ 6,942,174   $(2,662,518)
Foreign currency translation adjustment....................   (9,930,514)   (3,063,383)
                                                             -----------   -----------
Comprehensive loss.........................................  $(2,988,340)  $(5,725,901)
                                                             ===========   ===========

4.  FOREIGN CURRENCY TRANSLATION

     The accumulated other comprehensive loss in stockholders' equity of $65,471,814 and $55,541,300 at March 31, 2002 and December 31, 2001,
respectively, primarily relates to the unrealized adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil, S.A., Cinemark Chile, S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

                        CINEMARK, INC. AND SUBSIDIARIES

     During the majority of 2001, the country of Argentina utilized the peso as its functional currency with it pegged at a rate of 1.0 peso to the U.S. dollar. As a result of economic turmoil which began in December 2001, the Argentine government announced several restrictions on currency conversions in early January 2002 as part of a "Public Emergency Bill and Amendment of Convertibility Law" ("Convertibility Law"). The Convertibility Law set forth a dual exchange rate system with a "commercial rate" and a "market rate" established. The commercial rate of 1.4 pesos to the U.S. dollar was to be utilized to settle all exports and certain essential imports. The market rate traded for the first time on January 11, 2002 and closed at a rate of 1.7 pesos to the U.S. dollar. As a result, the effect of translating the December 31, 2001 peso balances for assets and liabilities into U.S. dollars at the first known free-floating market rate as of January 11, 2002 (1.7 pesos to the U.S. dollar) was reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders' equity in the amount of $19.1 million at December 31, 2001. Income and expense accounts from January through November 2001 were converted into U.S. dollars at the exchange rate of
1.0 peso to the U.S. dollar and income and expense accounts in December 2001 were converted into U.S. dollars at the exchange rate of 1.7 pesos to the U.S. dollar. On January 14, 2002, the Argentine government unified the commercial rate and the market rate into one floating rate which is presently in use. At March 31, 2002, the floating rate was 3.0 pesos to the U.S. dollar. As a result, the effect of translating the March 31, 2002 peso balances for assets and liabilities into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an additional reduction of stockholders' equity in the amount of $11.1 million at March 31, 2002. Income and expense accounts from January through March 2002 were converted into U.S. dollars at the prevailing average floating rate for each of those three months.

     In 2001 and 2002, all foreign countries where the Company has operations, including Argentina, were deemed non-highly inflationary. Thus, any fluctuation in the currency results in the Company recording a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase or reduction to stockholders' equity.

5.  SUPPLEMENTAL CASH FLOW INFORMATION

     The following is provided as supplemental information to the condensed consolidated statements of cash flows:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                             -------------------------
                                                                2002          2001
                                                             -----------   -----------
Cash paid for interest.....................................  $23,270,639   $28,295,479
Cash paid for income taxes.................................      764,884       796,030

6.  FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

     The Company operates in a single business segment as a motion picture exhibitor. The Company is a multinational corporation with consolidated operations in the United States, Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Colombia and the United

                        CINEMARK, INC. AND SUBSIDIARIES

Kingdom. Revenues in the United States and Canada, Mexico, Brazil and other foreign countries for the three months ended March 31 are as follows:

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                           ---------------------------
                                                               2002           2001
                                                           ------------   ------------
Revenues
  U.S. and Canada........................................  $169,061,159   $143,422,703
  Mexico.................................................    22,051,762     16,750,662
  Brazil.................................................    19,328,049     17,550,195
  Other foreign countries................................    16,547,126     18,560,844
  Eliminations...........................................      (285,990)      (214,332)
                                                           ------------   ------------
  Total..................................................  $226,702,106   $196,070,072
                                                           ============   ============

     Long-lived assets in the United States and Canada, Mexico, Brazil and other foreign countries as of March 31 are as follows:

                                                                    MARCH 31,
                                                           ---------------------------
                                                               2002           2001
                                                           ------------   ------------
Long-Lived Assets
  U.S. and Canada........................................  $656,610,712   $723,090,096
  Mexico.................................................    77,439,104     70,836,242
  Brazil.................................................    63,085,245     62,468,150
  Other foreign countries................................    49,330,635     77,793,479
                                                           ------------   ------------
  Total..................................................  $846,465,696   $934,187,967
                                                           ============   ============

7.  ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Company's condensed consolidated balance sheets as of March 31, 2002 and December 31, 2001 include an interest rate cap agreement recorded at its fair value of $0.9 million and $1.1 million, respectively. This derivative asset is recorded as a component of deferred charges and other on the Company's condensed consolidated balance sheets. For the three month periods ended March 31, 2002 and 2001, a loss of $0.2 million and $0.7 million, respectively, has been recorded as a component of interest expense in the condensed consolidated statements of operations to recognize the decrease in the fair value of the derivative asset.

8.  ACCOUNTING FOR AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

     On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". This statement requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

                        CINEMARK, INC. AND SUBSIDIARIES

     The Company's goodwill at December 31, 2001 was as follows:

                                               GROSS CARRYING   ACCUMULATED    NET GOODWILL
GOODWILL                                           AMOUNT       AMORTIZATION      AMOUNT
--------                                       --------------   ------------   ------------
U.S. operations..............................   $ 9,313,165     $(4,004,427)   $ 5,308,738
Argentina operations.........................     5,162,418        (893,308)     4,269,110
Chile operations.............................     3,663,883        (732,777)     2,931,106
Peru operations..............................     3,270,000        (654,000)     2,616,000
                                                -----------     -----------    -----------
                                                $21,409,466     $(6,284,512)   $15,124,954
                                                ===========     ===========    ===========

     The adoption of this accounting pronouncement resulted in the aggregate write down of goodwill to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

U.S. operations.............................................  $   27,226
Argentina operations........................................   3,298,385
                                                              ----------
                                                              $3,325,611
                                                              ==========

     The Company has recorded an additional impairment of goodwill in the amount of $558,398 in the three month period ended March 31, 2002 (recorded as a component of asset impairment loss in the condensed consolidated statement of operations). The additional impairment of goodwill relates to a further write-down of goodwill to fair value associated with the Company's Argentina operations which continue to be impacted by the economic turmoil in the country. Fair value for this goodwill reporting unit was estimated based on a multiple of estimated cash flows for each of the individual Argentina properties. No additional goodwill was acquired in the three month period ended March 31, 2002.

     The Company's other intangible assets (included in deferred charges and other on the Company's condensed consolidated balance sheet) at December 31, 2001 were as follows:

                                               GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
OTHER INTANGIBLE ASSETS                            AMOUNT       AMORTIZATION    ASSET AMOUNT
-----------------------                        --------------   ------------   --------------
Capitalized licensing fees...................    $9,000,000     $  (566,666)     $8,433,334
Trademarks...................................       147,919         (83,751)         64,168
Non-compete fee..............................        72,403         (64,876)          7,527
Other intangible assets......................        40,406         (24,243)         16,163
                                                 ----------     -----------      ----------
                                                 $9,260,728     $  (739,536)     $8,521,192
                                                 ==========     ===========      ==========

     The adoption of this accounting pronouncement resulted in the aggregate write down of other intangible assets with indefinite useful lives to fair value as a cumulative effect of a change in accounting principle on January 1, 2002 as follows:

Trademarks..................................................  $64,168
                                                              -------
                                                              $64,168
                                                              =======

     The Company's other intangible assets have indefinite useful lives remaining but were not written down on January 1, 2002 since they are presently recorded at or below their fair value. The Company's capitalized licensing fees have a definite useful life and thus are continuing to be amortized over the remaining useful life period. The Company's non-compete fee has a definite useful life and thus is continuing to be amortized over the remaining useful life period.

                        CINEMARK, INC. AND SUBSIDIARIES

     The Company's other intangible assets at March 31, 2002 are as follows:

                                                GROSS CARRYING   ACCUMULATED    NET INTANGIBLE
                                                    AMOUNT       AMORTIZATION    ASSET AMOUNT
                                                --------------   ------------   --------------
Other Intangible Assets
  Amortized Intangible Assets:
     Capitalized licensing fees...............    $9,000,000      $(691,666)      $8,308,334
     Non-compete fee..........................        72,403        (68,103)           4,300
                                                  ----------      ---------       ----------
                                                  $9,072,403      $(759,769)      $8,312,634
                                                  ==========      =========       ==========
  Unamortized Intangible Assets:
     Trademarks...............................    $  147,919      $(147,919)      $       --
     Other intangible assets..................        40,406        (24,243)          16,163
                                                  ----------      ---------       ----------
                                                  $  188,325      $(172,162)      $   16,163
                                                  ==========      =========       ==========
Aggregate Amortization Expense:
  For the three month period ended March 31,
     2002.....................................                    $ 209,228
                                                                  =========

     Aggregate amortization expense for the three month period ended March 31, 2002 consists of $128,227 of amortization of other intangible assets and $81,001 of amortization of other assets (both of which are included in deferred charges and other on the Company's condensed consolidated balance sheet).

Estimated Amortization Expense:
  For the year ended December 31, 2002......................  $507,527
  For the year ended December 31, 2003......................   500,000
  For the year ended December 31, 2004......................   500,000
  For the year ended December 31, 2005......................   500,000
  For the year ended December 31, 2006......................   500,000

     The Company's non-compete fee will be fully amortized by December 31, 2002.

                        CINEMARK, INC. AND SUBSIDIARIES

     The impact on net income (loss) and earnings (loss) per share related to the adoption of this accounting pronouncement is as follows:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                             -------------------------
                                                                2002          2001
                                                             -----------   -----------
  Reported net income (loss)...............................  $ 6,942,174   $(2,662,518)
  Add back: Cumulative effect of an accounting change......    3,389,779            --
  Add back: Goodwill amortization..........................           --       359,046
  Add back: Other intangible asset amortization............           --         8,382
                                                             -----------   -----------
  Adjusted net income (loss)...............................  $10,331,953   $(2,295,090)
                                                             ===========   ===========
Basic earnings (loss) per share:
  Reported net income (loss)...............................  $       .14   $      (.06)
  Add back: Cumulative effect of an accounting change......          .07            --
  Add back: Goodwill amortization..........................           --           .01
  Add back: Other intangible asset amortization............           --            --
                                                             -----------   -----------
  Adjusted net income (loss)...............................  $       .21   $      (.05)
                                                             ===========   ===========
Diluted earnings (loss) per share:
  Reported net income (loss)...............................  $       .14   $      (.06)
  Add back: Cumulative effect of an accounting change......          .07            --
  Add back: Goodwill amortization..........................           --           .01
  Add back: Other intangible asset amortization............           --            --
                                                             -----------   -----------
  Adjusted net income (loss)...............................  $       .21   $      (.05)
                                                             ===========   ===========

9.  NEW ACCOUNTING PRONOUNCEMENTS

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". This statement requires the establishment of a liability for an asset retirement obligation. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact, if any, that this statement will have on the consolidated financial statements.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of", and portions of APB No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements". This statement generally conforms, among other things, impairment accounting for assets to be disposed of including those in discontinued operations and eliminates the exception to consolidation for which control is likely to be temporary. This statement became effective for the Company on January 1, 2002. The adoption of this statement did not have a material effect on the consolidated financial statements.

                        CINEMARK, INC. AND SUBSIDIARIES

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in Accounting Principles Board Opinion No. 30. The provisions of this statement related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. The Company is currently considering the impact, if any, that this statement will have on the consolidated financial statements.

10.  RELATED PARTY TRANSACTIONS

     During 2001, Cinemark Brasil, S.A. received additional capital from its Brazilian shareholders in an aggregate amount equal to approximately $11.0 million (US dollar equivalent) in exchange for shares of common stock of Cinemark Brasil, S.A. The contributions were made in July in the aggregate amount of $5.0 million (US dollar equivalent) and in November in the aggregate amount of $6.0 million (US dollar equivalent). The additional capital will be used to fund development in Brazil and to reduce Cinemark Brasil, S.A.'s outstanding indebtedness. After giving effect to the additional issuance of common stock, Cinemark International's ownership interest was diluted to approximately 53%. As part of the additional capitalization, the Company agreed to give the Brazilian partners an option to exchange shares they own in Cinemark Brasil, S.A. for shares of the class of the Company's common stock which is registered in an initial public offering under the Securities Act of 1933, as amended, occurring at any time prior to December 31, 2007. If the Brazilian partners exercise their exchange option, the Company will obtain appraisals from independent investment banks of the fair market value of the Company and of Cinemark Brasil, S.A. The number of shares to be issued will be determined by multiplying the number of shares of common stock owned by each Brazilian partner by a fraction, the numerator of which is equal to the appraised value per share of Cinemark Brasil, S.A. and the denominator of which is equal to the appraised value per share of the Company's common stock.

                        CINEMARK, INC. AND SUBSIDIARIES

                            SUPPLEMENTAL SCHEDULE A
               CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
                              AS OF MARCH 31, 2002
                                  (UNAUDITED)

                                               RESTRICTED     UNRESTRICTED
                                                  GROUP          GROUP       ELIMINATIONS        TOTAL
                                              -------------   ------------   -------------   --------------
                                                  ASSETS
Current assets
  Cash and cash equivalents.................  $  28,109,333   $ 31,328,169   $          --   $   59,437,502
  Inventories...............................      2,845,442        587,804              --        3,433,246
  Co-op advertising and other receivables...      5,615,743      6,459,196      (1,188,621)      10,886,318
  Income tax receivable.....................      5,650,745      2,240,232              --        7,890,977
  Prepaid expenses and other................      2,905,043      1,444,937      (1,125,000)       3,224,980
                                              -------------   ------------   -------------   --------------
    Total current assets....................     45,126,306     42,060,338      (2,313,621)      84,873,023
Theatre properties and equipment............    955,982,483    240,332,804              --    1,196,315,287
  Less accumulated depreciation and
    amortization............................   (298,957,930)   (50,891,661)             --     (349,849,591)
                                              -------------   ------------   -------------   --------------
    Theatre properties and
      equipment -- net......................    657,024,553    189,441,143              --      846,465,696
Other assets
  Goodwill -- net...........................      7,897,512      3,343,433              --       11,240,945
  Investments in and advances to
    affiliates..............................    169,348,272      1,531,173    (167,669,063)       3,210,382
  Deferred tax asset........................             --             --              --               --
  Deferred charges and other -- net.........     24,742,443      7,496,826              --       32,239,269
                                              -------------   ------------   -------------   --------------
    Total other assets......................    201,988,227     12,371,432    (167,669,063)      46,690,596
                                              -------------   ------------   -------------   --------------
Total.......................................  $ 904,139,086   $243,872,913   $(169,982,684)  $  978,029,315
                                              =============   ============   =============   ==============

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........  $  47,240,871   $ 11,885,828   $          --   $   59,126,699
  Current income taxes payable..............       (102,097)       102,097              --               --
  Accounts payable and accrued expenses.....     74,260,612     18,992,356      (1,188,621)      92,064,347
                                              -------------   ------------   -------------   --------------
    Total current liabilities...............    121,399,386     30,980,281      (1,188,621)     151,191,046
Long-term liabilities
  Senior credit agreements..................    251,743,364     92,500,717              --      344,244,081
  Senior subordinated debt..................    380,180,547             --              --      380,180,547
  Deferred lease expenses...................     22,848,337        438,253              --       23,286,590
  Deferred gain on sale leasebacks..........      4,647,060             --              --        4,647,060
  Deferred income taxes.....................      5,984,857        715,314              --        6,700,171
  Deferred revenues and other long-term
    liabilities.............................      8,077,158      1,925,417      (1,125,000)       8,877,575
                                              -------------   ------------   -------------   --------------
    Total long-term liabilities.............    673,481,323     95,579,701      (1,125,000)     767,936,024
Minority interests in subsidiaries..........      7,925,133     28,517,827              --       36,442,960
Stockholders' equity
  Class A Common Stock......................         24,010     14,308,000     (14,308,000)          24,010
  Class B Common Stock......................         25,710             --              --           25,710
  Additional paid-in-capital................     37,020,316    153,361,063    (153,361,063)      37,020,316
  Unearned compensation -- stock options....       (777,410)            --              --         (777,410)
  Retained earnings.........................    101,284,043    (49,645,570)             --       51,638,473
  Accumulated other comprehensive loss......    (36,243,425)   (29,228,389)             --      (65,471,814)
                                              -------------   ------------   -------------   --------------
    Total stockholders' equity..............    101,333,244     88,795,104    (167,669,063)      22,459,285
                                              -------------   ------------   -------------   --------------
Total.......................................  $ 904,139,086   $243,872,913   $(169,982,684)  $  978,029,315
                                              =============   ============   =============   ==============

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indenture for the Senior Subordinated Notes

                        CINEMARK, INC. AND SUBSIDIARIES

                            SUPPLEMENTAL SCHEDULE B
          CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION
                   FOR THE THREE MONTHS ENDED MARCH 31, 2002
                                  (UNAUDITED)

                                          RESTRICTED    UNRESTRICTED
                                            GROUP          GROUP       ELIMINATIONS      TOTAL
                                         ------------   ------------   ------------   ------------
Revenues...............................  $183,318,295   $46,412,371    $(3,028,560)   $226,702,106
Costs and expenses
  Cost of operations...................   134,847,485    35,433,307     (3,028,560)    167,252,232
  General and administrative
     expenses..........................     8,505,346     1,970,760             --      10,476,106
  Depreciation and amortization........    13,248,226     3,918,555             --      17,166,781
  Asset impairment loss................            --       558,398             --         558,398
  Loss on sale of assets and other.....       324,779       214,413             --         539,192
                                         ------------   -----------    -----------    ------------
          Total........................   156,925,836    42,095,433     (3,028,560)    195,992,709
Operating income.......................    26,392,459     4,316,938             --      30,709,397
Other income (expense)
  Interest expense.....................   (12,091,399)   (2,648,913)            --     (14,740,312)
  Amortization of debt issue cost and
     debt discount.....................      (256,119)     (378,676)            --        (634,795)
  Interest income......................       158,088       325,251             --         483,339
  Foreign currency exchange loss.......       (60,922)     (160,075)            --        (220,997)
  Equity in income of affiliates.......         1,587       115,154             --         116,741
  Minority interests in income of
     subsidiaries......................      (441,703)     (434,768)            --        (876,471)
                                         ------------   -----------    -----------    ------------
          Total........................   (12,690,468)   (3,182,027)            --     (15,872,495)
                                         ------------   -----------    -----------    ------------
Income before income taxes and
  cumulative effect of an accounting
  change...............................    13,701,991     1,134,911             --      14,836,902
Income taxes...........................     4,497,888         7,061             --       4,504,949
                                         ------------   -----------    -----------    ------------
Income before cumulative effect of an
  accounting change....................     9,204,103     1,127,850             --      10,331,953
Cumulative effect of a change in
  accounting principle, net of income
  tax benefit of $0....................       (64,684)   (3,325,095)            --      (3,389,779)
                                         ------------   -----------    -----------    ------------
Net income (loss)......................  $  9,139,419   $(2,197,245)   $        --    $  6,942,174
                                         ============   ===========    ===========    ============

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indenture for the Senior Subordinated Notes

                        CINEMARK, INC. AND SUBSIDIARIES

                            SUPPLEMENTAL SCHEDULE C
          CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
                   FOR THE THREE MONTHS ENDED MARCH 31, 2002
                                  (UNAUDITED)

                                            RESTRICTED    UNRESTRICTED
                                              GROUP          GROUP       ELIMINATIONS      TOTAL
                                           ------------   ------------   ------------   ------------
Operating activities
  Net income (loss)......................  $  9,139,419   $(2,197,245)     $    --      $  6,942,174
  Noncash items in net income (loss):
     Depreciation........................    13,078,041     3,879,512           --        16,957,553
     Amortization of other assets........       170,185        39,043           --           209,228
     Amortization of foreign advanced
       rents.............................       312,630       185,333           --           497,963
     Amortized compensation -- stock
       options...........................       110,369            --           --           110,369
     Amortization of gain on sale
       leasebacks........................       (91,480)           --           --           (91,480)
     Amortization of debt discount and
       premium...........................        (7,127)           --           --            (7,127)
     Loss on impairment of assets........            --       558,398           --           558,398
     Loss on sale of assets and other....       324,779       214,413           --           539,192
     Deferred lease expenses.............       461,912        (7,710)          --           454,202
     Deferred income tax expenses........    10,416,377            --           --        10,416,377
     Equity in income of affiliates......        (1,587)     (115,154)          --          (116,741)
     Minority interests in income of
       subsidiaries......................       441,703       434,768           --           876,471
     Cumulative effect of an accounting
       change............................        64,684     3,325,095           --         3,389,779
  Cash provided by (used for) operating
     working capital:
     Inventories.........................      (224,490)      113,276           --          (111,214)
     Co-op advertising and other
       receivables.......................      (270,631)      433,961           --           163,330
     Prepaid expenses and other..........      (354,061)      375,910           --            21,849
     Accounts payable and accrued
       expenses..........................   (20,220,193)   (6,163,623)          --       (26,383,816)
     Income tax receivable/payable.......    (6,345,435)     (106,748)          --        (6,452,183)
                                           ------------   -----------      -------      ------------
          Net cash provided by operating
            activities...................     7,005,095       969,229           --         7,974,324
Investing activities
  Additions to theatre properties and
     equipment...........................    (5,447,665)   (3,209,105)          --        (8,656,770)
  Sale of theatre properties and
     equipment...........................     1,495,840         8,601           --         1,504,441
  Decrease in other assets, investments
     in and advances to affiliates.......     1,391,402     4,543,976           --         5,935,378
                                           ------------   -----------      -------      ------------
          Net cash provided by (used for)
            investing activities.........    (2,560,423)    1,343,472           --        (1,216,951)
Financing activities
  Increase in long-term debt.............    17,505,311       267,517           --        17,772,828
  Decrease in long-term debt.............   (12,550,521)   (2,620,019)          --       (15,170,540)
  Minority investment in subsidiaries,
     net.................................      (154,954)      367,781                        212,827
                                           ------------   -----------      -------      ------------
          Net cash provided by (used for)
            financing activities.........     4,799,836    (1,984,721)          --         2,815,115
Effect of exchange rate changes on cash
  and cash equivalents...................      (321,631)      (12,578)          --          (334,209)
                                           ------------   -----------      -------      ------------
Increase in cash and cash equivalents....     8,922,877       315,402           --         9,238,279
Cash and cash equivalents:
  Beginning of period....................    19,186,456    31,012,767           --        50,199,223
                                           ------------   -----------      -------      ------------
  End of period..........................  $ 28,109,333   $31,328,169      $    --      $ 59,437,502
                                           ============   ===========      =======      ============

Note: "Restricted Group" and "Unrestricted Group" are defined in the Indenture for the Senior Subordinated Notes

                                [CINEMARK LOGO]

                               Lo Mejor En Cines

Description of artwork:

Miscellaneous interior and exterior photographs of Cinemark theatres.

                                             SHARES

                                [CINEMARK LOGO]

                                 CINEMARK, INC.

                              CLASS A COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                                           , 2002
                          ----------------------------

                                LEHMAN BROTHERS

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee.........  $  21,160
NASD filing fee.............................................  $  23,500
New York Stock Exchange listing fee.........................      *
Accounting fees and expenses................................      *
Legal fees and expenses.....................................      *
Printing and engraving expenses.............................      *
Blue Sky qualification fees and expenses....................      *
Transfer agent and registrar fees and expenses..............      *
Miscellaneous expenses......................................      *
                                                              ---------
Total.......................................................  $   *
                                                              =========

----------

* To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director

          (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

          (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

          (3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or

          (4) for any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation provides that we shall, to the fullest extent permitted by Delaware General Corporation Law, indemnify all persons whom it may indemnify under Delaware law and contains provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

     Our certificate of incorporation and bylaws provide that:

     - we are required to indemnify our directors and officers, subject to very limited exceptions;

     - we may indemnify other employees and agents, subject to very limited exceptions;

     - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to very limited exceptions; and

     - we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding.

     We have obtained an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and conditions. We have entered into separate indemnification agreements with each of our directors which may require us, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under applicable law.

     The indemnification provisions in our certificate of incorporation and bylaws and the Indemnity Agreements entered into between us and each of our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

     Pursuant to the Stockholders' Agreement, we have agreed to indemnify each of Lee Roy Mitchell, CGI Equities, Inc., Cypress Merchant Banking Partners L.L.C., Cypress Pictures Ltd., The Mitchell Special Trust, the Mitchell Grandchildren's Trust for each of Crystal Lee Roberts, Cassie Ann Roberts, Lacey Marie Lee, Ashley Ann Lee and Skyler Kay Mitchell and each of their directors, officers, partners (general and limited, and their directors, officers, affiliates and controlling persons), members, agents and controlling persons to the extent permitted by law against any losses, claims, damages, liabilities or expenses to which such person may become subject under the Securities Act of 1933 (or state securities or blue-sky laws, common law or otherwise) that arise out of any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be contained in a registration statement, prospectus, application or other documentation to be filed with the Securities and Exchange Commission.

     Reference is also made to the form of Underwriting Agreement, filed with this Registration Statement, which provides for the indemnification of our officers, directors and controlling persons against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with this offering on May 17, 2002, Cinemark, Inc. was formed as a Delaware holding company of Cinemark USA, Inc. Pursuant to a Share Exchange Agreement, an aggregate of (i) 182,648 shares of Class B common stock, (ii) 1,500 shares of Class A common stock and (iii) options to purchase 6,415 shares of Class B common stock was exchanged for an aggregate of 24,036,480 shares of Class A common stock, 25,710,480 shares of Class B common stock and options to purchase 1,732,050 shares of Class A common stock, respectively.

     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationship with Cinemark, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
 **1         Form of Underwriting Agreement.
 **2         Share Exchange Agreement, dated as of May 17, 2002, by and among Cinemark, Inc., Cinemark USA, Inc. and the
             shareholders signatory thereto.
  *3.1       Certificate of Incorporation of Cinemark, Inc. filed with
             the Delaware Secretary of State on May 16, 2002.
  *3.2       Bylaws of Cinemark, Inc.
 **4.1(a)    Form of Class A common stock certificate.
 **4.1(b)    Form of Class B common stock certificate.
  *4.2       Indenture dated August 15, 1996 between Cinemark USA, Inc.
             and U.S. Trust Company of Texas, N.A. governing the Notes, with a form of Series B Note attached.
   4.3       Indenture dated June 26, 1997 between Cinemark USA, Inc. and
             U.S. Trust Company of Texas, N.A. governing the Notes, with a form of Series C Note attached (incorporated by reference from Exhibit 4.1 to Cinemark USA, Inc.'s Registration
             Statement on Form S-4 (File No. 333-32949) filed August 6,
             1997).
  *4.4       First Supplemental Indenture dated June 26, 1997 between
             Cinemark USA, Inc. and U.S. Trust Company of Texas, N.A.
   4.5       Indenture, dated as of January 14, 1998, between the Company and U.S. Trust Company of Texas, N.A. governing the Notes, with a form of Series A Note attached (incorporated by
             reference from Exhibit 4.1 to the Company's Registration
             Statement on Form S-4 (File No. 333-45417) filed February 2,
             1998).
 **4.6       Stockholders' Agreement, dated as of May 17, 2002, by and
             among Cinemark, Inc. and certain stockholders party thereto.
 **5.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
 **8.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
             regarding tax matters.
 *10.1(a)    Management Agreement, dated as of July 28, 1993, between
             Cinemark USA, Inc. and Cinemark Mexico (USA).
 *10.1(b)    Management Agreement, dated as of September 10, 1992,
             between Cinemark USA, Inc. and Cinemark de Mexico S.A. de
             C.V.
 *10.1(c)    Management Agreement, dated as of December 10, 1993, between
             Laredo Theatre, Ltd. and Cinemark USA, Inc.
 *10.1(d)    Management Agreement, dated as of September 1, 1994, between
             Cinemark Partners II, Ltd. and Cinemark USA, Inc.
 *10.1(e)    Management Services Agreement, dated as of December   ,
             2000, between Cinemark USA, Inc. and Cinema Properties, Inc.
**10.2       Agreement to Participate in Profits and Losses, dated as of
             February 1, 2002, between Cinemark USA, Inc. and Alan W.
             Stock.
 *10.3       Cinemark USA, Inc. Long Term Incentive Plan, effective as of
             December 1, 1998.
 *10.4(a)    License Agreement, dated as of December 10, 1993, between
             Laredo Theatre, Ltd. and Cinemark USA, Inc.
 *10.4(b)    License Agreement, dated as of September 1, 1994, between
             Cinemark Partners II, Ltd. and Cinemark USA, Inc.
 *10.5(a)    Tax Sharing Agreement, dated as of June 10, 1992, between
             Cinemark USA, Inc. and Cinemark II, Inc.

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
 *10.5(b)    Tax Sharing Agreement, dated as of July 28, 1993, between
             Cinemark USA, Inc. and Cinemark Mexico (USA), Inc.
 *10.6       Form of Indemnification Agreement.
  10.7       Intercompany Subordination Agreement, dated November 16,
             1998 (incorporated by reference from Exhibit 10.9(s) to
             Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March
             31, 1999).
 *10.8(a)    Form of Letter Agreement with directors of Cinemark USA,
             Inc. regarding stock options.
 *10.8(b)    Form of Letter Agreement with directors of the Cinemark USA,
             Inc. amending stock options.
  10.8(c)    Letter Agreement with directors of Cinemark USA, Inc.
             regarding stock options (incorporated by reference from
             Exhibit 10.10(c) to Cinemark USA, Inc.'s Annual Report on
             Form 10-K, filed March 31, 1999).
  10.9(a)    Credit Agreement, dated as of November 16, 1998, by and
             among Cinemark Mexico (USA), Inc., Bank of America National
             Trust and Savings Association, as Administrative Agent, and
             the other financial institutions party thereto (incorporated by reference from Exhibit 10.11(a) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1999).
  10.9(b)    Guaranty of Cinemark Mexico (USA) by Cinemark USA, Inc.
             (incorporated by reference from Exhibit 10.11(b) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 31,
             1999).
  10.9(c)    Intercompany Subordination Agreement, dated as of November
             16, 1998 (incorporated by reference from Exhibit 10.11(c) to
             Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March
             31, 1999).
  10.10(d)   First Amendment to Credit Agreement, dated as of September
             29, 2000, by and among Cinemark Mexico (USA), Inc., Bank of
             America, N.A. and the other financial institutions party
             thereto (incorporated by reference from Exhibit 10.11(d) to
             Cinemark USA Inc.'s Annual Report on Form 10-K, filed March
             26, 2001).
 *10.11(a)   Senior Secured Credit Agreement, dated as of December 4,
             1995, by and among Cinemark II, Inc., Cinemark Mexico (USA),
             Inc. and Cinemark de Mexico, S.A. de C.V.
 *10.11(b)   First Amendment to Senior Secured Credit Agreement, dated as of September 30, 1996, by and among Cinemark II, Inc.,
             Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
             C.V.
 *10.11(c)   Second Amendment to Senior Secured Credit Agreement, dated as of September 28, 2000, by and among Cinemark II, Inc.,
             Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
             C.V.
  10.12(a)   Loan Agreement, dated as of December 15, 2000, between
             Cinema Properties, Inc. and Lehman Brothers Bank FSB
             (incorporated by reference from Exhibit 10.15(a) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 26,
             2001).
  10.12(b)   Promissory Note of Cinema Properties, Inc., dated December
             15, 2000, in the original principal amount of $77,000,000
             payable to the order of Lehman Brothers Bank FSB
             (incorporated by reference from Exhibit 10.15(b) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 26,
             2001).
  10.13(a)   Second Amended and Restated Credit Agreement, dated as of
             February 12, 1998, by and among Cinemark USA, Inc., the
             Banks and the Agent (incorporated by reference from Exhibit
             10.9(a) to Cinemark USA, Inc.'s Annual Report on Form 10-K,
             filed March 31, 1998).
  10.13(b)   First Amendment to Second Amended and Restated Credit
             Agreement, dated as of August 31, 1998, among Cinemark USA,
             Inc., the Banks and the Agent (incorporated by reference
             from Exhibit 10.9(q) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(c)   Second Amendment to Second Amended and Restated Credit
             Agreement, dated as of November 16, 1998, among Cinemark
             USA, Inc., the Banks and the Agent (incorporated by
             reference from Exhibit 10.9(r) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1999).
  10.13(d)   Third Amendment to Second Amended and Restated Credit
             Agreement, dated as of February 24, 1999, among Cinemark
             USA, Inc., the Banks and the Agent (incorporated by
             reference from Exhibit 10.9(t) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1999).

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
 *10.13(e)   Guaranty, dated as of February 12, 1998, by Cinemark
             Properties, Inc.
 *10.13(f)   Supplement to the Guarantee, dated as of November 16, 1998, by Cinemark Mexico (USA), Inc.
  10.13(g)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $50,000,000 payable to the order of Bank of America National Trust and Savings
             Association (incorporated by reference from Exhibit 10.9(c)
             to Cinemark USA's Annual Report on Form 10-K, filed March
             31, 1998).
  10.13(h)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $50,000,000 payable to the order of NationsBank of Texas, N.A. (incorporated by
             reference from Exhibit 10.9(d) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(i)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of BankBoston, N.A. (incorporated by reference
             from Exhibit 10.9(e) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(j)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of Fleet Bank, N.A. (incorporated by reference
             from Exhibit 10.9(f) to the Company's Annual Report on Form
             10-K, filed March 31, 1998).
  10.13(k)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of The Fuji Bank, Limited (incorporated by
             reference from Exhibit 10.9(g) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(l)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of The Bank of New York (incorporated by reference from Exhibit 10.9(h) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(m)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of CIBC, Inc. (incorporated by reference from
             Exhibit 10.9(I) to Cinemark USA, Inc.'s Annual Report on
             Form 10-K, filed March 31, 1998).
  10.13(n)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of The Bank of Nova Scotia (incorporated by
             reference from Exhibit 10.9(j) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(o)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $25,000,000 payable to the order of Comerica Bank-Texas (incorporated by reference from Exhibit 10.9(k) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(p)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of First Hawaiian Bank (incorporated by reference from Exhibit 10.9(l) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(q)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of Bank of Montreal (incorporated by reference
             from Exhibit 10.9(m) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(r)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of PNC Bank (incorporated by reference from
             Exhibit 10.9(n) to Cinemark USA, Inc.'s Annual Report on
             Form 10-K, filed March 31, 1998).
  10.13(s)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of The Sumitoto Bank, Limited (incorporated by
             reference from Exhibit 10.9(o) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(t)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of Union Bank of California, N.A. (incorporated by reference from Exhibit 10.9(p) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(u)   Pledge Agreement, dated as of February 12, 1998, executed by the pledgors listed on the signature page thereto for the
             benefit of the Agent and the Banks (incorporated by
             reference from Exhibit 10.9(b) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
  10.13(v)   Pledge Agreement dated as of January 27, 1999, between
             Cinemark Mexico (USA), Inc. and the Banks, with the
             acknowledgment of Cinemark de Mexico, S.A. de C.V.
             (incorporated by reference from Exhibit 10.9(u) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 27,
             2002).
  10.13(w)   First Amendment to Pledge Agreement, dated as of May 30,
             2001, between Cinemark Mexico (USA), Inc. and the Banks,
             with the acknowledgment of Cinemark de Mexico, S.A. de C.V.
             (incorporated by reference from Exhibit 10.9(v) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 27,
             2002).
  10.13(x)   Second Amendment to Pledge Agreement, dated as of September
             26, 2001, between Cinemark Mexico (USA), Inc. and the Banks, with the acknowledgment of Cinemark de Mexico, S.A. de C.V.
             (incorporated by reference from Exhibit 10.9(w) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 27,
             2002).
  10.13(y)   Pledge Agreement, dated as of September 28, 2001, between
             Cinemark Mexico (USA), Inc. and the Banks, with the
             acknowledgment of Cinemark Holdings Mexico, S. de R.L. de
             C.V. (incorporated by reference from Exhibit 10.9(x) to
             Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March
             27, 2002).
 *21         Subsidiaries of the Registrant.
 *23.1       Consent of Deloitte & Touche LLP.
**23.2       Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
             (incorporated in Exhibit 5.1 and 8.1).
 *24         Power of Attorney (included on the signature page of this
             Registration Statement).

---------------

 * Filed herewith.

** To be filed by amendment.

     (b) The following financial statement schedule is filed herewith:

     Other financial statement schedules are omitted because the information called for is not required or is shown either in the Registrant's consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on May 17, 2002.

                                          CINEMARK, INC.

                                          By:       /s/ LEE ROY MITCHELL
                                            ------------------------------------
                                                      Lee Roy Mitchell
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSON BY THESE PRESENTS that each individual whose signature appears below constitute and appoints Lee Roy Mitchell and Robert Copple, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                       NAME                                         TITLE                       DATE
                       ----                                         -----                       ----

               /s/ LEE ROY MITCHELL                   Chairman of the Board of Directors    May 17, 2002
 ------------------------------------------------        and Chief Executive Officer
                 Lee Roy Mitchell                       (principal executive officer)

                /s/ TANDY MITCHELL                                 Director                 May 17, 2002
 ------------------------------------------------
                  Tandy Mitchell

                /s/ ALAN W. STOCK                                  Director                 May 17, 2002
 ------------------------------------------------
                  Alan W. Stock

                /s/ ROBERT COPPLE                    Senior Vice President; Treasurer and   May 17, 2002
 ------------------------------------------------     Chief Financial Officer; Director
                  Robert Copple                      (principal financial and accounting
                                                                   officer)

                /s/ JAMES A. STERN                                 Director                 May 17, 2002
 ------------------------------------------------
                  James A. Stern

               /s/ WILLIAM SPIEGEL                                 Director                 May 17, 2002
 ------------------------------------------------
                 William Spiegel

                /s/ DENNY RYDBERG                                  Director                 May 17, 2002
 ------------------------------------------------
                  Denny Rydberg

                                 EXHIBIT INDEX

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
 **1         Form of Underwriting Agreement.
 **2         Share Exchange Agreement, dated as of May 17, 2002, by and among Cinemark, Inc., Cinemark USA, Inc. and the
             shareholders signatory thereto.
  *3.1       Certificate of Incorporation of Cinemark, Inc. filed with
             the Delaware Secretary of State on May 16, 2002.
  *3.2       Bylaws of Cinemark, Inc.
 **4.1(a)    Form of Class A common stock certificate.
 **4.1(b)    Form of Class B common stock certificate.
  *4.2       Indenture dated August 15, 1996 between Cinemark USA, Inc.
             and U.S. Trust Company of Texas, N.A. governing the Notes, with a form of Series B Note attached.
   4.3       Indenture dated June 26, 1997 between Cinemark USA, Inc. and
             U.S. Trust Company of Texas, N.A. governing the Notes, with a form of Series C Note attached (incorporated by reference from Exhibit 4.1 to Cinemark USA, Inc.'s Registration
             Statement on Form S-4 (File No. 333-32949) filed August 6,
             1997).
  *4.4       First Supplemental Indenture dated June 26, 1997 between
             Cinemark USA, Inc. and U.S. Trust Company of Texas, N.A.
   4.5       Indenture, dated as of January 14, 1998, between the Company and U.S. Trust Company of Texas, N.A. governing the Notes, with a form of Series A Note attached (incorporated by
             reference from Exhibit 4.1 to the Company's Registration
             Statement on Form S-4 (File No. 333-45417) filed February 2,
             1998).
 **4.6       Stockholders' Agreement, dated as of May 17, 2002, by and
             among Cinemark, Inc. and certain stockholders party thereto.
 **5.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
 **8.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
             regarding tax matters.
 *10.1(a)    Management Agreement, dated as of July 28, 1993, between
             Cinemark USA, Inc. and Cinemark Mexico (USA).
 *10.1(b)    Management Agreement, dated as of September 10, 1992,
             between Cinemark USA, Inc. and Cinemark de Mexico S.A. de
             C.V.
 *10.1(c)    Management Agreement, dated as of December 10, 1993, between
             Laredo Theatre, Ltd. and Cinemark USA, Inc.
 *10.1(d)    Management Agreement, dated as of September 1, 1994, between
             Cinemark Partners II, Ltd. and Cinemark USA, Inc.
 *10.1(e)    Management Services Agreement, dated as of December   ,
             2000, between Cinemark USA, Inc. and Cinema Properties, Inc.
**10.2       Agreement to Participate in Profits and Losses, dated as of
             February 1, 2002, between Cinemark USA, Inc. and Alan W.
             Stock.
 *10.3       Cinemark USA, Inc. Long Term Incentive Plan, effective as of
             December 1, 1998.
 *10.4(a)    License Agreement, dated as of December 10, 1993, between
             Laredo Theatre, Ltd. and Cinemark USA, Inc.
 *10.4(b)    License Agreement, dated as of September 1, 1994, between
             Cinemark Partners II, Ltd. and Cinemark USA, Inc.
 *10.5(a)    Tax Sharing Agreement, dated as of June 10, 1992, between
             Cinemark USA, Inc. and Cinemark II, Inc.
 *10.5(b)    Tax Sharing Agreement, dated as of July 28, 1993, between
             Cinemark USA, Inc. and Cinemark Mexico (USA), Inc.
 *10.6       Form of Indemnification Agreement.
  10.7       Intercompany Subordination Agreement, dated November 16,
             1998 (incorporated by reference from Exhibit 10.9(s) to
             Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March
             31, 1999).

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
 *10.8(a)    Form of Letter Agreement with directors of Cinemark USA,
             Inc. regarding stock options.
 *10.8(b)    Form of Letter Agreement with directors of the Cinemark USA,
             Inc. amending stock options.
  10.8(c)    Letter Agreement with directors of Cinemark USA, Inc.
             regarding stock options (incorporated by reference from
             Exhibit 10.10(c) to Cinemark USA, Inc.'s Annual Report on
             Form 10-K, filed March 31, 1999).
  10.9(a)    Credit Agreement, dated as of November 16, 1998, by and
             among Cinemark Mexico (USA), Inc., Bank of America National
             Trust and Savings Association, as Administrative Agent, and
             the other financial institutions party thereto (incorporated by reference from Exhibit 10.11(a) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1999).
  10.9(b)    Guaranty of Cinemark Mexico (USA) by Cinemark USA, Inc.
             (incorporated by reference from Exhibit 10.11(b) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 31,
             1999).
  10.9(c)    Intercompany Subordination Agreement, dated as of November
             16, 1998 (incorporated by reference from Exhibit 10.11(c) to
             Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March
             31, 1999).
  10.10(d)   First Amendment to Credit Agreement, dated as of September
             29, 2000, by and among Cinemark Mexico (USA), Inc., Bank of
             America, N.A. and the other financial institutions party
             thereto (incorporated by reference from Exhibit 10.11(d) to
             Cinemark USA Inc.'s Annual Report on Form 10-K, filed March
             26, 2001).
 *10.11(a)   Senior Secured Credit Agreement, dated as of December 4,
             1995, by and among Cinemark II, Inc., Cinemark Mexico (USA),
             Inc. and Cinemark de Mexico, S.A. de C.V.
 *10.11(b)   First Amendment to Senior Secured Credit Agreement, dated as of September 30, 1996, by and among Cinemark II, Inc.,
             Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
             C.V.
 *10.11(c)   Second Amendment to Senior Secured Credit Agreement, dated as of September 28, 2000, by and among Cinemark II, Inc.,
             Cinemark Mexico (USA), Inc. and Cinemark de Mexico, S.A. de
             C.V.
  10.12(a)   Loan Agreement, dated as of December 15, 2000, between
             Cinema Properties, Inc. and Lehman Brothers Bank FSB
             (incorporated by reference from Exhibit 10.15(a) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 26,
             2001).
  10.12(b)   Promissory Note of Cinema Properties, Inc., dated December
             15, 2000, in the original principal amount of $77,000,000
             payable to the order of Lehman Brothers Bank FSB
             (incorporated by reference from Exhibit 10.15(b) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 26,
             2001).
  10.13(a)   Second Amended and Restated Credit Agreement, dated as of
             February 12, 1998, by and among Cinemark USA, Inc., the
             Banks and the Agent (incorporated by reference from Exhibit
             10.9(a) to Cinemark USA, Inc.'s Annual Report on Form 10-K,
             filed March 31, 1998).
  10.13(b)   First Amendment to Second Amended and Restated Credit
             Agreement, dated as of August 31, 1998, among Cinemark USA,
             Inc., the Banks and the Agent (incorporated by reference
             from Exhibit 10.9(q) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(c)   Second Amendment to Second Amended and Restated Credit
             Agreement, dated as of November 16, 1998, among Cinemark
             USA, Inc., the Banks and the Agent (incorporated by
             reference from Exhibit 10.9(r) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1999).
  10.13(d)   Third Amendment to Second Amended and Restated Credit
             Agreement, dated as of February 24, 1999, among Cinemark
             USA, Inc., the Banks and the Agent (incorporated by
             reference from Exhibit 10.9(t) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1999).
 *10.13(e)   Guaranty, dated as of February 12, 1998, by Cinemark
             Properties, Inc.
 *10.13(f)   Supplement to the Guarantee, dated as of November 16, 1998, by Cinemark Mexico (USA), Inc.
  10.13(g)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $50,000,000 payable to the order of Bank of America National Trust and Savings
             Association (incorporated by reference from Exhibit 10.9(c)
             to Cinemark USA's Annual Report on Form 10-K, filed March
             31, 1998).

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
  10.13(h)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $50,000,000 payable to the order of NationsBank of Texas, N.A. (incorporated by
             reference from Exhibit 10.9(d) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(i)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of BankBoston, N.A. (incorporated by reference
             from Exhibit 10.9(e) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(j)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of Fleet Bank, N.A. (incorporated by reference
             from Exhibit 10.9(f) to the Company's Annual Report on Form
             10-K, filed March 31, 1998).
  10.13(k)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of The Fuji Bank, Limited (incorporated by
             reference from Exhibit 10.9(g) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(l)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of The Bank of New York (incorporated by reference from Exhibit 10.9(h) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(m)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of CIBC, Inc. (incorporated by reference from
             Exhibit 10.9(I) to Cinemark USA, Inc.'s Annual Report on
             Form 10-K, filed March 31, 1998).
  10.13(n)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $30,000,000 payable to the order of The Bank of Nova Scotia (incorporated by
             reference from Exhibit 10.9(j) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(o)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $25,000,000 payable to the order of Comerica Bank-Texas (incorporated by reference from Exhibit 10.9(k) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(p)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of First Hawaiian Bank (incorporated by reference from Exhibit 10.9(l) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(q)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of Bank of Montreal (incorporated by reference
             from Exhibit 10.9(m) to Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March 31, 1998).
  10.13(r)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of PNC Bank (incorporated by reference from
             Exhibit 10.9(n) to Cinemark USA, Inc.'s Annual Report on
             Form 10-K, filed March 31, 1998).
  10.13(s)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of The Sumitoto Bank, Limited (incorporated by
             reference from Exhibit 10.9(o) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(t)   Note of Cinemark USA, Inc., dated as of February 12, 1998, in the original principal amount of $15,000,000 payable to the order of Union Bank of California, N.A. (incorporated by reference from Exhibit 10.9(p) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(u)   Pledge Agreement, dated as of February 12, 1998, executed by the pledgors listed on the signature page thereto for the
             benefit of the Agent and the Banks (incorporated by
             reference from Exhibit 10.9(b) to Cinemark USA, Inc.'s
             Annual Report on Form 10-K, filed March 31, 1998).
  10.13(v)   Pledge Agreement dated as of January 27, 1999, between
             Cinemark Mexico (USA), Inc. and the Banks, with the
             acknowledgment of Cinemark de Mexico, S.A. de C.V.
             (incorporated by reference from Exhibit 10.9(u) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 27,
             2002).
  10.13(w)   First Amendment to Pledge Agreement, dated as of May 30,
             2001, between Cinemark Mexico (USA), Inc. and the Banks,
             with the acknowledgment of Cinemark de Mexico, S.A. de C.V.
             (incorporated by reference from Exhibit 10.9(v) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 27,
             2002).

  NUMBER                            EXHIBIT TITLE
  ------                            -------------
  10.13(x)   Second Amendment to Pledge Agreement, dated as of September
             26, 2001, between Cinemark Mexico (USA), Inc. and the Banks, with the acknowledgment of Cinemark de Mexico, S.A. de C.V.
             (incorporated by reference from Exhibit 10.9(w) to Cinemark
             USA, Inc.'s Annual Report on Form 10-K, filed March 27,
             2002).
  10.13(y)   Pledge Agreement, dated as of September 28, 2001, between
             Cinemark Mexico (USA), Inc. and the Banks, with the
             acknowledgment of Cinemark Holdings Mexico, S. de R.L. de
             C.V. (incorporated by reference from Exhibit 10.9(x) to
             Cinemark USA, Inc.'s Annual Report on Form 10-K, filed March
             27, 2002).
 *21         Subsidiaries of the Registrant.
 *23.1       Consent of Deloitte & Touche LLP.
**23.2       Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
             (incorporated in Exhibit 5.1 and 8.1).
 *24         Power of Attorney (included on the signature page of this
             Registration Statement).

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 * Filed herewith.

** To be filed by amendment.